AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 11, 2004

REGISTRATION NO.

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

TENFOLD CORPORATION

(Exact Name of Registrant as Specified in its Charter)

DELAWARE	7371	83-0302610
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

698 WEST 10000 SOUTH

SOUTH JORDAN, UTAH 84095

TELEPHONE (801) 495-1010

(Address, including zip code, and telephone

number, including area code, of

registrant’s principal executive offices)

COPIES TO:

Nancy M. Harvey	Robert B. Knauss, Esq.
President, CEO and	Munger, Tolles & Olson LLP
Chief Financial Officer	355 South Grand Avenue
TenFold Corporation	35th Floor
698 West 10000 South	Los Angeles, CA 90071
South Jordan, UT 84095	Telephone No.: (213) 683-9100
Telephone No.: (801) 495-1010	Telecopier No.: (213) 687-3702
Telecopier No.: (801) 816-0340

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, please check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share (1)	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee

Common Stock, par value $0.001 per share	5,000,000	$3.78	$18,900,000	$2,395.00

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933. For the purposes of this table, we have used the average of the bid and asked prices of TenFold’s common stock on February 10, 2004, pursuant to Rule 457(c).

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

Subject to Completion, Dated February 11, 2004

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and the selling stockholders named in this prospectus are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS

TENFOLD CORPORATION

5,000,000 SHARES COMMON STOCK

This is a resale prospectus for the resale of up to 5,000,000 shares of our common stock by the selling stockholders listed herein. We will not receive proceeds from the sale of our shares.

Our common stock is quoted on the OTC Bulletin Board under the symbol “TENF.OB.” On February 10, 2004, the last bid price for our common stock was $3.77 per share.

The selling stockholders may offer the shares through public or private transactions at prevailing market prices or at privately negotiated prices. See “Plan of Distribution.”

Investing in the common stock involves certain risks. See “ Risk Factors” beginning on page 2 for a discussion of these risks.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

THE DATE OF THIS PROSPECTUS IS                          , 2004

(i)

We are a reporting company and have distributed to our stockholders annual reports containing audited financial statements. Our annual report on Form 10-K for the fiscal year ended December 31, 2002 was filed with the Securities and Exchange Commission on March 31, 2003.

You should rely only on the information contained in this document or in documents to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where the sale of these securities is legal. The information contained in this document may only be accurate on the date hereof.

(ii)

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties that may cause actual future events or results to differ materially from those described in the forward-looking statements. Words such as “expects,” “intends,” “anticipates,” “should,” “believes,” “will,” “plans,” “estimates,” “may,” variations of such words, and similar expressions are intended to identify such forward-looking statements. We disclaim any intention or obligation to revise any forward-looking statements whether as a result of new information, future developments, or otherwise. Our future prospects are difficult to evaluate. There are many factors that could cause actual results to differ materially from those contained in the forward-looking statements. These factors include: ability to generate sufficient cash flow or secure additional sources of financing; future customer revenue; if we file for bankruptcy protection or sell all or substantially all of our assets it is unlikely that existing shareholders would receive any value for their shares; reduced comprehensive errors and omissions insurance coverage; our errors and omissions insurance coverage may not cover contractual disputes; defects or other limitations in our software; complaints filed by customers, shareholders, or other third parties and other litigation or disputes; inability or failure to meet certain contractual obligations; variability of quarterly operating results; ability to adequately anticipate employee and resource utilization rates; lengthy and variable sales cycles; dependence on a small number of customers; revenues have historically come from a small number of vertical industries; ability to license EnterpriseTenFold; attraction, training, and retention of key employees and key management; protection of intellectual property; international political and economic uncertainty; a majority of our stock is owned by a few persons; anti-takeover provisions in our charter documents; and other competitive factors. Such statements could be affected by general industry and market conditions and growth rates, general domestic and international economic conditions including interest rate and currency exchange rate fluctuations and other factors. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained from time to time in documents filed by TenFold Corporation with the Securities and Exchange Commission, including but not limited to, the most recent reports on Forms 10-Q and 10-K. Some of these factors are described below under the section entitled “Risk Factors.”

(iii)

PROSPECTUS SUMMARY

CORPORATE INFORMATION

We are a Delaware corporation having principal executive offices located at 698 West 10000 South, South Jordan, Utah 84095. Our telephone number is (801) 495-1010. The address of our website is www.10fold.com. Information on our website is not part of this prospectus.

BUSINESS

TenFold is the provider of EnterpriseTenFold™, a software applications platform (formerly “Universal Application”) that reduces enterprise applications design, development, deployment, and maintenance timeframes and costs. EnterpriseTenFold automates most of what applications programmers typically do, and empowers small teams of business people and IT professionals to design, build, test, deploy, and maintain complex, transaction-intensive applications, with significantly reduced demand on scarce IT resources as compared to other applications development approaches.

From 1993 through 1995, TenFold engaged primarily in the development of our patented EnterpriseTenFold technology and derived revenue primarily from technology development and consulting projects, generally on a time-and-materials basis. In 1996, we began using our EnterpriseTenFold technology to develop EnterpriseTenFold-based applications. From 1997 through 2000, we derived the majority of our license and service revenues from fixed-price, fixed-time applications development projects. Starting in 1998, we also began reselling vertical applications products that we had previously developed for other customers. Currently, we provide applications development and implementation services on a time-and-materials basis, rather than on a fixed-price basis, and we license EnterpriseTenFold to customers wishing to use it to build their own EnterpriseTenFold-based applications. We also enter into distribution alliances and value-added reseller relationships for the resale by third parties of EnterpriseTenFold-based applications.

OUR COMMON STOCK

Our common stock is quoted on the OTC Bulletin Board under the symbol “TENF.OB.”

THE OFFERING

On December 22, 2003, we entered into a common stock purchase agreement with the selling stockholders listed herein, pursuant to which such stockholders purchased $10 million of our common stock for $2.00 per share. The selling stockholders under this prospectus are offering for sale up to 5,000,000 shares of our common stock. We will not receive any proceeds from the resale of shares offered by the selling stockholders hereby, all of which proceeds will be paid to the selling stockholders. The purchase of our common stock involves a high degree of risk. You should carefully review and consider “Risk Factors” beginning on page 2.

RISK FACTORS

You should carefully consider the risks described below before purchasing our common stock. Our most significant risks and uncertainties are described below; however, they are not the only risks we face. If any of the following risks actually occur, our business, financial condition, or results of operations could be materially adversely affected, the trading of our common stock could decline, and you may lose all or part of your investment. You should acquire shares of our common stock only if you can afford to lose your entire investment.

If we are unable to generate sufficient cash flow from operations, or secure additional sources of financing, we will be unable to continue operations as a going concern

While our financial statements have been prepared under the assumption that we will continue as a going concern, the independent auditors’ report on our December 31, 2002 financial statements, prepared by Tanner+Co, included an explanatory paragraph relating to their substantial doubt as to our ability to continue as a going concern. Our business model relies upon generating new sales to existing and new customers and receiving payments from existing customers. Although we have recently closed a private placement in which we sold 5 million shares of restricted common stock at $2.00 per share, if we do not generate sufficient new sales and receive payments from existing customers, we will be required to pursue one or a combination of the following remedies: seek additional sources of financing, further reduce operating expenses, sell part or all of our assets, or terminate operations. There can be no assurance that we will be successful achieving sufficient cash flow.

If we file for bankruptcy protection, either voluntarily or involuntarily, or sell all or substantially all our assets, it is unlikely that our existing stockholders would receive any value for their stock

We are overdue in paying some creditors, including service providers. We are in discussions to reduce or eliminate these liabilities. If we are unsuccessful in maintaining sufficient cash flow, or in certain circumstances as a result of actions that could be taken by a group of unsecured creditors, we might be forced into the bankruptcy process. If we become a debtor in bankruptcy for these or any other reasons, it is unlikely that our existing stockholders would receive any value for their stock.

If we are unable to maintain sufficient cash flow to continue to operate as an independent company, we may be required to consider selling all or substantially all of our assets. If we sell our assets in such circumstances, it is unlikely that the proceeds from such sale would be sufficient to fully satisfy our obligations to our creditors, and therefore it is unlikely that our existing stockholders would receive any value for their stock.

Our future prospects are difficult to evaluate

In light of our operating results for recent periods and the national economic downturn in the technology sector, it is difficult to evaluate our future prospects. There can be no assurance that we will be able to successfully complete any current or new projects. In the past we received customer complaints concerning some of our projects. Although we have substantially changed the business model under which we sold and delivered business that generated customer complaints, we cannot be certain that we will not receive more customer complaints in the future. Additionally, our failure to successfully complete any current or new projects may have a material adverse impact on our financial position and results of operations. We cannot be certain that our business strategy will succeed.

We continue to experience difficulty in securing future customer revenue

There is no assurance that we will be able to convince prospective customers to purchase products or services from us or that any customer revenue that is achieved can be sustained. If we are unable to obtain future customer revenue, our operations, financial condition, liquidity, and prospects will be materially and adversely affected, and we will be required to pursue one or a combination of the following remedies: seek additional sources of financing, further reduce operating expenses, sell part or all of our assets, or terminate operations. There can be no assurance that additional financing sources will be available to us when needed or that we will be able to execute the other potential remedies sufficiently to continue operations.

Our errors and omissions coverage may not cover contractual disputes

While we maintain errors and omissions insurance coverage for claims related to customer contract disputes within the coverage scope and term, given the nature and complexity of the factors affecting the estimated liabilities, actual liabilities may exceed or be outside the scope of our current errors and omissions coverage. We can give no assurance that our insurance carrier will extend coverage to any of the current claims. In addition, no assurance can be given that we will not be subject to material additional liabilities and significant additional litigation relating to errors and omissions for existing claims and future claims.

Our errors and omissions insurance policy, which we renewed on March 1, 2003, is in the form of an industry standard software errors and omissions policy. As such, it only covers software errors and omissions that occur after the delivery of software and excludes contractual disputes such as cost and time related guarantees. We have previously had contractual disputes related to our guarantees. While we have substantially changed our business model and no longer offer a money-back guarantee, no assurance can be given that we will not be subject to these types of claims in the future. In the event that liabilities from claims are not covered by or exceed our errors and omissions coverage, our business, results of operations, financial position, or liquidity could be materially and adversely affected.

We have previously recognized significant deferred subscription revenues which will not be available in future periods

Our deferred revenue balance generally results from contractual commitments made by customers to pay amounts to us in advance of revenues earned. We had deferred revenue balances of $7.6 million at September 30, 2003 and $20.3 million at December 31, 2002. The decrease in deferred revenues from December 31, 2002 to September 30, 2003 was primarily a result of our recognizing as revenues the remaining previously deferred subscription revenues from our existing subscription contracts as these contracts reached the end of their subscription periods during the quarter ended June 30, 2003. We had a deferred revenue balance of $7.6 million at September 30, 2003 that we expect to recognize as revenues in future periods, but the timing of recognition is uncertain. As a result, we do not expect to recognize revenues or profits from deferred revenues during 2004 at the same levels that we experienced during 2003.

We are substantially dependent on a small number of large customers and the loss of one or more of these customers may cause revenues and cash flow to decline

We have derived, and over the near term we expect to continue to derive, a significant portion of our revenues and cash flow from a limited number of large customers. For the nine months ended September 30, 2003, Allstate accounted for 47 percent of our total revenues, JP Morgan Chase accounted for 22 percent, and Sapient accounted for 22 percent. Significant reductions in the amount of business they conduct with us could materially and adversely affect our business, results of operations, financial position and liquidity. Replacing the loss of a large customer is unpredictable. In the future, revenues from a single customer or a few large customers may constitute a significant portion of our total revenues and cash inflows in a particular period. The volume of work performed for specific customers is likely to vary from period to period, and a major customer in one period may not continue to purchase licenses or services from us in a subsequent period. We do not expect Allstate to account for a significant percentage of our revenues during 2004 since Allstate’s contract reached the end of its subscription period, and Allstate completed its use of our time-and-materials services for application implementation during the first half of 2003. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” generally for more information concerning our customers and revenues.

If our software contains defects or other limitations, we could face product liability exposure

Because of our limited operating history and our small number of customers, we have completed a limited number of projects that are now in production. As a result, there may be undiscovered material defects in our products or technology. Furthermore, complex software products often contain errors or defects, particularly when first introduced or when new versions or enhancements are released. Despite internal testing and testing by current and potential customers, our current and future products may contain serious defects. Serious defects or errors could result in lost revenues or a delay in market acceptance, which would damage our reputation and business.

Because our customers may use our products for mission-critical applications, errors, defects, or other performance problems could result in financial or other damages to customers. Our customers could seek damages for these losses. Any successful claims for these losses, to the extent not covered by insurance, could result in our being obligated to pay substantial damages, which would cause operating results to suffer. Although our license agreements typically contain provisions designed to limit our exposure to product liability claims, existing or future laws or unfavorable judicial decisions could negate these limitations of liability provisions. A product liability claim brought against us, even if not successful, would likely be time consuming and costly.

We are involved in litigation and disputes and may in the future be involved in further litigation or disputes that may be costly and time-consuming, and if we suffer adverse judgments, our operating results could suffer

We have been recently involved in litigation with a former customer (in July 2003, the U.S. District Court dismissed the case without prejudice) and in a class action suit against more than 300 issuers involving the underwriters of those issuer’s initial public offerings. We were also recently named as one of many defendants in a lawsuit related to the death of a patient at Cedars-Sinai Medical Center, one of our customers. We may in the future face other litigation or disputes with customers, employees, business partners, stockholders, or other third parties. Such litigation or disputes could result in substantial costs and diversion of resources that would harm our business. An unfavorable outcome of these matters may have a material adverse impact on our business, results of operations, financial position, or liquidity. See “Legal Proceedings” generally for more information concerning our litigation and disputes.

Our settlements with Perot Systems and Cedars-Sinai require that if we do not meet certain obligations their claims may be re-instated or re-asserted, and if this were to happen and we suffer adverse judgments, our operating results could suffer

Although we have settled our disputes with Perot Systems and Cedars-Sinai, our settlements require that we perform and meet certain obligations. If we are unable to or do not perform or meet these obligations, Perot Systems and Cedars-Sinai may re-instate or re-assert their respective claims against us. If either Perot Systems or Cedars-Sinai were to re-instate or re-assert their respective claims, an unfavorable outcome of the matter may have a material adverse impact on our business, results of operations, financial position, or liquidity.

Our historical quarterly operating results have varied significantly and our future operating results could vary

Historically, our quarterly operating results have varied significantly. For example, during some years, we have had quarterly profits followed by losses in subsequent quarters. Our future operating results may continue to vary significantly. Furthermore, there can be no assurance that we will not continue to suffer losses in the future.

If we fail to adequately anticipate employee and resource utilization rates, our operating results could suffer

A high percentage of our operating expenses, particularly personnel and rent, are relatively fixed in advance of any particular quarter. As a result, unanticipated variations in the number, or progress toward completion, of our projects or in employee utilization rates did and may continue to cause significant variations in operating results in any particular quarter and could result in quarterly losses. An unanticipated termination of a major project, the delay of a project, or the completion during a quarter of several major projects has in the past and may continue to result in under-utilized employees and could, therefore, cause us to suffer quarterly losses or adverse results of operations.

Our sales cycle is lengthy and subject to delays and these delays could cause our operating results to suffer

We believe that a customer’s decision to purchase our products or services involves a significant commitment of resources and is influenced by customer budget cycles. To successfully sell our products and services, we generally must educate our potential customers regarding the use and benefit of our products and services. Historically, this has required significant time and resources. Consequently, the period between initial contact and the purchase of our products or services is often long and subject to delays associated with the lengthy budgeting, approval, and competitive evaluation processes that typically accompany significant capital expenditures. Historically, our sales cycles have been lengthy and variable, typically ranging between three to twelve months from initial contact with a potential customer to the signing of a contract. In addition, the national economic downturn has caused current and potential customers to delay or change their purchasing decisions. Sales delays could cause our operating results to vary widely. There can be no assurance that we will not experience sales delays in the future. In addition, we face a challenging sales environment and there can be no assurance that we will have sales in the future.

We have historically derived a significant portion of our revenues from customers in a small number of vertical industries

We have developed software applications for companies in a small number of vertical industries. Our reliance on customers from particular industries subjects our business to the economic conditions impacting those industries, including those industries’ demand for information technology resources. If we continue to rely on a small number of vertical industries as a major source of revenues, and those industries suffer adverse economic conditions, there will likely be a significant reduction in the demand for our products, causing revenues to suffer. For example, the events of September 11, 2001 adversely affected some of our customers in the insurance and financial services industries. Although we intend to seek to diversify our customer base, there can be no assurance that we will be able to do so in the near term or at all.

Our growth and success depends on our ability to license EnterpriseTenFold and other software products; however, we have limited experience licensing EnterpriseTenFold or other products to date

As we change our business strategy to licensing EnterpriseTenFold and other software products, the success of our business is dependent, in part, upon our ability to license those products. If our strategy for marketing EnterpriseTenFold and our other products is unsuccessful, or if we are unable to license EnterpriseTenFold and/or other products successfully, or within the time frames anticipated, our revenues and operating results will suffer.

A loss of Nancy M. Harvey, Jeffrey L. Walker, or any other key employee could impair our business

Our industry is competitive and we are substantially dependent upon the continued service of our existing executive personnel, especially Nancy M. Harvey, President, Chief Executive Officer and Chief Financial Officer. Furthermore, our products and technologies are complex and we are substantially dependent upon the continued service of our senior technical staff, including Jeffrey L. Walker, Chairman of the Board of Directors, Executive Vice President, and Chief Technology Officer. If a key employee resigns to join a competitor or to form a competing company, the loss of the employee and any resulting loss of existing or potential customers to the competing company would harm our business. We do not carry key-man life insurance on any of our key employees. We have entered into an employment agreement with our President, Chief Executive Officer, and Chief Financial Officer, Nancy M. Harvey. However, the agreement does not ensure continued service to TenFold. In the event of the loss of key personnel, there can be no assurance that we would be able to prevent their unauthorized disclosure or use of our technical knowledge, practices, or procedures.

Our failure to attract and retain highly skilled employees, particularly project managers and other senior technical personnel, could impair our ability to complete projects and expand our business

Our services business is labor intensive. Our success will depend in large part upon our ability to attract, retain, train, and motivate highly skilled employees, particularly project managers and other senior technical personnel. Any failure on our part to do so would impair our ability to adequately manage and complete existing projects, bid for and obtain new projects, and expand business. There exists significant competition for employees with the skills required to perform the services we offer. Qualified project managers and senior technical staff are in great demand and are likely to remain a limited resource for the foreseeable future. The collapsing of our vertical business group structure, along with our restructuring and related headcount reductions, may make it more difficult for us to retain and compete for such employees. In addition, many of the stock options that we granted to employees are priced in excess of the current market price of our common stock. There can be no assurance that we will be successful in retaining, training, and motivating our employees or in attracting new, highly skilled employees. If we are unsuccessful in this effort or if our employees are unable to achieve expected performance levels, our business will be harmed.

If we cannot protect or enforce our intellectual property rights, our competitive position would be impaired and we may become involved in costly and time-consuming litigation

Our success is dependent, in part, upon our proprietary EnterpriseTenFold technology and other intellectual property rights. If we are unable to protect and enforce these intellectual property rights, our competitors will have the ability to introduce competing products that are similar to ours, and our revenues, market share, and operating results will suffer. To date, we have relied primarily on a combination of patent, copyright, trade secret, and trademark laws, and nondisclosure and other contractual restrictions on copying and distribution to protect our proprietary technology. We have been issued three patents in the U.S. and intend to continue to seek patents on our technology when appropriate. There can be no assurance that the steps we have taken in this regard will be adequate to deter misappropriation of our proprietary information or that we will be able to detect unauthorized use and take appropriate steps to enforce our intellectual property rights. The laws of some countries may not protect our intellectual property rights to the same extent as do the laws of the United States. Furthermore, litigation may be necessary to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. This litigation could result in substantial costs and diversion of resources that would harm our business.

To date, we have not been notified that our products infringe the proprietary rights of third parties, but there can be no assurance that third parties will not claim infringement by us with respect to current or future products. We expect software developers will increasingly be subject to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlaps. Any of these claims, with or without merit, could be time-consuming to defend, result in costly litigation, divert management’s attention and resources, cause product shipment delays, or require us to enter into royalty or licensing agreements. These royalty or licensing agreements, if required, may not be available on terms acceptable to us, or at all. A successful claim against us of product infringement and our failure or inability to license the infringed or similar technology on favorable terms would harm our business.

If we fail to successfully compete, our revenues and market share will be adversely affected

The market for our products and services is highly competitive, and if we are not successful in competing in this market, our revenues and market share will suffer. Many of our competitors have significantly greater financial, technical and marketing resources, generate greater revenues, and have greater name recognition than we do. In addition, there are relatively low barriers to entry into our markets and we have faced, and expect to continue to face, additional competition from new entrants into our markets.

International political and economic uncertainty could have an adverse impact on our business and on our operating results

Revenues from customers outside of North America were approximately 47 percent of total revenues for the three months ended September 30, 2003 as compared to 13 percent of total revenues for the same period in 2002. For the nine months ended September 30, 2003, revenues from operations outside of North America were approximately 28 percent as compared to 21 percent of total revenues for the same period in 2002. The international political and economic uncertainty caused by the ongoing war on terrorism may adversely impact our ability to continue existing relationships with our foreign customers and to develop new business abroad.

No corporate actions requiring stockholder approval can take place without the approval of our controlling stockholders

The executive officers, directors, and entities affiliated with them, in the aggregate, beneficially own approximately 51 percent of our outstanding common stock. Jeffrey L. Walker, Chairman, Executive Vice President and Chief Technology Officer, and the Walker Children’s Trust, in the aggregate, currently beneficially own approximately 39 percent of our outstanding common stock. Mr. Walker, acting with others, would be able to decide or significantly influence all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combination transactions. This concentration of ownership may have the effect of delaying or preventing a merger or other business combination transaction, even if the transaction would be beneficial to our other stockholders.

The anti-takeover provisions in our charter documents and/or under Delaware law could discourage a takeover that stockholders may consider favorable

Provisions of our certificate of incorporation, bylaws, stock incentive plans and Delaware law may discourage, delay, or prevent a merger or acquisition that a stockholder may consider favorable.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of shares of our common stock offered by the selling stockholders. We are registering the shares for resale to provide the holders thereof with freely tradable securities, but the registration of such shares does not necessarily mean that any of such shares will be offered or sold by the holders thereof.

MARKET FOR OUR COMMON STOCK

Our common stock is quoted on the OTC Bulletin Board under the trading symbol “TENF.OB.” Our high and low prices in 2004 through January 23, 2004 and by quarter during 2003 and 2002 are presented below. These prices reflect inter-dealer quotations and may not represent actual transactions.

	2004
	HIGH	LOW
First Quarter (through January 23, 2004)	$5.11	$3.30

	2003
	HIGH	LOW
First Quarter	$0.39	$0.14
Second Quarter	$3.00	$0.30
Third Quarter	$2.77	$1.23
Fourth Quarter	$3.41	$1.85

	2002
	HIGH	LOW
First Quarter	$0.87	$0.34
Second Quarter	$0.77	$0.35
Third Quarter	$0.40	$0.10
Fourth Quarter	$0.49	$0.07

On December 31, 2003, we had approximately 243 stockholders of record of our common stock and 45,969,524 shares of our common stock were issued and outstanding. On January 23, 2004, we had 45,978,898 shares of common stock outstanding.

We have never declared or paid dividends on our common stock. We expect to retain any earnings generated by our operations for the development and growth of our business, and we do not anticipate paying any dividends to our stockholders for the foreseeable future.

SELECTED FINANCIAL INFORMATION

The selected consolidated statement of operations data for the years ended December 31, 2002, 2001, 2000, 1999, and 1998, and the selected consolidated balance sheet data as of December 31, 2002, 2001, 2000, 1999, and 1998, are derived from, and are qualified by reference to, TenFold’s audited consolidated financial statements. The selected consolidated statement of operations data for the nine months ended September 30, 2003, and the selected consolidated balance sheet data as of September 30, 2003, are derived from, and are qualified by reference to, TenFold’s unaudited consolidated financial statements. The historical results are not necessarily indicative of future results.

		Year ended December 31,
	9 Months Ended September 30, 2003 (Unaudited)	2002	2001	2000	1999	1998
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Revenues:
License	$56	$207	$8,532	$12,416	$47,088	$13,382
Subscription	10,431	15,548	689	—	—	—
Services and other	12,980	12,475	45,692	57,117	50,710	29,356

Total revenues	23,467	28,230	54,913	69,533	97,798	42,738

Operating expenses:
Cost of revenues	7,420	12,998	30,990	69,151	36,413	17,184
Sales and marketing	788	1,985	5,556	22,558	24,922	11,102
Research and development	2,759	6,229	12,672	25,660	18,436	9,720
General and administrative	2,711	7,803	11,113	25,664	5,341	2,889
Amortization of goodwill and acquired intangibles	—	—	962	4,603	1,064	—
In process research and development	—	—	—	—	2,000	—
Special charges	(673)	2,838	18,876	4,810	—	—

Total operating expenses	13,005	31,853	80,169	152,446	88,176	40,895

Income (loss) from operations	10,462	(3,623)	(25,256)	(82,913)	9,622	1,843

Total other income, net	2,380	1,938	12,553	2,152	981	375

Income (loss) before income taxes	12,842	(1,685)	(12,703)	(80,761)	10,603	2,218
Provision (benefit) for income taxes	17	(497)	2,965	(619)	4,736	495

Net income (loss)	$12,825	$(1,188)	$(15,668)	$(80,142)	$5,867	$1,723

Accretion of Series A and B redeemable Preferred stock	—	—	—	—	(391)	(915)

	9 Months Ended September 30, 2003 (Unaudited)	Year ended December 31,
		2002	2001	2000	1999	1998
	(in thousands, except per share data)
Net income (loss) applicable to common stockholders	$12,825	$(1,188)	$(15,668)	$(80,142)	$5,476	$808

Basic earnings (loss) per common share	$0.32	$(0.03)	$(0.44)	$(2.29)	$0.19	$0.04

Diluted earnings (loss) per common share	$0.28	$(0.03)	$(0.44)	$(2.29)	$0.16	$0.03

Weighted average shares - basic (1)	40,361	37,249	35,623	35,035	29,278	21,551

Weighted average shares - diluted (1)	46,607	37,249	35,623	35,035	34,384	26,663

Consolidated Balance Sheet Data (at period end):
Cash and cash equivalents	$4,266	$3,838	$10,969	$13,854	$58,247	$15,373
Total current assets	7,135	7,654	16,604	19,751	77,956	23,966
Total assets	8,099	9,284	27,476	65,275	112,632	30,309
Total current liabilities	19,609	34,484	50,942	66,088	44,574	12,236
Long-term obligations, redeemable preferred and common stock, less current portion	—	25	1,878	10,023	3,464	14,240
Stockholders’ equity (deficit)	(11,510)	(25,225)	(25,344)	(11,448)	61,840	3,748
Working capital (deficit)	(12,474)	(26,830)	(34,338)	(46,337)	33,382	11,730

(1)	See Note 4 to the financial statements for an explanation of the determination of the method used to determine the number of shares used in computing net earnings (loss) per share.

SUPPLEMENTARY FINANCIAL INFORMATION

The following tables set forth certain unaudited quarterly results of operations of TenFold for 2001, 2002 and the first three quarters of 2003. In the opinion of management, this information has been prepared on the same basis as the audited consolidated financial statements and all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly the quarterly information when read in conjunction with the audited consolidated financial statements and notes thereto included elsewhere in this prospectus. The quarterly operating results are not necessarily indicative of future results.

	Quarter ended
	Mar 31, 2001	June 30, 2001	Sept 30, 2001	Dec 31, 2001	Mar 31, 2002	June 30, 2002	Sept 30, 2002	Dec 31, 2002	Mar 31, 2003	June 30, 2003	Sept 30, 2003
	(in thousands, except per share data) (unaudited)
Revenues:
License	$2,981	$4,115	$748	$688	$104	$46	$33	$24	$3	$42	$11
Subscription	—	—	—	689	2,603	3,509	4,315	5,121	6,052	4,379	—
Services and other	9,113	18,217	10,083	8,279	2,868	2,695	3,745	3,167	3,313	5,120	4,547

Total revenues	12,094	22,332	10,831	9,656	5,575	6,250	8,093	8,312	9,368	9,541	4,558

Operating expenses:
Cost of revenues	10,113	10,363	3,169	7,345	3,743	3,869	2,626	2,760	2,275	2,240	2,905
Sales and marketing	2,890	1,398	683	585	526	607	624	228	225	265	298
Research and development	4,506	3,537	2,652	1,977	1,895	1,381	2,015	938	915	982	862
General and administrative	4,265	3,172	2,021	1,655	2,873	2,007	1,702	1,221	1,241	773	697
Amortization of goodwill and acquired intangibles	962	—	—	—	—	—	—	—	—	—	—
Special charges	5,729	1,832	911	10,404	24	562	1,140	1,112	—	—	(673)

Total operating expenses	28,465	20,302	9,436	21,966	9,061	8,426	8,107	6,259	4,656	4,260	4,089

Income (loss) from operations	(16,371)	2,030	1,395	(12,310)	(3,486)	(2,176)	(14)	2,053	4,712	5,281	469

Total other income (loss), net (1)	13,545	6	(1,035)	37	(64)	(172)	(58)	2,232	2,295	82	3

	Quarter ended
	Mar 31, 2001	June 30, 2001	Sept 30, 2001	Dec 31, 2001	Mar 31, 2002	June 30, 2002	Sept 30, 2002	Dec 31, 2002	Mar 31, 2003	June 30, 2003	Sept 30, 2003
	(in thousands, except per share data) (unaudited)
Income (loss) before income taxes	(2,826)	2,036	360	(12,273)	(3,550)	(2,348)	(72)	4,285	7,007	5,363	472
Provision (benefit) for income taxes (1)	2,372	379	209	5	(508)	7	5	(1)	12	5	—

Net income (loss)	$(5,198)	$1,657	$151	$(12,278)	$(3,042)	$(2,355)	$(77)	$4,286	$6,995	$5,358	$472

Basic earnings (loss) per common share	$(0.15)	$0.05	$(0.00)	$(0.34)	$(0.08)	$(0.06)	$(0.00)	$0.11	$0.18	$0.13	$0.01

Diluted earnings (loss) per common share	$(0.15)	$0.04	$(0.00)	$(0.34)	$(0.08)	$(0.06)	$(0.00)	$0.11	$0.18	$0.11	$0.01

(1)	During the fourth quarter of 2001, TenFold recorded a reclassification reducing the gain on sale of The LongView Group, Inc. and the provision for income taxes each by $408,000 for the quarter ended March 31, 2001.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

TenFold is the provider of EnterpriseTenFold™, a software applications platform (formerly “Universal Application”) that reduces enterprise applications design, development, deployment, and maintenance timeframes and costs. EnterpriseTenFold automates most of what applications programmers typically do, and empowers small teams of business people and IT professionals to design, build, test, deploy, and maintain complex, transaction-intensive applications, with significantly reduced demand on scarce IT resources as compared to other applications development approaches.

From 1993 through 1995, TenFold engaged primarily in the development of our patented EnterpriseTenFold technology and derived revenue primarily from technology development and consulting projects, generally on a time-and-materials basis. In 1996, we began using our EnterpriseTenFold technology to develop EnterpriseTenFold-based applications. From 1997 through 2000, we derived the majority of our license and service revenues from fixed-price, fixed-time applications development projects. Starting in 1998, we also began reselling vertical applications products that we had previously developed for other customers. Currently, we provide applications development and implementation services on a time-and-materials basis, rather than on a fixed-price basis, and we license EnterpriseTenFold to customers wishing to use it to build their own EnterpriseTenFold-based applications. We also enter into distribution alliances and value-added reseller relationships for the resale by third parties of EnterpriseTenFold-based applications.

Critical Accounting Policies

The fundamental objective of financial reporting is to provide useful information that allows a reader to comprehend our business activities. To aid in that understanding, management has identified the “critical accounting policies” below. These policies have the potential to have a more significant impact on our financial statements, either because of the significance of the financial statement item to which they relate, or because they require judgment and estimation due to the uncertainty involved in measuring, at a specific point in time, events which are continuous in nature.

Revenue Recognition and Project Profitability

We believe risks relating to revenue recognition primarily include the judgment required to determine project profit or loss projections on time-and-material contracts. We recognize time-and-materials revenue at the lowest point in the range of estimated profit margin, which represents our best estimate of the profit to be achieved. Variances may occur if we are unable to collect time-and-material billings or if we grant concessions to time-and-material customers in order to sell additional business or collect cash under the contract. These variances between management’s estimate of the lowest point in the range of estimated profit margin and actual results may result in a significant adjustment to our results of operations and financial position.

Previously, risks relating to revenue recognition also included the judgment required to determine fixed-price project completion percentages, fixed-price project profit or loss projections, and forecasting of fixed-price project end-dates. However, during the year ended December 31, 2002 we converted our remaining on-going legacy fixed-price contracts to time-and-materials arrangements. As a result, we have no significant on-going fixed-price contracts at September 30, 2003.

Litigation Reserves

We review asserted litigation claims each quarter to determine the likelihood that the claim will result in a loss. Significant management judgment is required to conclude on the likely outcome of outstanding litigation. If a loss is probable on a litigation claim, management estimates the loss and we accrue the estimated loss. If a loss is considered probable but cannot be reasonably estimated, we disclose the contingency in the notes to our financial statements. Losses may result on litigation claims that are not considered probable or are not estimable at the current time, potentially having a significant impact on future financial results.

Restructuring Charges

We recognize restructuring charges consistent with EITF 94-3, prior to January 1, 2003 and consistent with SFAS 146 beginning on January 1, 2003. For amounts accrued at December 31, 2002, we reduce current charges for abandoned facilities with sublease income. Management analyzes current market conditions including current lease rates in the respective geographic regions, vacancy rates, and costs associated with subleasing when evaluating the reasonableness of future sublease income. Significant management judgments and estimates must be made and used in calculating future sublease income. Variances between expected and actual sublease income have previously and may continue to result in restructuring charge adjustments in future periods.

Results of Operations

For the three months ended September 30, 2003, we had revenues of $4.6 million, operating income of $469,000, and net income of $472,000. This compares to revenues of $8.1 million, an operating loss of $14,000, and a net loss of $77,000 for the same period of 2002.

For the nine months ended September 30, 2003, we had revenues of $23.5 million, operating income of $10.5 million, and net income of $12.8 million. This compares to revenues of $19.9 million, an operating loss of $5.7 million, and a net loss of $5.5 million for the same period of 2002.

The following tables set forth, for the periods indicated, the percentage relationship of selected items from TenFold’s statements of operations to total revenues.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2003	2002	2003	2002
Revenues:
License	—	—	—	1%
Subscription	—	54%	45%	52%
Services and other	100%	46%	55%	47%

Total revenues	100%	100%	100%	100%
Operating expenses:
Cost of revenues	64%	32%	32%	51%
Sales and marketing	7%	8%	3%	9%
Research and development	19%	25%	12%	27%
General and administrative	15%	21%	11%	33%
Special charges	(15)%	14%	(3)%	9%

Total operating expenses	90%	100%	55%	129%

Income (loss) from operations	10%	—	45%	(29)%
Total other income (expense), net	—	(1)%	10%	(1)%

Income (loss) before income taxes	10%	(1)%	55%	(30)%
Provision (benefit) for income taxes	—	—	—	(3)%

Net income (loss)	10%	(1)%	55%	(27)%

	Years Ended December 31,
	2002	2001	2000
Revenues:
License	1%	16%	18%
Subscription	55%	1%	—
Services and other	44%	83%	82%

Total revenues	100%	100%	100%
Operating expenses:
Cost of revenues	46%	57%	99%
Sales and marketing	7%	10%	32%
Research and development	22%	23%	37%
General and administrative	28%	20%	37%
Amortization of goodwill and acquired intangibles	—	2%	7%
Special charges	10%	34%	7%

Total operating expenses	113%	146%	219%

Loss from operations	(13)%	(46)%	(119)%
Total other income, net	7%	23%	3%

Loss before income taxes	(6)%	(23)%	(116)%
Provision (benefit) for income taxes	(2)%	6%	(1)%

Net loss	(4)%	(29)%	(115)%

2003 (through Q3) as Compared to 2002 (through Q3)

Revenues

Total revenues decreased $3.5 million, or 44 percent, to $4.6 million for the three months ended September 30, 2003, as compared to $8.1 million for the same period in 2002. This decrease in total revenues is primarily due to having no subscription revenues during the three months ended September 30, 2003, as our existing subscription contracts reached the end of their subscription periods during the quarter ended June 30, 2003. The decrease in subscription revenues was partially offset by an increase in service revenues.

For the nine months ended September 30, 2003, total revenues increased $3.5 million, or 18 percent, to $23.5 million as compared to $19.9 million for the same period in 2002. This increase in total revenues is primarily due to a higher volume of services during the nine months ended September 30, 2003 as compared to the same period in 2002.

We had no subscription revenues for the three months ended September 30, 2003, as compared to $4.3 million for the same period in 2002. For the nine months ended September 30, 2003, and 2002 subscription revenues were $10.4 million in each period. Subscription revenues represent revenue from contracts that include a subscription to new product releases on a “when and if available” basis. For certain contracts, including a subscription to future software products when and if they become available, we recognize the fees for the software products ratably over the subscription term beginning with delivery of the first software product. For contracts that include a service element for which the fair value is undeterminable, and the contract includes a subscription to new product releases on a “when and if available basis,” we recognize the entire contract fee ratably over the subscription period as subscription revenue. During the quarter ended June 30, 2003, our existing subscription contracts reached the end of their subscription periods, and we recognized the final remaining subscription revenue for these contracts.

Services and other revenues increased $800,000, or 21 percent, to $4.5 million for the three months ended September 30, 2003, as compared to $3.7 million for the same period in 2002. For the nine months ended September 30, 2003, services and other revenues increased $3.7 million, or 39 percent, to $13.0 million as compared to $9.3 million for the same period in 2002.

Service and other revenues increased in part due to providing a higher volume of time-and-material services during the three and nine months ended September 30, 2003 as compared to the same periods in 2002. Services and other revenues for the three and nine months ended September 30, 2003 also include $400,000 and $900,000, respectively, from the reduction over time of a guarantee on one contract as described in more detail below under Guarantees. Services and other revenues for the nine months ended September 30, 2003 also include $600,000 recognized upon completion of training obligations associated with a contract signed in 2002.

We continue to actively seek sales to new customers. However, we continue to face a challenging sales environment, and it is unclear when we can expect to achieve significant sales to new customers.

Operating Expenses

Cost of Revenues. Cost of revenues consists primarily of compensation and other related costs of personnel and contractors to provide applications development and implementation, support, and training services. Cost of revenues increased $279,000, or 11 percent, to $2.9 million for the three months ended September 30, 2003, as compared to $2.6 million for the same period in 2002. This increase was primarily due to a higher number of contractors working on customer projects. For the nine months ended September 30, 2003, cost of revenues decreased $2.8 million, or 28 percent, to $7.4 million as compared to $10.2 million for the same period in 2002. This decrease was primarily due to a smaller number of personnel working on customer projects, and support and training activities.

Sales and Marketing. Sales and marketing expenses consist primarily of compensation, travel, and other related expenses for sales and marketing personnel, as well as advertising and other marketing expenses. Sales and marketing expenses decreased $326,000, or 52 percent, to $298,000 for the three months ended September 30, 2003, as compared to $624,000 for the same period in 2002. For the nine months ended September 30, 2003, sales and marketing expenses decreased $969,000, or 55 percent, to $788,000 as compared to $1.8 million for the same period in 2002. The decrease in sales and marketing expenses was primarily due to having fewer sales and marketing employees in 2003.

Research and Development. Research and development expenses consist primarily of compensation and other related costs of personnel dedicated to research and development activities. Research and development expenses decreased $1.2 million, or 57 percent, to $862,000 for the three months ended September 30, 2003, as compared to $2.0 million for the same period in 2002. For the nine months ended September 30, 2003, research and development expenses decreased $2.5 million, or 48 percent, to $2.8 million as compared to $5.3 million for the same period in 2002. Research and development expenses decreased due primarily to having fewer research and development employees in 2003.

General and Administrative. General and administrative expenses consist primarily of allowances for doubtful accounts, the costs of executive management, finance and administrative staff, recruiting, business insurance, and professional fees. General and administrative expenses decreased $1.0 million, or 59 percent, to $697,000 for the three months ended September 30, 2003, as compared to $1.7 million for the same period in 2002. For the nine months ended September 30, 2003, general and administrative expenses decreased $3.9 million, or 59 percent, to $2.7 million as compared to $6.6 million for the same period in 2002. General and administrative expenses decreased due primarily to having a smaller scale of operations and fewer general and administrative employees, lower legal expenses from the settlement of legal matters, and reduced financing related expenses in 2003.

Special Charges. Special charges for the three and nine months ended September 30, 2003 include restructuring charge adjustments of $(578,000) and asset loss impairment adjustments of $(95,000). Special charges for the three months ended September 30, 2002 include restructuring charges of $1.1 million. Special charges for the nine months ended September 30, 2002 include restructuring charges of $1.7 million and a $24,000 asset impairment charge.

2003 Restructuring Charges. During the three and nine months ended September 30, 2003, we recorded restructuring charge adjustments of $(578,000) to reduce previously accrued restructuring charges for negotiated reductions in remaining lease payments due for unoccupied properties, and to reflect higher sublease income received than previously estimated.

2003 Asset Impairment Charges. During the three and nine months ended September 30, 2003, we recorded asset loss provision adjustments of $(95,000) to eliminate remaining estimated asset loss accruals that were no longer necessary upon our completing the return of previously leased equipment.

2002 Restructuring Charges. During the three and nine months ended September 30, 2002, we incurred restructuring charges of $1.1 million and $1.7 million, respectively, including $1.1 million, related to termination of the unoccupied portions of our South Jordan Utah headquarters lease, and $562,000, related to adjustments made to prior restructuring estimates.

2002 Asset Impairment Charges. During the nine months ended September 30, 2002, we identified $24,000 of fixed assets that had no future value to us and were no longer in active use, and accordingly recorded an asset impairment charge of $24,000 for the nine months ended September 30, 2002.

Restructuring reserves are included in accounts payable and accrued liabilities at September 30, 2003. Detail of the restructuring charges as of and for the nine months ended September 30, 2003 are summarized below (in thousands):

	Balance at December 31, 2002	New Charges	Adjustments	Utilized	Balance at September 30, 2003
Restructuring Charges:
Facilities related	$1,565	—	(578)	(38)	$949

	$1,565	$—	$(578)	$(38)	$949

We have estimated future sublease income which reduces future facility related charges, including lease obligations. We considered current market conditions including current lease rates in the respective geographic regions, vacancy rates, and costs associated with subleasing when estimating future sublease income. Variances between expected and actual sublease income have previously and may continue to result in restructuring charge adjustments in future periods.

Total Other Income, net

Net total other income was $3,000 for the three months ended September 30, 2003, as compared to $(58,000) for the same period in 2002. Net total other income was $2.4 million for the nine months ended September 30, 2003, as compared to $(295,000) for the same period in 2002. Net total other income for the nine months ended September 30, 2003 included a gain of approximately $2.2 million that we recognized on the retirement of capital lease obligations at a significant discount to their carrying value.

Provision for Income Taxes

There was no provision for income taxes for the three months ended September 30, 2003, as compared to a provision of $5,000 for the same period in 2002. The provision for income taxes for the nine months ended September 30, 2003 of $17,000 relates primarily to foreign taxes and reversing a portion of our valuation allowance attributable to the current operating income. The $5,000 provision for income taxes for the three months ended September 30, 2002 relates primarily to foreign taxes. The $496,000 benefit for income taxes for the nine months ended September 30, 2002 relates primarily to reversing accrued Federal alternative minimum taxes from 2001 due to tax legislation enacted in 2002.

At September 30, 2003, management has recognized a valuation allowance for the net deferred tax assets related to temporary differences, foreign tax credit carryforwards and net operating loss carryforwards. The valuation allowance was recorded in accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 109, Accounting for Income Taxes, which requires that a valuation allowance be established when there is significant uncertainty as to the realizability of the deferred tax assets. Based on a number of factors, the currently available, objective evidence indicates that it is more likely than not that the net deferred tax assets will not be realized.

2002 as Compared to 2001

Revenues

Total revenues decreased $26.7 million, or 49 percent, to $28.2 million for the year ended December 31, 2002, as compared to $54.9 million for the year ended December 31, 2001. The decrease in revenues is primarily due to the completion or cancellation of various fixed-price build projects in 2001.

License revenues decreased $8.3 million, or 98 percent, to $207,000 for the year ended December 31, 2002, as compared to $8.5 million for the year ended December 31, 2001. The decrease in license revenues is primarily due to the completion or cancellation of fixed-price build projects in 2001, under which the licenses were recognized as costs were incurred on the build projects, and due to license fees in subscription contracts being recognized as subscription revenue.

Subscription revenues were $15.5 million for the year ended December 31, 2002, as compared to $689,000 for the year ended December 31, 2001. Subscription revenues represent revenue from contracts that include a subscription to new product releases on a “when and if available” basis. For certain contracts, including a subscription to future software products when and if they become available, we recognize the fees for the software products ratably over the subscription term beginning with delivery of the first software product. For contracts that include a service element for which the fair value is undeterminable, and the contract includes a subscription to new product releases on a “when and if available basis,” we recognize the entire contract fee ratably over the subscription period as subscription revenue. The increase in subscription revenues is primarily due to the fact that we did not have a subscription contract prior to the fourth quarter of 2001.

Service and other revenues decreased $33.2 million, or 73 percent, to $12.5 million for the year ended December 31, 2002, as compared to $45.7 million for the year ended December 31, 2001. Service and other revenues decreased due to the completion or cancellation of various fixed-price build projects in 2001, and due to time-and-material revenue from our largest customer being recognized as subscription revenue.

Revenues from operations outside of North America were approximately 17 percent of total revenues for the year ended December 31, 2002 as compared to 28 percent in 2001. The 2002 and 2001 revenues from operations outside of North America was attributable to four customers.

Two customers accounted for 63 percent and 12 percent of our total revenues for 2002, compared to three customers accounting for 27 percent, 16 percent and 11 percent of our total revenues for the year ended December 31, 2001. No other single customer accounted for more than 10 percent of our total revenues for the year ended December 31, 2002 or 2001.

Revenues from operations outside of North America were approximately 17 percent of total revenues for 2002, 28 percent of total revenues for 2001, and 11 percent of total revenues for 2000. Revenues from operations in the United Kingdom were approximately 9 percent of total revenue for 2002, 22 percent of total revenue for 2001, and 10 percent of total revenue for 2000. Revenues from operations in Argentina were approximately 8 percent of total revenue for 2002, 6 percent of total revenue for 2001, and 1 percent of total revenue for 2000. At December 31, 2002, all of TenFold’s long-lived assets are deployed in the United States.

We believe that period to period comparisons between license, subscription, and services revenues are not necessarily indicative of future performance given the nature of our product and services offerings and the relative emphasis we apply to these offerings in any given period.

Operating Expenses

Cost of Revenues. Cost of revenues consists primarily of compensation and other related costs of personnel to provide applications development and implementation, support, and training services. Cost of revenues decreased $18.0 million, or 58 percent, to $13.0 million for the year ended December 31, 2002, as compared to $31.0 million for the year ended December 31, 2001. The decreases were primarily due to a smaller number of employees working on customer projects, and support and training activities.

Sales and Marketing. Sales and marketing expenses consist primarily of compensation, travel, and other related expenses for sales and marketing personnel, as well as advertising and other marketing expenses. Sales and marketing expenses decreased $3.6 million, or 64 percent, to $2.0 million for the year ended December 31, 2002, as compared to $5.6 million for the year ended December 31, 2001. The decreases in sales and marketing expenses were primarily due to having fewer sales and marketing employees in 2002.

Research and Development. Research and development expenses consist primarily of compensation and other related costs of personnel dedicated to research and development activities. Research and development expenses decreased $6.4 million, or 51 percent, to $6.2 million for the year ended December 31, 2002, as compared to $12.7 million for the year ended December 31, 2001. Research and development expenses decreased due primarily to having fewer research and development employees in 2002.

General and Administrative. General and administrative expenses consist primarily of allowances for doubtful accounts, the costs of executive management, finance and administrative staff, business insurance, and professional fees. General and administrative expenses decreased $3.3 million, or 30 percent, to $7.8 million for the year ended December 31, 2002, as compared to $11.1 million for the year ended December 31, 2001. General and administrative expenses decreased due primarily to having a smaller scale of operations and fewer general and administrative employees in 2002.

Amortization of Goodwill and Acquired Intangibles. We recorded no amortization expense of goodwill and acquired intangibles for the year ended December 31, 2002. For the year ended December 31, 2001, we recorded $962,000 of amortization expense of goodwill and acquired intangibles associated with our prior purchase of LongView. We completed the sale of LongView on March 15, 2001. We no longer have any goodwill or acquired intangibles.

Special Charges. Special charges for the year ended December 31, 2002 of $ 2.8 million include restructuring charges of $2.0 million and $851,000 of asset impairment charges. Special charges for the year ended December 31, 2001 of $18.9 million include $10.1 million of asset impairment charges, and $8.8 million of restructuring charges.

Asset Impairment Charges. During year ended December 31, 2002, We identified $851,000 of fixed assets that had no future value to us and are no longer in active use, and accordingly recorded an asset impairment charge of $851,000 for the year ended December 31, 2002. This charge included the impairment of the leased equipment assets that we expect to return to our two major equipment lessors pursuant to agreements reached with these lessors subsequent to December 31, 2002, under which we will buy out and fully retire the related equipment lease debt and return substantially all the related equipment.

During the year ended December 31, 2001, we restructured our operations to reduce operating expenses. As part of the restructuring, we closed or planned to close excess facilities in Atlanta, Georgia; Chicago, Illinois; Foster City, California; Irving, Texas; New York, New York; Park Ridge, New Jersey; Raleigh, North Carolina; Richmond, UK; Salt Lake City, Utah; and San Francisco, California. We had $7.7 million in computer equipment, leasehold improvements, furniture and fixtures, and other assets in these offices that we determined had no future value to us. We also recorded an impairment charge on our fixed assets of $2.4 million to state them at their estimated fair market value at December 31, 2001. Accordingly, we recorded asset impairment charges of $10.1 million during the year ended December 31, 2001.

Restructuring Charges. During the year ended December 31, 2002, we incurred restructuring charges of $2.0 million, including $1.1 million, related to termination of the unoccupied portions of our South Jordan Utah headquarters lease, and $836,000, related to adjustments made to prior restructuring estimates. The termination of the unoccupied portions of the South Jordan lease reduced the square footage leased from 105,068 to 22,310 square feet, reduced the term from 11 years to 5 years, and reduced the rental rate per square foot. This reduced our total base rent obligations (before operating expenses) under this lease by approximately $19 million over the term of the lease. As part of this transaction, we released to the landlord $1.5 million previously held as restricted cash to support these leases. The restructuring charge of $1.1 million is comprised of a charge of $1.5 million for release of the restricted cash, less the reversal of a prior rent accrual of $400,000 no longer needed under the terms of the restructured lease. The adjustments to prior restructuring estimates primarily resulted from higher facilities lease termination payments, and lower revised estimates of future facilities sublease income payments (in part due to the default of one of our subtenants), than previously estimated.

During the year ended December 31, 2001, we incurred restructuring charges of $8.8 million as part of our plans to improve operating results by reducing headcount, by closing duplicative facilities in Atlanta, Georgia; Chicago, Illinois; Foster City, California; Irving, Texas; New York, New York; Park Ridge, New Jersey; Raleigh, North Carolina; Richmond, UK; Salt Lake City, Utah; and San Francisco, California; and by implementing other measures. The restructuring charges were comprised of $873,000 for a headcount reduction of 173 staff, and $7.9 million for facilities related costs including penalties associated with the terminating leases and future lease payments.

We determined our restructuring charges in accordance with Emerging Issues Task Force Issue No. 94-3 (“EITF 94-3”) and Staff Accounting Bulletin No. 100 (“SAB 100”). EITF 94-3 and SAB 100 require that we commit to an exit plan before we accrue employee termination costs and exit costs.

Restructuring reserves are included in accounts payable and accrued liabilities at December 31, 2002. Detail of the restructuring charges as of and for the year ended December 31, 2002 are summarized below (in thousands):

Restructuring Charges:	Balance at December 31, 2001	New Charges	Adjustments	Utilized	Balance at December 31, 2002
Employee related	$106	$—	$—	$(106)	$—
Facilities related	5,521	1,140	836	(5,932)	1,565

	$5,627	$1,140	836	$(6,038)	$1,565

We have estimated future sublease income which reduces future facility related charges, including lease obligations. We considered current market conditions including current lease rates in the respective geographic regions, vacancy rates, and costs associated with subleasing when estimating future sublease income. Variances between expected and actual sublease income have previously and may continue to result in restructuring charge adjustments in future periods.

Total Other Income (Expense), net

Net total other income was $1.9 million for the year ended December 31, 2002, as compared to $12.6 million for the year ended December 31, 2001. Net total other income for the year ended December 31, 2002 included a gain of approximately $2.4 million that we recognized on the retirement of debt, and a loss of $279,000 on our sale of TenFold Systems UK Limited on October 19, 2002. Net total other income for the year ended December 31, 2001 included a gain of approximately $12.4 million that we recognized on the sale of The LongView Group, Inc. to Linedata Services on March 15, 2001. Interest income decreased for 2002 as compared to 2001 due to lower cash and cash equivalent balances in 2002. Interest expense decreased for 2002 as compared to 2001 due to lower notes payable and obligations under capital lease balances in 2002. Other income decreased for 2002 as compared to 2001, as we are recognizing less office sublease income in 2002 due to our having included the sublease income in our prior restructuring accruals.

Provision for Income Taxes

The benefit for income taxes was $497,000 for the year ended December 31, 2002 as compared to a provision of $3.0 million for 2001. The net income tax benefit for the year ended December 31, 2002, relates primarily to reversing accrued Federal alternative minimum taxes from 2001 due to recently enacted tax legislation. No tax benefit was recorded during 2002 for TenFold’s net operating losses. The net income tax provision for the year ended December 31, 2001, relates primarily to foreign income and withholding taxes, state franchise taxes and federal alternative minimum taxes.

At December 31, 2002, we had established a valuation allowance of $42.7 million for the net deferred tax assets related to temporary differences, foreign tax credit carryforwards and projected net operating loss carryforwards. The valuation allowance was recorded in accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 109, Accounting for Income Taxes, which requires that a valuation allowance be established when there is significant uncertainty as to the realizability of the deferred tax assets. Based on a number of factors, including the size of the current operating losses, that the currently available, objective evidence indicates that it is more likely than not that the net deferred tax assets will not be realized.

2001 as Compared to 2000

Revenues

Total revenues decreased $14.6 million, or 21 percent, to $54.9 million for the year ended December 31, 2001, as compared to $69.5 million for the year ended December 31, 2000. The decrease in revenues is primarily due to lower than anticipated sales and project terminations including both fixed-price and time-and-material contracts.

License revenues decreased $3.9 million, or 31 percent, to $8.5 million for the year ended December 31, 2001 as compared to $12.4 million for the same period in 2000. License sales for these products were lower for the year ended December 31, 2001 than in the previous year due to our focus on existing account performance and incremental time-and-material services.

Subscription revenues were $689,000 for the year ended December 31, 2001 as compared to $0 for the same period in 2000. Subscription revenues represent revenue from arrangements including a subscription to new product releases on a when and if available basis. We did not have a subscription contract prior to 2001.

Services and other revenues decreased $11.4 million, or 20 percent, to $45.7 million for the year ended December 31, 2001 as compared to $57.1 million for 2000. Service revenues decreased due primarily to lower than anticipated sales and project terminations including both fixed-price and time-and-material contracts.

During the three months ended December 31, 2000, we limited revenue on all significant fixed-price projects to project costs incurred. The impact on net loss from this change to limit revenue recognized to costs incurred resulted in an $11.9 million increase in net loss and an increase of ($0.34) per share to the net loss per share for the three months ended December 31, 2000.

We recognized revenue of $21.2 million during 2001 from projects that were terminated during 2001 prior to completion of the projects.

Revenues from operations outside of North America were approximately 28 percent of total revenues for the year ended December 31, 2001 as compared to 11 percent in 2000. The 2001 and 2000 revenues from operations outside of North America was attributable to four customers.

Three customers accounted for 27 percent, 16 percent and 11 percent of our total revenues for the year ended December 31, 2001, compared to two customers accounting for 16 percent and 15 percent of our total revenues for 2000. No other single customer accounted for more than 10 percent of our total revenues for the year ended December 31, 2001 or 2000.

We believe that period to period comparisons between license, subscription, and services revenues are not necessarily indicative of future performance given the nature of our product and services offerings and the relative emphasis we apply to these offerings in any given period.

Operating Expenses

Cost of Revenues. Cost of revenues consists primarily of compensation and other related costs of personnel to provide application development and implementation, support, and training services. Cost of revenues decreased $38.2 million, or 55 percent, to $31.0 million for the year ended December 31, 2001 compared to $69.2 million for 2000. The decrease in absolute dollars and as a percentage of revenues between periods was primarily due to a decrease in compensation and other related costs associated with fewer projects and a smaller number of employees working on customer projects, and support and training activities. Cost of revenues as a percentage of total revenues also decreased in 2001 compared to 2000 because the percentage of revenues was unusually high in 2000. During 2000 estimated project costs increased thus resulting in downward revenue adjustments to the previously calculated percentage-of-completion and as certain projects were placed on a “zero-profit” margin methodology.

Sales and Marketing. Sales and marketing expenses consist primarily of compensation, travel, and other related expenses for sales and marketing personnel, as well as advertising and other marketing expenses. Sales and marketing expenses decreased $17.0 million, or 75 percent, to $5.6 million for the year ended December 31, 2001 as compared to $22.6 million in 2000. The decrease in 2001 in sales and marketing expenses in absolute dollars and as a percentage of total revenues was primarily due to our allocation of resources towards completion of more complex application development projects rather than to marketing activities.

Research and Development. Research and development expenses consist primarily of compensation and other related costs of personnel dedicated to research and development activities. Research and development expenses decreased $13.0 million, or 51 percent, to $12.7 million for the year ended December 31, 2001, as compared to $25.7 million in 2000. Research and development expenses decreased in absolute dollars and as a percentage of total revenues due primarily to having fewer personnel and consultants involved in development efforts.

General and Administrative. General and administrative expenses consist primarily of allowances for doubtful accounts and notes receivable, the costs of executive management, finance and administrative staff, recruiting, business insurance, and professional fees. General and administrative expenses decreased $14.6 million, or 57 percent, to $11.1 million for the year ended December 31, 2001 as compared to $25.7 million in 2000. The decrease in absolute dollars and as a percentage of total revenues during the year ended December 31, 2001 was primarily the result of lower provisions for doubtful accounts and notes receivable and unbilled accounts receivable, and fewer staff involved in general and administrative activities.

Amortization of Goodwill and Acquired Intangibles. We recorded amortization expense of goodwill and acquired intangibles of $962,000 for the year ended December 31, 2001, as compared to $4.6 million in 2000. Since we completed the sale of LongView on March 15, 2001, the decrease in absolute dollars from 2000 to 2001 is due to recording a partial year of amortization in 2001 as compared to a full year during 2000.

Special Charges. Special charges for the year ended December 31, 2001 of $18.9 million include $10.1 million of asset impairment charges, and $8.8 million of restructuring charges.

Asset Impairment Charges. During the year ended December 31, 2001, we further restructured our operations to reduce operating expenses. As part of the restructuring, we closed or planned to close excess facilities in Atlanta, Georgia; Chicago, Illinois; Foster City, California; Irving, Texas; New York, New York; Park Ridge, New Jersey; Raleigh, North Carolina; Richmond, UK; Salt Lake City, Utah; and San Francisco, California. We had $7.7 million in computer equipment, leasehold improvements, furniture and fixtures, and other assets in these offices that we determined had no future value to us. We also recorded an impairment charge on our fixed assets of $2.4 million to state them at their estimated fair market value at December 31, 2001. Accordingly, we recorded asset impairment charges of $10.1 million during the year ended December 31, 2001.

Restructuring Charges. During the year ended December 31, 2001, we incurred restructuring charges of $8.8 million as part of our plans to improve operating results by reducing headcount, by closing duplicative Company facilities in Atlanta, Georgia; Chicago, Illinois; Foster City, California; Irving, Texas; New York, New York; Park Ridge, New Jersey; Raleigh, North Carolina; Richmond, UK; Salt Lake City, Utah; and San Francisco, California; and by implementing other measures. The restructuring charges were comprised of $873,000 for a headcount reduction of 173 staff, and $7.9 million for facilities related costs including penalties associated with the terminating leases and future lease payments.

Restructuring reserves are included in accrued liabilities at December 31, 2001. Detail of the restructuring charges as of and for the year ended December 31, 2001 are summarized below (in thousands):

Restructuring Charges:	Balance at December 31, 2000	New Charges	Adjustments	Utilized	Balance at December 31, 2001
Employee related	$141	$873	$—	$(908)	$106
Facilities related	321	6,632	1,289	(2,721)	5,521

	$462	$7,505	$1,289	$(3,629)	$5,627

Balance Sheet Components:	Balance at December 31, 2000	New Charges	Adjustments	Utilized	Balance at December 31, 2001
Accrued liabilities	$321	$7,489	$1,289	$(3,472)	$5,627
Accounts payable	141	16	—	(157)	—

	$462	$7,505	$1,289	$(3,629)	$5,627

Total Other Income, net

Net total other income increased $10.4 million to $12.6 million for the year ended December 31, 2001 compared to $2.2 million in 2000. The increase was primarily due to a gain of approximately $12.4 million on the sale of The LongView Group, Inc. to Linedata Services on March 15, 2001. Interest income decreased for the year ended December 31, 2001 compared to 2000 due to lower cash and cash equivalent balances and lower interest rates in 2001.

Provision (Benefit) for Income Taxes

The provision for income taxes was $3.0 million for the year ended December 31, 2001 as compared to a benefit of $619,000 for 2000. The net income tax provision for the year ended December 31, 2001, is primarily attributed to foreign income and withholding taxes, state franchise taxes and federal alternative minimum taxes. The net income tax benefit for the year ended December 31, 2000, is primarily attributed to federal and state tax refunds from net operating loss carrybacks and other reductions to the income tax payable accounts.

Liquidity and Capital Resources

2003 (through Q3)

During 2002 and continuing into 2003, we improved our cash flow through a variety of means, including carefully managing our accounts receivable and generating additional cash inflows wherever possible from our existing customer base, and continuing to reduce our operating cash outflows wherever possible, including negotiating the elimination or reduction of liabilities, and further restructuring of our operations, with the goal of providing a cash flow positive basis for continuing operations. For the nine months ended September 30, 2003, our change in cash was $428,000 compared to $(8.5) million for the same period of the prior year.

Net cash provided by operating activities was $155,000 for the nine months ended September 30, 2003 as compared to $(11.8) million for the same period in 2002. The increase in cash flow provided by operating activities results from maintaining and building our ongoing services base in existing customer accounts and from the significant restructuring and other actions we have taken during 2002 and continuing into 2003 to reduce cash outflows.

Net cash provided by investing activities was $102,000 for the nine months ended September 30, 2003 as compared to $7.8 million for the same period in 2002. During the nine months ended September 30, 2002, we sold two buildings and related land in San Rafael, California for proceeds of $2.4 million (before repayment of related notes payable). The decreases to restricted cash of $5.9 million for the nine months ended September 30, 2002, were primarily from our releasing restricted cash to landlords in connection with termination of excess office space in San Francisco, California; Chicago, Illinois; and Salt Lake City, Utah.

Net cash provided by financing activities was $171,000 for the nine months ended September 30, 2003 as compared to $(4.5) million for the same period in 2002. Net cash provided by financing activities for the nine months ended September 30, 2003 included net cash proceeds of $666,000 from the sale of 3,888,889 shares of common stock to a member of our Board of Directors. During the three months ended March 31, 2003 we made payments of approximately $588,000 to retire capital lease obligations at a significant discount. Net cash used by financing activities for the nine months ended September 30, 2002 was primarily for repayment of notes payable related to our sale of two buildings and related land in San Rafael, California; and principal payments on other notes and capital leases.

Our deferred revenue balance generally results from contractual commitments made by customers to pay amounts to us in advance of revenues earned. We had deferred revenue balances of $7.6 million at September 30, 2003 and $20.3 million at December 31, 2002. The decrease in deferred revenues from December 31, 2002 to September 30, 2003 was primarily a result of our recognizing as revenues the remaining previously deferred subscription revenues from our existing subscription contracts as these contracts reached the end of their subscription periods during the quarter ended June 30, 2003. When over time we recognize deferred revenue balances as revenues in the statement of operations, we will not have corresponding increases in cash, as the related cash amounts have previously been received by us. Our unbilled accounts receivable represents revenue that we have earned but which we have not yet billed.

In order to strengthen our financial foundation, we have taken aggressive steps to restructure our operations through work force reductions, terminating leases or subleasing facilities, negotiating significantly discounted debt retirements, and other operational cost-saving measures. We have made significant progress reducing operating cash outflows during 2001, 2002 and continuing into 2003. Progress made in 2003 includes:

•	During February 2003, we executed agreements with our two major equipment lessors to buy out and fully retire their equipment lease debt at a substantial discount, and return substantially all the related equipment.

•	During February 2003, we sold 3,888,889 shares of common stock to a member of our Board of Directors for a total purchase price of $700,000.

Although we believe we are making good progress towards strengthening our financial foundation, substantial challenges and risks remain:

•	While our financial statements have been prepared under the assumption that we will continue as a going concern, the independent auditors’ report on our December 31, 2002 financial statements, included an explanatory paragraph relating to their substantial doubt as to our ability to continue as a going concern.

•	We are substantially dependent on a small number of large customers for most of our cash inflows. One of those customers, Allstate Corporation, completed its current use of our time-and-materials consulting services on June 30, 2003 around their application, Interlink, which has been in production since May 2001. We have not received and do not expect to receive significant further cash inflows or to recognize significant revenues from Allstate after June 30, 2003.

•	We continue to face a challenging sales environment, and it is unclear when we can expect to achieve significant sales to new customers.

•	We may need to raise additional capital in the near term, and it is unclear if additional sources of financing will be available upon acceptable terms.

•	We are overdue in paying some creditors who could take actions against us.

•	We may still have one outstanding former customer litigation matter with SkyTel Communications, Inc. In July 2003, the U.S. District Court dismissed the case without prejudice, based on incorrect information, which TenFold immediately clarified for the Court. TenFold has not received any further notice. See Note 10 of Notes to Condensed Consolidated Financial Statements for more information.

We believe that we are continuing to appropriately manage and reduce or eliminate these risks. However, there can be no assurance that we will be successful, and if these risks have a materially adverse affect on our cash flow, we could have insufficient cash flow to continue operations beyond the near term.

See “Factors that May Affect Future Results and Market Price of Stock” for more information about risks facing TenFold.

2002 and 2001

During 2002, we improved our cash flow through a variety of means, including carefully managing our accounts receivable and generating additional cash inflows wherever possible from our existing customer base, and continuing to reduce our operating cash outflows wherever possible, including negotiating the elimination or reduction of liabilities, and further restructuring of our operations, with the goal of providing a cash flow positive basis for continuing operations. We have reduced quarterly operating cash outflows by over 80% from the first quarter of 2001 to the fourth quarter of 2002. During 2002, our quarterly change in cash improved from $(5.3) million for Q1 2002 to $1.4 million for Q4 2002.

Net cash used in operating activities was $9.6 million for the year ended December 31, 2002 as compared to $21.7 million in 2001. The decrease in cash flows used in operating activities results primarily from the significant restructuring actions we have taken to reduce our operating costs, offset in part by decreases in cash receipts from customers.

Net cash provided by investing activities was $7.3 million for the year ended December 31, 2002 as compared to $23.5 million in 2001. During the year ended December 31, 2002, we sold two buildings and related land in San Rafael, California for proceeds of approximately $2.0 million (before repayment of related notes payable). The decreases to restricted cash of $5.9 million for the year ended December 31, 2002, were primarily from our releasing restricted cash to landlords in connection with termination of excess office space in San Francisco, California; Chicago, Illinois; and Salt Lake City, Utah. During the year ended December 31, 2001 we received $27.1 million in proceeds from our sale of The LongView Group, Inc. We used $3.6 million to fund increases to restricted cash for the year ended December 31, 2001 to provide collateral for our notes payable and letter of credit obligations with our primarily lender.

Net cash used in financing activities was $4.8 million for the year ended December 31, 2002 as compared to $4.1 million in 2001. Net cash used by financing activities for the year ended December 31, 2002 was primarily for repayment of notes payable related to our sale of two buildings and related land in San Rafael, California; and principal payments on other notes and capital leases. Net cash used by financing activities for the year ended December 31, 2001 resulted primarily from payments on notes and capital leases.

Our deferred revenue balance generally results from contractual commitments made by customers to pay amounts to us in advance of revenues earned. We had deferred revenues balances of $20.3 million and $23.6 million at December 31, 2002 and 2001, respectively. When over time we recognize these deferred revenue balances as revenues in the statement of operations, we will not have corresponding increases in cash, as the related cash amounts have previously been received by us. Our unbilled accounts receivable represents revenue that we have earned but which we have not yet billed.

At December 31, 2002 we were in default to our two major equipment lessors for late payment of lease payments. As of December 31, 2002 we had leases payable to these lessors totaling approximately $2.9 million. Subsequent to December 31, 2002, we executed agreements with these lessors to buy out and fully retire their equipment lease debt at a substantial discount, and return substantially all the related equipment.

We have made significant progress reducing operating cash outflows during 2001 and 2002. We reduced quarterly operating cash outflows by over 80% from the first quarter of 2001 to the fourth quarter of 2002. We seek to keep our cash outflows at or below our expected on-going cash inflows (from primarily two large customers), and to eliminate or significantly reduce our existing and contingent liabilities. We believe that by achieving neutral to positive on-going cash flow from operations and significantly reduced liabilities, we can provide a solid base from which TenFold can grow again.

Working toward those goals, we have accomplished the following:

•	During September 2002, we negotiated a termination of the unoccupied portions of our South Jordan, Utah headquarters lease reducing the square footage leased from 105,068 to 22,310 square feet, reducing the term from 11 years to 5 years, and reducing the rental rate per square foot. This reduced our total base rent obligations (before operating expenses) under this lease by approximately $19 million over the term of the lease. As part of this transaction, we released to the landlord $1.5 million previously held as restricted cash to support these leases.

•	During October 2002, we reduced our workforce by 45% and reduced senior executive compensation, as part of our continuing effort to reduce operating costs and improve cash flow. This is expected to reduce staff related cash outflows by approximately $2 million quarterly.

•	During October 2002, we executed an agreement with our primary lender under which we paid a significantly reduced amount to retire our entire bank debt and eliminated a related lien on our intellectual property.

•	During October 2002, we sold our entire equity interest in our wholly owned subsidiary, TenFold Systems UK Limited, to the management of that subsidiary. We have previously distributed and supported our products in the United Kingdom through TenFold Systems UK Limited. Under the terms of this transaction, TenFold Systems UK Limited will continue to distribute TenFold products in the United Kingdom and provide local support to its customers. We will provide support for the Universal Application to TenFold Systems UK Limited and will share with TenFold Systems UK Limited revenues from existing and future TenFold Systems UK Limited customers. With the sale of our UK subsidiary, we eliminated significant recurring costs.

•	During February 2003, we executed agreements with our two major equipment lessors to buy out and fully retire their equipment lease debt at a substantial discount, and return substantially all the related equipment.

•	During February 2003, we sold 3,888,889 shares of common stock to a member of our Board of Directors for a total purchase price of $700,000.

Although we believe we are making good progress towards our goals, challenges and risks remain:

•	While our financial statements have been prepared under the assumption that we will continue as a going concern, the independent auditors’ report on our December 31, 2002 financial statements, included an explanatory paragraph relating to their substantial doubt as to our ability to continue as a going concern.

•	We are currently substantially dependent on a small number of large customers for most of our cash inflows.

•	We continue to face a challenging sales environment, and it is unclear when we can expect to achieve significant sales to new customers.

•	We are overdue in paying some creditors who could take actions against us.

•	Although we have significantly reduced the litigation against us, and hope to resolve the remaining matters without significant cost to TenFold, we continue to be involved in a small number of legal matters.

We believe that we are continuing to appropriately manage and reduce or eliminate these risks. However, there can be no assurance that we will be successful, and if these risks have a materially adverse affect on our cash flow, we could have insufficient cash flow to continue operations beyond the near term.

See “Factors that May Affect Future Results and Market Price of Stock” for more information about risks facing TenFold.

Disclosure about Contractual Obligations and Commercial Commitments

The following table sets forth certain contractual obligations recorded in the condensed consolidated financial statements and summary information is presented in the following table (in thousands):

	As of September 30, 2003
Contractual Obligations	Less than 1 year	1-3 years	4-5 years	After 5 years	Total
Capital Lease Obligations	$37	—	—	—	$37
Real Estate Operating Leases	1,554	1,606	—	—	3,160

Total Contractual Cash Obligations	$1,591	$1,606	$—	$—	$3,197

Real Estate Lease Obligations

The real estate operating leases above include $1.5 million of restructured real estate lease obligations which have not been reduced by sublease income of $592,000 due from sublease tenants. In the Condensed Consolidated Balance Sheet at September 30, 2003, these obligations are included in accounts payable and accrued liabilities, net of the related sublease income. On September 30, 2003, we settled a lease dispute with one of our landlords and agreed to make restructured payments beginning October 1, 2003 and continuing through the remaining term of the lease. At September 30, 2003, we were in default under one additional lease for overdue lease payments. That landlord had demanded past due payments totaling approximately $264,000 but not taken legal action. We have since completed negotiations with this landlord on restructuring the payment terms for this lease and have finalized the new arrangement.

In addition to the Contractual Obligations shown in the table above, we have the following other commitments:

Guarantees

As of September 30, 2003, we had two remaining contracts subject to guarantees.

We have received cash payments under one contract totaling $9.5 million through September 30, 2003 that are subject to potential refund under the related guarantee. We have a deferred revenue balance of $5.7 million related to this contract, and $2.7 million in accrued liabilities under a related contract, included in the accompanying Condensed Consolidated Balance Sheet at September 30, 2003.

During the year ended December 31, 2002, we converted the remaining work under the other contract to a time-and-materials arrangement, and reduced the guarantee from over $5 million to $1.5 million. During the quarter ended June 30, 2003, we revised the terms of this contract’s guarantee such that the $1.5 million guarantee draws down over the passage of time during 2003 in monthly amounts, with the final two monthly reductions totaling $400,000 also contingent on achievement of certain milestones. This reduced the guarantee from $1.5 million to $600,000 as of September 30, 2003. We recognized this reduction as revenue during the nine months ended September 30, 2003 and have a related deferred revenue balance of $600,000 at September 30, 2003, which is included in our consolidated deferred revenue balance at September 30, 2003 in the accompanying Condensed Consolidated Balance Sheet.

We believe that the application and required deliveries under the contracts will comply with the contractual terms of our customer agreements; however, these guarantees represent a risk to us.

Recent Accounting Pronouncements

In June 2001, the FASB issued SFAS No. 143 Accounting for Asset Retirement Obligations. SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. We adopted the provisions of SFAS No. 143 on January 1, 2003. The adoption of SFAS No. 143 did not have a material impact on our results of operations and financial position.

In May 2002, the FASB issued SFAS No. 145 Rescission of FASB Statements Nos. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS No. 145 eliminates Statement 4 (and Statement 64, as it amends Statement 4), which requires gains and losses from extinguishments of debt to be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect. As a result, the criteria in APB Opinion No. 30 will now be used to classify those gains and losses. SFAS No. 145 amends FASB Statement No. 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions are accounted for in the same manner as sale-leaseback transactions. In addition, SFAS No. 145 makes technical corrections to some existing pronouncements. We adopted the provisions related to the rescission of Statements 4 and 64 on January 1, 2003, and for all transactions entered into beginning May 15, 2002 adopted the provision related to the amendment of Statement 13. The adoption of SFAS No. 145 did not have a material impact on our results of operations and financial position.

In July 2002, the FASB issued SFAS No. 146 Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS No. 146 requires recognition of a liability for a cost associated with an exit or disposal activity when the liability is incurred, as opposed to when the entity commits to an exit plan under EITF No. 94-3. We adopted the provisions of SFAS No. 146 for exit or disposal activities initiated after December 31, 2002. The adoption of SFAS No. 146 did not have a material impact on our results of operations and financial position.

In November 2002, the EITF reached a consensus on Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of EITF Issue No. 00-21 did not have a material impact on our results of operations and financial position.

In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Guarantees of Indebtedness to Others, an Interpretation of FASB Statements No. 5, 57, and 107 and a rescission of FASB Interpretation No. 34. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of Interpretation No. 45 did not have a material impact on our results of operations and financial position.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure – an amendment of FASB Statement No. 123. SFAS No. 148 amends SFAS No. 123, Stock-Based Compensation, to provide alternative methods of transition for a voluntary hange to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The disclosure provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002 and have been incorporated into these financial statements and related notes.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51. This Interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. The Interpretation applies immediately to variable interests in variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after January 31, 2003. The adoption of Interpretation No. 46 did not have a material impact on our results of operations and financial position.

In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. This Statement is effective for contracts entered into or modified after June 30, 2003, with certain exceptions, and for hedging relationships designated after June 30, 2003. The adoption of SFAS No. 149 did not have a material impact on our results of operations and financial position.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 requires that certain financial instruments, which under previous guidance may have been accounted for as equity, must now be accounted for as liabilities (or an asset in some circumstances). The financial instruments affected include mandatory redeemable stock, certain financial instruments that require or may require the issuer to buy back some of its shares in exchange for cash or other assets and certain obligations that can be settled with shares of stock. This Statement is effective for all such financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. SFAS No. 150 was adopted in the quarter ended June 30, 2003 and did not have a material impact on our results of operations or financial position.

On December 18, 2003 the SEC issued Staff Accounting Bulletin No. 104, Revenue Recognition (“SAB 104”), which supercedes SAB 101, Revenue Recognition in Financial Statements. SAB 104’s primary purpose is to rescind accounting guidance contained in SAB 101 related to multiple element revenue arrangements, which was superceded as a result of the issuance of EITF 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables.” SAB 104 does not have a material impact on the Company’s financial position or results of operations.

Recent Events

On December 1, 2003, we received notice of a wrongful death lawsuit captioned Coufal v. Cedars Sinai Medical Center, et. al. in which we are named as one of several defendants. See “Legal Proceedings” for a further discussion of all litigation and disputes.

On December 22, 2003, we sold 5 million shares of common stock at $2.00 per share. These shares are the subject of this prospectus.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Interest Rate Risk

As of September 30, 2003, we had cash and cash equivalents of $4.3 million, and restricted cash of $73,000. Substantially all of the cash equivalents consist of highly liquid investments with remaining maturities at the date of purchase of less than ninety days. These investments are subject to interest rate risk and will decrease in value if market interest rates increase. A hypothetical increase or decrease in market interest rates by 10 percent from the September 30, 2003 rates would cause the fair value of these cash investments to change by an insignificant amount. Risk is mitigated through limits regarding investment concentration in particular securities and institutions, and investments in varying maturities. We do not invest in any financial derivatives or any other complex financial instruments. We do not own any equity investments, and therefore, we do not currently have any direct equity price risk.

Currency Risk

Our operations include some transactions with customers and partners in the United Kingdom. Some of these transactions are denominated in British pounds. As a result, our financial results could be affected by factors such as a change in the foreign currency exchange rate between the U.S. dollar and the British pound, or by weak economic conditions in the United Kingdom. When the U.S. dollar strengthens against the British pound, the value of receivables or payables denominated in British pounds decreases. When the U.S. dollar weakens against the British pound, the value of receivables or payables denominated in British pounds increases. The monetary activities which are impacted by foreign currency fluctuations are cash, accounts receivable, accounts payable, and certain accrued liabilities. A hypothetical 10 percent increase or decrease in the exchange rate between the U.S. dollar and the British pound from the September 30, 2003 rate would cause the fair value of such monetary assets and liabilities denominated in British pounds to change by approximately $44,000. We are not currently engaged in any foreign currency hedging activities.

BUSINESS

Business Overview

TenFold is the provider of EnterpriseTenFold™, a software applications platform that reduces enterprise applications design, development, deployment, and maintenance timeframes and costs. EnterpriseTenFold automates most of what applications programmers typically do, and empowers small teams of business people and IT professionals to design, build, test, deploy, and maintain complex, transaction-intensive applications, with significantly reduced demand on scarce IT resources as compared to other applications development approaches. Using a small team of business people supplemented with IT professionals for rapid applications development is a radical change from the industry-standard approach that relies on large teams of IT professionals who expend significant numbers of person years of effort to design, program, test, change, and deploy enterprise applications. With EnterpriseTenFold, customers get high-quality, complex enterprise applications into production faster and at significantly lower cost with EnterpriseTenFold than with other applications development technologies.

We believe EnterpriseTenFold has two unique attributes that make building complex, database-intensive and transaction-intensive applications substantially cheaper, easier, and faster than traditional applications development methodologies. First, because EnterpriseTenFold automates most of what applications programmers typically do and automatically includes advanced applications functionality, customers get more powerful, higher quality applications faster and at a fraction of the cost of traditional programming approaches. Second, since TenFold-powered applications development provides a tool and methodology that business people can effectively use, it enables organizations to directly leverage their business experience and insight and to adapt applications easily to meet changing business requirements.

We believe EnterpriseTenFold offers three unique benefits to its customer.

1.	Speed. EnterpriseTenFold lets a small team of business people and IT professionals build and enhance high-quality, high-performance, powerful applications very quickly. EnterpriseTenFold lets a trained team build a complex application at least ten times faster than with any other technology because building an application using EnterpriseTenFold requires only describing applications features and functionality. Other applications development technologies also let you build and enhance applications, but most require large teams of programmers, take longer, and are risky for complex applications. The high failure rate of most complex applications development projects suggests that other applications development technologies often lead to project cost and schedule overruns, applications quality problems, and sometimes project cancellations.

2.	Quality. EnterpriseTenFold includes the TenFold RenderingEngine, which renders an application from its description. With EnterpriseTenFold, no one writes or tests newly-written code in the building of an application. Thus, it is unlikely for the application to have defects. A TenFold-powered application works just as you described for it to work; it may not do what you want but it does do what your description says for it to do. TenFold-powered systems are much higher quality than most other applications.

3.	Power. The TenFold RenderingEngine contains thousands of features that make any TenFold-powered application much more functionally-rich than the same application that a programmer-staffed applications development team could pragmatically afford to build. TenFold-powered applications have thousands of clever, powerful features unavailable in most other applications.

TenFold’s business model focuses on providing EnterpriseTenFold, and our assistance through time-and-materials consulting, training, and support, to customers who use their own business teams and our services partners to build and maintain applications.

While there are many companies supplying applications development tools, we know of no other applications platform supplier with technology powerful enough to address the scale and robustness of the complex applications that we and our customers have built and taken into production using EnterpriseTenFold.

Business History

We founded TenFold in 1993. We spent the first several years primarily developing our patented EnterpriseTenFold technology. In 1996, we began using EnterpriseTenFold to build applications for customers. In 1999, we completed our initial public offering. In 1999 and early 2000, we tested a new business model which included selling large custom application development projects with a unique-in-the-industry “money-back guarantee”, and simultaneously structuring the company to launch and build on an accelerated time frame, eight separate vertical market facing applications product companies. Beginning in 2000, we experienced several difficult quarters and faced significant financial, legal, and operational issues. We incurred substantial, increasing losses from operations in the last three quarters of 2000, including a $55 million operating loss in the fourth quarter of 2000.

Starting in the second half of 2000 and continuing through today, we have taken steps to refocus TenFold to its roots as an EnterpriseTenFold technology company, deal with the liabilities that arose as a result of the interim business model, and restore the company to sound business health.

During 2001, we refocused TenFold back to being a technology company. We consolidated operations into one corporate organization to reduce costs and improve our core delivery and operational infrastructure. We significantly reduced our operating costs through headcount reductions, lease renegotiations and terminations, and other cost-control measures. During 2001, we improved customer satisfaction and sold additional products and services to existing customers. We began promoting the EnterpriseTenFold to customers desiring to use it to build applications. We suffered a set back following the events of September 11, 2001, after which we lost two of our largest customers and restructured the Company again. In November 2001, we entered into an expanded relationship with Allstate Insurance Company (“Allstate”), which represented our first significant transaction under our new sales and business model.

During 2002, we continued disciplined execution of our business turnaround and built the business and marketing foundation for our emergence as a growth technology company by continuing to meet customer expectations and establishing new EnterpriseTenFold sales and marketing channels. We made substantial improvements in our business positioning and operations as part of a comprehensive turnaround effort. We significantly reduced quarterly cash outflows with the goal of providing a cash flow positive basis for continuing operations by: renegotiating several major property leases thereby reducing immediate cash obligations and reducing our long-term obligations by over $51 million in the aggregate; retiring our entire bank debt by making payment of a substantially reduced amount; and, continuing operational restructuring to better align capacity with current cash flow. We continued to settle legacy litigation matters, bringing to a total of ten the number of disputes related to our interim business model that were satisfactorily settled without any admission of fault or payment by us except for the self-insurance retentions; entered into an agreement to settle a shareholder lawsuit that subsequently settled in 2003; and, concluded a settlement with the Securities and Exchange Commission without paying any fine or civil penalty or needing to restate our financial statements.

During 2002, we continued to reach important milestones with key customers. We provided EnterpriseTenFold technology and supporting services to 21 customers, 16 of whom have EnterpriseTenFold-powered applications in production. Since we began operation in 1993, we have provided licenses, and applications development, support and training services to over 50 customers in financial services, insurance, healthcare, and other vertical markets. Many of our customers are leaders in these markets.

We made progress in establishing strategic distribution alliances and value added resellers (“VAR”) relationships that we believe will accelerate and broaden market distribution of EnterpriseTenFold for us at a significantly lower cost and greater speed than we could achieve on our own. During 2002, we entered into distribution relationships including:

•	a strategic alliance with a global systems integrator, Sapient Corporation;

•	a strategic alliance with Perot Systems Corporation, focused around accelerated penetration of the healthcare industry; and, with

•	YouDevise Limited (formerly TenFold Systems UK Limited), which will distribute TenFold products and provide services to UK customers.

During 2002, we began to enter into VAR relationships around EnterpriseTenFold-powered applications. Under these VAR relationships:

•	3Genesis can resell an EnterpriseTenFold-powered customer management, billing, and financial management application in the communications industry worldwide;

•	PCX Systems, LLC (“PCX Systems”), a subsidiary of Cedars-Sinai Medical Center, can resell EnterpriseTenFold in connection with the sale of the Patient Care Expert application in the hospital and healthcare provider market globally;

•	Redi2 Corporation can resell TenFold Revenue Manager to investment managers;

•	Vertex, a UK-based utility sector customer management and billing company can resell the utility and telecommunications industries focused customer management and billing application, Generic Billing System (GBS), to their customers and others in the utility and telecommunications industries. In late 2002, Vertex completed its first sale of GBS to a large water company in the UK.

As a consequence of these and other steps, our business performance during 2002 continued to improve as reflected in several key financial metrics, including that quarterly operating and net losses were changed from losses to profits for the fourth quarter of 2002 and we generated cash from operations in the fourth quarter of 2002.

2003 Highlights

In 2003, we continued to complete key steps of our business turnaround. In February 2003, we reached agreement with our two major equipment leasing vendors to buy out and retire their remaining equipment leasing debt of approximately $2.9 million at a substantial discount. We have no further material equipment leases and no further bank debt. In September 2003, we settled a lease dispute with one of the landlords of our two unoccupied offices and restructured our payments beginning October 2003 and continuing through the remaining lease term. In October 2003, we completed negotiations with the other landlord on restructuring payment terms for the lease and have finalized the new arrangement.

In February 2003, we reached agreement with Fusion Capital to terminate an unused $10 million equity line. In February 2003, Robert W. Felton, a long-time TenFold director, made an investment of $700,000 in TenFold, by acquiring unregistered TenFold common stock.

During Q3 2003, we began shipping our first major new product (the single user PC version of EnterpriseTenFold), the output of our project, code named Tsunami, announced in Q4 2002. Launching Tsunami to entirely redesign and rewrite all customer-facing parts of TenFold technology was an important initiative of 2002. The Tsunami project makes a single-user version of our patented technology ubiquitously available from our web site. Tsunami includes a script that lets a person following that script both learn Tsunami and build an enterprise application in a few hours, without support from TenFold. Early feedback from Tsunami indicates that Tsunami meets our objective of making it possible for someone to discover on their own the unique Speed, Quality, and Power value proposition that TenFold offers. We expect our Tsunami distribution strategy to increase leads for our core product sales and to shorten sales cycles. During Q1 2003, we met our goal of releasing the Tsunami demonstration and we have conducted numerous demonstrations of Tsunami to audiences in many different cities. During Q2 2003, we met our goal of releasing beta copies of Tsunami for further testing. In September of 2003, we began shipping Tsunami without charge during its Beta program to any qualified person who wanted to try it.

On September 30, 2003, we announced the release of the next generation of our EnterpriseTenFold product. EnterpriseTenFold is a portable, multi-user applications development and deployment platform that contains all Tsunami technologies, including the intuitive and ergonomic user-interface enhancements that enable a customer to use this technology productively with little or no training, as well as all prior EnterpriseTenFold technologies. We believe that EnterpriseTenFold introduces to the industry the unique capability to automatically produce complete applications documentation that matches the application, at any time, at the click of a mouse. EnterpriseTenFold adds multiple forms of XML support, Web services, Citrix MetaFrame support, Sun Java Virtual Machine support, performance improvements for browser-based applications, and many more features described in detailed, accompanying EnterpriseTenFold ReleaseNotes. We believe that EnterpriseTenFold also significantly improves browser performance.

We have continued to build sales and marketing processes to support our emergence as a growth technology company through three complementary sales and marketing related initiatives.

•	First, we are using alliance relationships with VARs, systems integrators and software distributors in the U.S. and international markets to broaden and accelerate our distribution. We have an agreement with Sapient to provide significant services to support their implementation of GBS for Vertex’s first GBS customer. We are delivering these services in part by working with our UK Reseller, YouDevise Limited. During Q3 2003 we expanded our alliance relationships. Best Practices, LLC, an applications developer for the small-to-medium company market, obtained an EnterpriseTenFold license and signed on as a Value Added Reseller. Protech Computer Services, Inc. acquired an EnterpriseTenFold license to develop applications for the legal applications market and signed on as a Value Added Reseller. A global systems integrator conducted substantial technology due diligence, determined that EnterpriseTenFold was the best choice for building a complex, mission critical application for a prospective global banking customer, sent a number of its executives through training and initiated a serious sales effort predicated on EnterpriseTenFold as the proposed application development platform.

•

Second, we are using our small direct sales channel to prosecute specific sales opportunities focusing on selling small, paid VersionOne projects with new accounts as a low-risk first step for potential customers to test EnterpriseTenFold for their application needs. VersionOne is our one-to two-week interactive consulting project during which one or two TenFold Speed Team members work with one or two customer developers to design, build, fully-test, and demonstrate a complete, running, initial-version of a complex application. This new sales model is intended to accelerate closure of initial proof-statement projects including limited services and small development licenses, which introduce new customers to TenFold, and lead toward larger development and deployment licenses. During Q3 and Q4, we have begun to see this approach yield new customers. In Q1 2003, one of those customers acquired a deployment license to put their first TenFold-powered system into production.

•	Third, in the first few weeks after the release of the Beta version of Tsunami, over 200 individuals outside TenFold have installed Tsunami without charge during its Beta program from tsunami.10fold.com. We believe the Beta process is demonstrating that Internet installation works smoothly, that our introduction scripts provide an expedient, capable introduction to Tsunami, and that the users are finding this to be a positive introduction to TenFold’s technology. In time, we expect Internet installation of Tsunami to become an important, low-cost, marketing and sales channel for us.

Companies using TenFold-powered applications in production today include, among others, Abbey National Bank, Allstate Insurance, Barclays Global Investors, Cedars-Sinai Medical Center, Deutsche Bank, Dresdner Bank, Franklin Templeton, iplan networks, JP Morgan Chase, MedCath, Rand Technology, and Trinity. One customer has two separate TenFold-powered applications in production. Specific customer updates include:

•	Allstate, a customer since September 1999, was TenFold’s first customer to take advantage of TenFold’s current business model and to use EnterpriseTenFold to build its own application. Allstate continues to rollout its TenFold-powered internet-enabled policy rating application to more states and lines of business. This application, which has been in production since April 2001, currently does more than 175,000 transactions weekly for multiple lines of business in many states. On June 30, 2003, Allstate completed its current use of our time-and-materials consulting services. The subscription period for the prior Allstate contract concluded during the quarter ended June 30, 2003. We have not received and do not expect to receive significant further cash inflows or to recognize significant revenues from Allstate after June 30, 2003. In July 2002, we notified Allstate of certain breaches by Allstate of our Agreement, as amended. We continue to attempt to work with Allstate to resolve these matters.

•	We continue to assist JP Morgan Chase, under a time-and-materials agreement, as it rolls the global securities lending application, Securities Lending Express, into production and decommissions multiple legacy systems.

•	We continue to provide support to iplan networks of Argentina, which has had the TenFold-powered Enterprise Relationship Manager application that includes sales management, customer support, customer relationship management, incident tracking, and provisioning tailored to the communications industry, in production since September 2001.

•	As part of our ongoing relationship with Vertex, a UK-based utility sector customer management and billing company, we provide support, training and other professional services. We continue to work with Vertex as they progress on the implementation of a TenFold-powered customer management and billing application, Generic Billing System (“GBS”), for their initial water company customer.

•	As part of our continuing relationships with the global systems integrator Sapient, and with our UK reseller, YouDevise Limited, we provide expertise and consulting services to support Sapient’s GBS implementation project for Vertex.

•	We continue to work with Perot Health Systems to support them as they provide Applications support to Cedars-Sinai Medical Center for the PCX application. In October 2003, we executed a time-and-materials services agreement with Cedar-Sinai and began to provide the related services. Cedars-Sinai has since engaged us to perform several projects on a time-and-materials basis, some of which have been completed and others of which are in process.

•	Rand Technology is a relatively new customer who completely re-engineered significant, internal applications and converted from their legacy applications in under a year without requiring TenFold consulting services.

During the nine months ended September 30, 2003, we earned revenues from 21 customers. Some of our customers accounted for more than 10 percent of our annual revenues. For the nine months ended September 30, 2003, Allstate accounted for 47 percent of our total revenues, JP Morgan Chase accounted for 22 percent, and Sapient accounted for 22 percent.

During 2002, we earned revenues from 21 customers. Some of our customers accounted for more than 10 percent of our annual revenues. Allstate accounted for 63 percent, and JP Morgan Chase accounted for 12 percent of our revenues for the year ended December 31, 2002. Bonneville Power Administration accounted for 27 percent, Abbey National accounted for 16 percent, and Allstate accounted for 11 percent of our revenues for the year ended December 31, 2001. SkyTel Communications accounted for 16 percent, and Allstate accounted for 15 percent of our revenues for the year ended December 31, 2000.

Industry Challenge

Organizations worldwide face increasing pressure to replace their legacy enterprise applications and introduce new applications as they seek to increase productivity, cut costs, introduce new products and services, address changing regulatory and competitive demands, and access new technology. But, organizations face daunting odds of failure because traditional processes for building, integrating, and deploying complex applications is costly and risky. Consequently, many organizations continue to make substantial investments to maintain legacy applications that inadequately meet current needs and do not address new business requirements. To obtain new or replacement applications, companies choose between buying a packaged software application or building a custom software application.

Organizations generally turn to independent software vendors, such as Enterprise Resource Planning (“ERP”) vendors or vertical software vendors, when seeking packaged applications. In general, packaged applications promise predictable quality and relatively quick implementation. However, packaged applications frequently require that an organization adapt its business practices to the software; ERP systems generally fail to address specific industry problems, such as patient management or securities lending; often cost considerably more than planned to implement; and, once installed, are difficult to modify to adapt to changing business needs. In addition, when an organization chooses the costly and time-consuming path of customizing a packaged application, cost and risk rise rapidly and the organization is generally inhibited from future opportunities to upgrade the packaged application when subsequent new releases are available.

Alternatively, organizations can build custom applications, either internally or with third parties. This approach promises them the functionality, flexibility, and fit they seek, but the custom applications development carries a high risk of failure, with most projects exceeding budgets and schedules, and with many projects being cancelled prior to implementation due to time delays, budget overruns, and functional or technical deficiencies. Companies often hire software integration or services firms to build and implement mission-critical applications. These firms generally engage a large number of consultants who may remain on-site for years, and may exceed budgets and schedules without producing significantly better results than internal development organizations. In addition, these firms typically do not offer ongoing product enhancements because they build custom solutions for a single customer.

Applications development projects fail because the process of building complex applications with conventional tools and approaches is very complicated and labor intensive. Designing, programming, testing, integrating, and deploying complex applications can be difficult, take a long time, be expensive, and tie up scarce IT resources. This high cost and high risk is in stark contrast to the business need for new applications that address current business practices and can be adapted quickly and easily to meet the evolving business requirements of a dynamic, highly competitive business environment.

TenFold Technology and Products

EnterpriseTenFold innovations

We believe TenFold’s patented EnterpriseTenFold presents a radically new approach to applications development. This approach dramatically reduces applications development and maintenance cost and time in two ways: first, by automating tedious, time-consuming, error-prone tasks that programmers would generally do; and, second, by providing an applications development tool and methodology that lets business people actively participate in applications development. EnterpriseTenFold enables organizations to directly leverage their business experience and insight and to adapt applications easily to meet changing business requirements.

EnterpriseTenFold has three key innovations that make designing, building, testing, deploying, and maintaining an application completely different from traditional programming-oriented technologies:

Innovation	Description
TenFoldTools

•      Provides a sophisticated applications developer interface that is convenient for describing applications requirements.

•      Is itself a set of easy-to-use applications with security, concurrency control, audit trails, et cetera.

•      Is a set of TenFold-powered applications, so an applications developer has the same intuitive user interface, benefits from the same Quality and Power as other applications end-users.

TenFold Dictionary

•      Saves the applications description in an RDBMS to make changing the description easy and fast.

•      Secures and manages the applications description just as an RDBMS does for any applications database data such as invoices or insurance policies.

TenFold Rendering- Engine	• Reads the applications description and renders the application. • Supports using and changing an application as you describe it. • Scales to support tens of thousands of simultaneous end-users.

These EnterpriseTenFold innovations work together to automate tedious, repetitive, and error-prone tasks like writing SQL, Java, C++, or VisualBasic code. Automating tedious programming tasks lets applications developers focus their intellect and energy on solving the business problem instead of fighting technology problems.

We believe this revolutionary EnterpriseTenFold approach has important implications:

Implication	Description
Requirements are easier, faster, and more rewarding

•      Accelerates the difficult, time-consuming, resource intensive, traditional first step in applications development, Requirements.

•      Lets users enter and unambiguously record requirements with TenFoldTools.

•      Lets users see a running application as they enter requirements.

•      Lets users build and modify their application quickly, so they can gather requirements in concert with developing and using their actual application.

Power features make applications functionally richer	• Built-in TenFold RenderingEngine features make applications automatically powerful with slick Windows and browser user-interfaces, powerful database features like TimeRelation, AuditTrail, and more.

The meaning and purpose of Testing changes to everyone’s benefit

•      TenFold RenderingEngine renders a working application, so testing becomes ‘an exercise to verify the business solution,’ instead of ‘figure out where it blows up and fix it.’

•      With portions of the application running almost at the very start of the project, users can demonstrate it to business people and get feedback throughout the project, not just at the end when the project should be complete.

•      Automated regression testing tools let users capture what they want to automatically test and help them ensure that ongoing applications changes do not impact things that work as they wish.

Change is fast, responsive, and significantly (at least ten times) lower cost

•      Since changing an application involves only changing its description, change is extremely fast.

•      Automated regression testing tools make it possible to fully test a new applications version quickly and verify that new features work and that existing features still work as before.

•      Built-in change management tools automate most of the work in promoting new applications versions into production.

The EnterpriseTenFold value proposition provides three major benefits – Speed, Quality, and Power – to its customers. Speed. EnterpriseTenFold makes building complex applications at least ten times faster than other technologies so projects finish in months, not years; and labor costs go down by 90%. Quality. EnterpriseTenFold addresses eleven key attributes of quality applications. Since TenFold RenderingEngine renders an application from its description, tedious, error-prone, programming-like tasks are avoided in building or enhancing a TenFold-powered application. Thus the quality of the application is excellent. Power. EnterpriseTenFold renders an application from its description and automatically includes considerable, rich built-in functionality in the application. Interestingly, complex feature requirements, which traditionally generate complexity and a high likelihood of project failure, add little incremental cost to TenFold applications development. Just as a spreadsheet requiring more-complex formulas is not significantly more costly to build than one with only simple formulas. Solving the business problem (“determining the formula or desired solution”) is the intellectual challenge; describing your solution (“entering the formula or describing the solution”) is no more challenging for complex problems than simple problems.

EnterpriseTenFold has been in development more than 10 years, contains more than 2.5 million lines of C and C++ code, and is covered by three issued U.S. patents. With EnterpriseTenFold, business people or applications developers with little or no traditional programming skills can collaborate with IT professionals to build and maintain an application by describing the application without needing to program in C, C++, Java, HTML, Structured Query Language (“SQL”) or other programming languages and without the need to do other programming-like tasks such as designing screens and writing technical designs.

We believe EnterpriseTenFold delivers these benefits:

•	Faster development of complex transaction applications because EnterpriseTenFold automates tasks that programmers would otherwise have to do such as coding SQL, coding logic functions, managing computer-to-computer communications, and coding user interface screens;

•	Longer-lived applications that can survive changes in underlying technologies without requiring applications rewrites, because EnterpriseTenFold insulates applications from many technical changes such as new operating system and database software releases;

•	Reduced maintenance costs because there is little or no code to maintain;

•	Improved quality because EnterpriseTenFold replaces individually-coded logic with already-existing, thoroughly-tested algorithms that provide both basic and sophisticated applications behavior such as security, menuing, transaction behavior, and powerful windows and browser user interface features;

•	Greater consistency to look, feel and operation across the entire application, by replacing individually-built screen designs and transactions with a systematic, optimal, standard design and by eliminating the details of screen layout and repetitive transaction behavior from the application developer’s task list;

•	Demonstrated scalability as customers add simultaneous end-users and computing capacity; and

•	Typically sub-second response-time on properly configured hardware for most applications actions, because EnterpriseTenFold is carefully optimized to provide good performance.

In addition to the above benefits, EnterpriseTenFold has many distinguishing advanced features. The following is a partial listing of these features:

•	Portability across popular databases such as Oracle, DB2, SQL Server, Sybase, and MySQL;

•	Generation of all SQL statements for accessing and updating data, each highly optimized for each relational database;

•	Automatic screen layout to ensure consistency and quality in both Web and desktop environments;

•	Built-in support for query and update of time-varying data such as effective-dated employee records;

•	Real-time, server-supplied screen refresh of detail and summary information as underlying data changes;

•	Simplified business rule definition and optimized rule execution for workflow, posting, access control, and other sophisticated rule types;

•	Formal rule abstractions for validation, propagation, population, without requiring application developers to master complex event models;

•	Shared middle-tier caching, deferred query execution, and optimistic concurrency control to minimize database server load;

•	Codeless integration with third-party applications via real-time messages, APIs, or files based on a simple interface description including support for many different messaging layers such as Tibco, TCP/IP, MQSeries, and Pipes;

•	Application-level data synchronization between central servers and intermittently connected laptops; and

•	Guided interfaces to help end-users quickly master complex business processes.

EnterpriseTenFold is composed of components for developing, executing, integrating, and configuring applications.

Developing an Application. TenFoldTools provides a sophisticated user interface that lets applications developers describe an application without traditional programming activities. Business people or other applications developers describe the database that the application manages, transactions that business end-users use to do each end-user activity, and rules that control transaction behavior. TenFoldTools includes an application, named TenFold Librarian, itself a TenFold-powered application, that applications developers use to describe their application. TenFold AutoTest uses patented techniques to simplify and automate functional, performance, scalability and regression testing. TenFold Reporter and TenFoldAnalyzer let business people define their own reports and real-time data analysis. These applications development tools store the description of their applications objects in a relational database called TenFold Dictionary.

Executing an Application TenFold RenderingEngine is an executable program, generally deployed in various configurations on multiple client and server computers, that reads an applications description from TenFold Dictionary and runs as that application. TenFold RenderingEngine has these four major components:

Component	Description
TenFold Client

The TenFoldClient part of the TenFold RenderingEngine typically runs on a client computer and interacts with you as you use a TenFold-powered application. TenFoldClient is a feature-rich, secure, portable, and graphical, transaction-execution environment that implements transaction requirements that applications developers describe in the TenFold Dictionary.

TenFoldClient includes TenFold Browser UI Library, TenFold Windows UI Library, TenFold TransactionManager, TenFold FrameComposer, TenFold FrameManager, TenFold GraphicInterface Library, TenFold TransactionEngine, and TenFold GraphicInterface standard.

TenFold Server

The TenFoldServer part of the TenFold Rendering Engine typically runs on a server computer and provides non-visible applications services. TenFoldServer provides an open-to-industry-standards messaging layer, applications server technologies, and standard business engines, and distributes data-intensive and computing-intensive processing across multiple server computers and multiple distributed databases.

TenFoldServer includes TenFold Security Library, TenFold Server Manager, TenFold FastConnect, TenFold Messages Library, TenFold Scheduler, TenFold Network Library, TenFold BusinessEngines, and TenFold Messages standard.

LogicXpress

The LogicXpress part of the TenFold RenderingEngine includes TenFold Language for describing complex applications logic, reports, and processes, and technologies to compile, distribute, and efficiently run that logic portably across the various client and server computers on which you deploy an application.

LogicXpress includes TenFold Compiler, TenFold Interpreter, TenFold MetaFile Library, TenFold Language, and TenFold MetaFile standards.

TenFold Kernel

The TenFoldKernel part of the TenFold RenderingEngine provides rich, portable, data-related functionality and powerful, standard, basic-applications functions to other TenFold RenderingEngine components. TenFoldKernel provides a dictionary-driven, read-write set interface to supported relational databases, and provides optimal performance, guaranteed portability, low development cost, low maintenance cost, and rich functionality to both applications and EnterpriseTenFold.

TenFoldKernel includes TenFold Database Library, TenFold OptionsFile Library, TenFold Validation Library, TenFold Knobs&Dials Library, TenFold Error Library, TenFold CommonRoutines Library, and TenFold OperatingSystem Library.

Integrating an Application. EnterpriseTenFold integration tools connect a TenFold-powered application to other applications, both within a company and at its customers and suppliers. Whether exchanging files, directly accessing another database, or using real-time messaging, integration developers codelessly describe the path that data follows to interface with typically-inflexible legacy or third party applications. Applications developers can convert and cleanse data during its passage to or from a TenFold-powered application.

Configuring an Application. EnterpriseTenFold supports leading relational databases, server operating systems, client operating systems, Web servers and browsers, and communications systems. EnterpriseTenFold is highly configurable so that it can distribute components of EnterpriseTenFold RenderingEngine across many computers to provide n-tier processing or run on a single computer. Configuration options let customers tune performance and scalability by configuring EnterpriseTenFold to match underlying hardware and software environment. EnterpriseTenFold design simplifies adding support for additional technologies to respond to customer needs and emerging new technology market changes.

TenFold ComponentWare

TenFold ComponentWare is a family of pre-written applications components that easily plug into EnterpriseTenFold to extend its functionality without programming. For example, PowerBilling provides a robust suite of billing transactions, engines, and features. PowerAccounting makes it easy to include accounting-system integration to application descriptions.

TenFold Services

We offer basic and advanced applications development training; EnterpriseTenFold maintenance training; assistance in building, implementing, and maintaining applications; and customer and technical support.

Training

We offer training so that customers can learn how to successfully build, implement, operate, maintain, and evolve their applications. TenFold University offers professional certification programs to applications developers, end-users, information technology professionals, and training professionals who need to understand EnterpriseTenFold, TenFold ComponentWare, EnterpriseTenFold integration tools, and TenFold applications products. Training programs include classroom instruction, detailed courseware, and on-site training. Under certain circumstances, we also provide EnterpriseTenFold maintenance training, so that strategic customers and partners can learn about the internal workings of EnterpriseTenFold by working with TenFold’s Development department.

Applications Development and Implementation Services

We offer services to help customers build, implement, operate and maintain their applications. Applications development services include helping customers identify requirements and describe their application using EnterpriseTenFold. Implementation services include converting and cleansing legacy data, integrating with other applications, running parallel application testing, and managing the implementation project.

Customer and Technical Support

We provide our customers who purchase support services with new releases of EnterpriseTenFold as new releases become available and various levels of on-site and telephone support.

Competition

The competitive landscape for new and legacy-replacement enterprise applications is split among the options available to corporations today. These options are:

•	Status quo;

•	Buy a packaged application (with or without modification); and

•	Build a new application using internal IT resources or third-party consulting and software integration firms.

Status quo

TenFold’s largest competitor is “status quo.” Corporations continually wrestle with the issue of when to take on the challenge of building strategic new applications or attempting to retire and replace “legacy” applications. In recent years, most companies chose to invest large amounts of money to maintain legacy applications rather than replace them. Remaining with the status quo results in: continuously increasing costs as maintenance on top of maintenance gets harder; acceptance of barely adequate applications; limitations on lowering costs; limitations to embracing new technologies; and, difficulty in adding products or expanding markets. Status quo postpones the inevitable replacement of the application.

Buy a Packaged Application (with or without modification)

Many corporations prefer to obtain an off-the-shelf application from ERP or vertical packaged software vendors. Corporations license software packages to limit the risks associated with new software development projects. However, packaged applications force corporations to conform their business problems to the packaged solution, often with a poor fit. Corporations can modify a packaged application to solve their business problems, but such blended solutions are expensive, slow to implement, and suffer from poor integration.

Buying packaged applications is not a viable solution for replacing most legacy applications for most customers in most industries, as reasonable-fit packaged applications just don’t exist.

Build New Applications

When companies contemplate building their own applications on their own or with help, TenFold competes primarily with suppliers of traditional programming technologies and development tools. Internal IT organizations and third party consulting firms frequently use tools from Oracle, IBM, Microsoft, BEA, Computer Associates, and others.

Programming languages such as COBOL, C, and C++ perform well and scale well, but require extraordinarily large project teams to spend multiple years to complete projects. Such projects generally run over budget in time and dollars and frequently fail. Visual Basic, SmallTalk, and other personal computer technologies support rapid applications development and improved productivity for smaller projects, but do not scale to support large numbers of end-users.

Today’s emerging technologies include Java, other component-enabling technologies (COM, DCOM, ActiveX, .NET, et cetera), and Java-related technologies intending to make Java viable for complex applications (J2EE, EJB, et cetera). Emerging technologies, all of which rely on programmers, have not changed the time and cost of large applications development at this time. Using such technologies for very large, complex applications development projects is likely to result in continued high failure rates for applications build projects since longer projects and large numbers of programmers on a project increase risk of failure exponentially according to most industry pundits.

Patents, Intellectual Property Rights and Licensing

We rely primarily on a combination of patent, copyright, trade secret and trademark laws, and nondisclosure and other contractual restrictions on copying and distribution to protect our proprietary technology. We have received three separate patents in the United States. The first patent relates to EnterpriseTenFold. The second relates to TenFold AutoTest, our automated testing technology. The third patent relates to our computer-assisted testing of software application components. We have one pending U.S. patent and have additional patents and pending patent applications in other countries. Our trademark portfolio contains 11 U.S. trademark registrations, 27 trademarks registered in other countries and 15 pending applications in the U.S. and other countries.

In addition, as part of our confidentiality procedures, we enter into nondisclosure agreements with our employees, customers, consultants, and corporate partners, and limit access to and distribution of our software, documentation, and other proprietary information. We retain ownership of EnterpriseTenFold, TenFold ComponentWare, and the EnterpriseTenFold Integrator. We generally retained ownership of the applications products that we developed for customers; however, we have allowed a small number of customers to own rights to the applications we developed for them. In some cases, our contracts obligate us to pay royalties on future sales of specific applications, or prohibit us from licensing applications for specified periods of time or to specified third parties.

For information concerning risks associated with intellectual property rights, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Research and Development

Our technology development organization consists of teams of development engineers and product managers. These teams use a “documentation-centric” development process that includes planning and documenting deliverables in advance, rigorously adhering to coding standards, and performing nightly regression tests of all technology. We continuously monitor quality, analyze the root-cause of defects, report daily and weekly status, and regularly communicate individual and team performance and adherence to schedule and functionality requirements.

Our development infrastructure and processes produce documentation, quality assurance, platform certification, release management, and delivery capabilities (in addition to design and implementation functions) for our technology and products. Developers use TenFold AutoTest – our patented integrated testing technology – to perform nightly regression tests on all products, components, and technologies under development or modification. Developers use DocuManage, our web-based documentation management and reference system, to access and maintain product documentation.

Our development organization produces new versions and releases of our EnterpriseTenFold technology periodically, and during 2002 completed 8 major technology releases. For much of 2002, in addition to quality improvements and enhancements for new releases in 2002, and in 2003, we have had significant development activity underway related to our impending major new product initiative, code named Tsunami.

Research and development expenses were approximately $2.8 million for the nine months ended September 30, 2003, $6.2 million for the year ended December 31, 2002, $12.7 million in 2001; and, $25.7 million in 2000. As of December 31, 2003, we had 23 research and development staff. We intend to continue to make investments in research and development to maintain and enhance EnterpriseTenFold, EnterpriseTenFold integration tools, and TenFold ComponentWare.

Employees

As of December 31, 2003, we had 67 employees, including 24 in applications development, training and support, 23 in research and development, 7 in sales and marketing, and 13 in finance, administrative, and information technology support functions. During the year ended December 31, 2003, our average headcount was 66. None of our employees is represented by a labor union or a collective bargaining agreement and most are at-will employees.

LEGAL PROCEEDINGS

SkyTel Dispute

In March 2001, SkyTel Communications, Inc. (“SkyTel”) orally informed TenFold of its intent to terminate the Master Software License and Services Agreement between SkyTel and TenFold (the “SkyTel Agreement”). On May 15, 2001, SkyTel sent TenFold a letter purporting to terminate the SkyTel Agreement based on TenFold’s alleged material breach of the SkyTel Agreement. SkyTel’s letter also demands a refund of approximately $11 million paid by SkyTel. On September 24, 2001, SkyTel filed a complaint against TenFold in the First Circuit Court of the First Judicial District of Hinds County, Mississippi. The case was subsequently removed to U.S. District Court for the Southern District of Mississippi. SkyTel seeks monetary damages of at least $17.5 million, plus other damages it may prove at trial, together with pre- and post-judgment interest, attorneys’ fees and expenses and costs. On November 13, 2001, TenFold filed an answer denying the material allegations of the complaint. TenFold also filed a counterclaim for unpaid fees and SkyTel’s disclosure of confidential information. TenFold’s counterclaim seeks damages of at least $7 million and punitive damages of at least $10 million. The total contract value involved in this customer dispute is approximately $17.6 million, of which $11.4 million has been received by TenFold to date. During the three and nine months ended September 30, 2003 and 2002, TenFold recognized no revenue from the SkyTel Agreement.

The parties stayed discovery and attempted negotiations to settle the dispute. However, resolution has been impeded by the bankruptcy filing of SkyTel and its parent company, WorldCom, Inc. TenFold believes that its supplemental extended reporting period insurance policy covers some of the damages that may arise in the dispute. TenFold’s insurance carrier has authorized a settlement offer that has been communicated to SkyTel. TenFold has recorded an other current liability to SkyTel for the offer, and an other current asset in the same amount for the receivable from the insurance carrier, in the accompanying balance sheet. Although, if the offer is accepted, the payment from the insurance carrier would be made directly from the insurance carrier to SkyTel and none of the funds would flow through TenFold. An unfavorable outcome in the matter may have a material adverse impact on TenFold’s business, results of operations, financial position, or liquidity.

On July 14, 2003, the Court entered an order dismissing the case without prejudice based on incorrect information, which TenFold immediately clarified for the Court. TenFold has received no further notice from the Court. The Court retains jurisdiction to reopen the action upon motion of the parties.

As a result of the SkyTel matter noted above, TenFold has provided an allowance for doubtful accounts of $296,000 related to billed accounts receivable, as of September 30, 2003.

Coufal Lawsuit

On December 1, 2003, TenFold was served with a complaint in the matter of Coufal v. Cedars Sinai Medical Center, et. al. The compliant was filed in the Superior Court of the State of California, County of Los Angeles by the parents of a deceased individual who died on December 15, 2002 while in the care of Cedars Sinai Medical Center. The complaint lists a number of defendants including, Cedars Sinai Medical Center, Perot Systems Healthcare Services Group, Perot Systems Corporation, PCX Systems, LLC, TenFold Corporation, Steve Chen M.D., Charles Louy M.D., Steven Fowler M.D., Sunshine Aviva Weiss M.D., and Does 1-100, inclusive. The complaint generally alleges that plaintiff’s daughter died following surgery as the result of an overdose of prescription medications. The complaint alleges that the medications were prescribed, ordered and/or administered in excess of the levels acceptable to physicians acting within the standard of care of physicians in the community, and that the computerized physician order entry system (“PCX”), initially developed by TenFold, failed to detect the overdose. The complaint acknowledges that in April, 2001, and pursuant to separate agreements, which are described in reports that TenFold has filed with the SEC, responsibility for and ownership of PCX was assumed by PCX Systems, LLC (a wholly owned subsidiary of Cedars Sinai Medical Center), and that in October, 2002 Cedars Sinai Medical Center installed PCX for hospital use. At this point, management is unable to determine whether this lawsuit will have any adverse impact on TenFold.

Summary and Insurance

TenFold maintained errors and omissions and umbrella liability insurance coverage to protect itself in the event of claims for damages related to the performance of computer-related services or the failure to perform computer-related services that occurred after March 1, 1998, but prior to March 1, 2001. TenFold does not believe that the dispute with SkyTel will be covered by TenFold’s original errors and omissions and umbrella liability insurance coverage. However, TenFold also maintained a $2 million supplemental extended reporting period policy on one of TenFold’s prior errors and omissions liability policies. TenFold believes that this supplementary extended reporting insurance policy covers some of the types of alleged damages (but not unpaid or unbilled accounts receivable) claimed in the SkyTel dispute noted above, subject to the policy’s total limit, and the insurance carriers’ standard reservation of rights. TenFold also believes that this supplementary extended reporting insurance policy may cover the costs of legal defense of the SkyTel dispute, subject to the policy’s total limit, and any stated reservation of rights by the carrier regarding conditions or findings that might exclude coverage for a particular matter. TenFold has begun to use a portion of this supplemental extended reporting insurance policy in defending the SkyTel dispute. TenFold has reserved against certain of the billed accounts receivable related to the disputed amounts for which a loss is considered probable and estimable. An unfavorable outcome of any of these matters may have a material adverse impact on TenFold’s business, results of operations, financial position, or liquidity.

On March 1, 2001, TenFold secured an industry-standard, errors and omissions policy that covers claims made after March 1, 2001. TenFold renewed this policy on March 1, 2002 and again on March 1, 2003. TenFold’s new policy excludes contractual related disputes such as cost and time guarantees, and only covers software errors or omissions that occur after the delivery of software. TenFold believes this policy provides adequate coverage for potential damages related to errors and omissions in TenFold’s delivered software.

Stockholder Matters

On November 6, 2001, a class action complaint alleging violations of the federal securities laws was filed in the United States District Court for the Southern District of New York naming as defendants TenFold, certain of its officers and directors, and certain underwriters of TenFold’s initial public offering. An amended complaint was filed on April 24, 2002. TenFold and its officers and directors are named in the suit pursuant to Section 11 of the Securities Act of 1933 and Section 10(b) of the Securities Exchange Act 1934 on the basis of an alleged failure to disclose the underwriters’ alleged compensation and manipulative practices. Similar complaints have been filed against over 300 other issuers that have had initial public offerings since 1998. The individual officer and director defendants entered into tolling agreements and, pursuant to a Court Order dated October 9, 2002, were dismissed from the litigation without prejudice. On February 19, 2003, the Court granted a Motion to Dismiss the Rule 10b-5 claims against 116 defendants, including TenFold. On June 27, 2003, TenFold’s Board of Directors ratified its committee’s conditional approval of a proposed partial settlement with the plaintiffs in this matter. The settlement would provide, among other things, a release of TenFold and of the individual defendants for the conduct alleged in the action to be wrongful in the Amended Complaint. TenFold would agree to undertake other responsibilities under the partial settlement, including agreeing to assign away, not assert, or release certain potential claims TenFold may have against its underwriters. Any direct financial impact of the proposed settlement is expected to be borne by TenFold’s insurers. The committee agreed to approve the settlement subject to a number of conditions, including the participation of a substantial number of other issuer defendants in the proposed settlement, the consent of TenFold’s insurers to the settlement, and the completion of acceptable final settlement documentation. Furthermore, the settlement is subject to a hearing on fairness and approval by the Court overseeing the litigation. However, due to the inherent uncertainties of litigation, TenFold cannot accurately predict the ultimate outcome of the litigation. If there is an unfavorable outcome, there may be a material adverse impact on TenFold’s business, results of operations, financial position, or liquidity.

Indemnifications and Warranties

As permitted under Delaware law, and as provided in agreements with its officers and Directors, TenFold has indemnified officers and Directors for certain claims asserted against them in connection with their service as an officer or Director of TenFold. The maximum potential amount of future payments that TenFold could be required to make under these indemnification provisions is unlimited. However, TenFold has purchased Directors’ and Officers’ insurance policies that reduce its monetary exposure and enable it to recover a portion of any future amounts paid. As a result of this insurance coverage, TenFold believes the estimated fair value of these indemnification agreements is not material.

TenFold’s agreements with customers generally require TenFold to indemnify the customer against claims that TenFold’s software infringes third party patent, copyright, or other proprietary rights. Such indemnification obligations are generally limited in a variety of industry-standard respects, including a right to replace an infringing product or cancel the software license and return the fees paid by the customer. To date, TenFold has not incurred costs to defend lawsuits or settle claims related to these indemnification agreements, and no such claims were outstanding at September 30, 2003. As a result, TenFold has not recorded a liability for infringement costs as of September 30, 2003.

TenFold’s agreements with customers also generally provide a warranty that for so long as the customer is paying for support services, TenFold’s software will materially conform to the related documentation, and that TenFold’s software has been developed in a workmanlike manner. To date, TenFold has not incurred significant warranty costs. As a result, TenFold has not recorded a liability for warranty costs as of September 30, 2003.

DESCRIPTION OF OUR PROPERTIES

TenFold currently owns no real property. Below is a description of our leased property and the status of each facility at December 31, 2003:

Location	Sq. Feet	Lease expires	Use
South Jordan, UT	22,310	September 2007	Corporate headquarters, research and development, consulting, support, education, sales, executive and administrative activities.

San Francisco, CA	3,518	Month to month	Research and development, sales, executive and administrative activities.

Irving, TX	23,386	April 2005	We no longer occupy this property. We have subleased 15,404 sq. feet of this space for the remaining term.

Dallas, TX	11,679	January 2004	We no longer occupy this property. From February 2001 to December 2002, we subleased this office space.

We conduct much of our operations from our principal executive office located near Salt Lake City, Utah where we lease 22,310 square feet under a lease that expires in September 2007. Our staff currently work at this office, at our San Francisco office, at customer sites, or from home offices. During 2004, we do not presently anticipate needing additional office space.

During the year ended December 31, 2003, we were, at times, in default of our Dallas and Irving office leases for overdue lease payments. During September 2003, we settled a dispute with our Dallas landlord and agreed to make restructured payments beginning October 1, 2003 and continuing through the remaining term of the lease. During November 2003, we similarly amended our Irving lease to restructure our payments and agreed to make payments beginning November 26, 2003 and continuing through the remaining term of the lease. At December 31, 2003, we were current on our payments under these leases and no longer in default.

During 2002, we completed a series of agreements with various landlords that eliminated a total of approximately $51 million of long-term lease obligations. This included terminating office leases in Chicago, Illinois; Draper, Utah; Foster City, California; and San Francisco, California; and negotiating a termination of the unoccupied portions of our South Jordan, Utah headquarters lease reducing the square footage leased from 105,068 to 22,310 square feet, reducing the term from 11 years to 5 years, and reducing the rental rate per square foot.

During 2001, we closed offices in Atlanta, Georgia; Foster City, California; Irving, Texas; New York, New York; Park Ridge, New Jersey; and Raleigh, North Carolina. We subsequently terminated the Atlanta, Georgia lease, and subsequently subleased approximately 15,404 sq. feet of the lease in Irving, Texas. We also canceled an expansion requirement in Chicago, Illinois that would have commenced on October 1, 2001.

During 2000, we closed offices in Dallas, Texas; and Chicago, Illinois, and subsequently subleased these offices.

During the year ended December 31, 2000, we acquired two office buildings totaling 14,000 square feet and adjoining property in San Rafael, California. We did not occupy any of this space during the year ended December 31, 2001. We sold these buildings in January 2002, for an amount equal to their net book value.

MANAGEMENT

The executive officers and directors of the Company are listed below. Under the Company’s Certificate of Incorporation, the Board of Directors is divided into two classes, with staggered two-year terms. The Class I directors are Nancy M. Harvey, Robert W. Felton and Ralph W. Hardy, Jr. The Class II directors are Jeffrey L. Walker and Richard H. Bennett, Jr. Additional information is provided below:

Name	Age	Position(s)
Nancy M. Harvey	50	President, Chief Executive Officer, Chief Financial Officer and Director

Jeanne Marie Kiss	57	Senior Vice President, Operations

Jeffrey L. Walker	61	Chairman of the Board of Directors, Executive Vice President, Chief Technology Officer

Linda B. Valentine	53	Senior Vice President, Operations, Chief of Staff

Robert W. Felton	65	Director

Ralph W. Hardy, Jr.	63	Director

Richard H. Bennett, Jr.	57	Director

Nancy M. Harvey joined TenFold in July 2000, and has served as President and Chief Executive Officer since January 2001, and as Chief Financial Officer since November 2002. From July 2000 to December 2000, Ms. Harvey served as TenFold’s Chief Operating Officer. Prior to joining TenFold, Ms. Harvey served in various capacities with Computer Science Corporation’s (“CSC”) Healthcare Group, a large-scale applications development, outsourcing and consulting company, including from 1999 to 2000 as Executive Vice President, from 1998 to 1999 as Chief of Staff and Acting Group Vice President of Finance and Administration, from 1997 to 1998 as a Vice President, and from 1995 to 1997 as a Principal of APM Management Consultants, a management consulting firm acquired in 1996 by CSC. From 1994 to 1995, Ms. Harvey was a Senior Manager with Ernst & Young, a public accounting firm. In addition, Ms. Harvey held executive positions with MacNeal Health Services Corporation, a regional health delivery system. Ms. Harvey holds a BS in biology and chemistry from the College of Creative Studies at the University of California at Santa Barbara, an MBA from the Wharton School of the University of Pennsylvania, a Ph.D. in chemical physics from the University of Minnesota, and was a post-doctoral fellow at the California Institute of Technology.

Jeanne Marie Kiss joined TenFold in November 2001 as a Vice President and has served as Senior Vice President, Operations since September 2002. She has Operations responsibility for the Eastern U.S. and Europe. Prior to joining TenFold, Dr. Kiss served in various capacities with Computer Science Corporation’s (“CSC”) Healthcare Group from 1996 to 2001, including from 1998 to 2001, as Chief Operating Officer of CSC Healthcare. From 1993 to 1996, Dr. Kiss served as Chief Operating Officer of St. Luke’s Roosevelt Hospital Center, an academic medical center in Manhattan, New York. Dr. Kiss holds a Ph.D. in Organizational Development from the Wagner School at New York University and is an adjunct professor at New York Medical College.

Linda B. Valentine joined TenFold in December 2003 and serves as Senior Vice President with Operations responsibility for the Central and Western U.S. and South America. She also has responsibility for TenFold University and TenFold Support. In addition, as Chief of Staff, Ms. Valentine oversees TenFold’s Legal, Human Resources and Information Technology departments. Prior to joining TenFold, Ms. Valentine served in various capacities with Motorola Inc., including from 2001 to 2002 as

Senior Vice President, e-business Transformation, from 1998 to 2001 as Senior Vice President (from 2000) and Assistant General Counsel, with general counsel responsibilities for Motorola’s communications businesses, and from 1996 to 1998 as Corporate Vice President and Assistant General Counsel. Prior to joining Motorola in 1984, Ms. Valentine held positions in the legal departments of United Airlines and Atlantic Richfield Company. Ms. Valentine is a graduate of the University of Michigan and Georgetown University Law Center and studied business in the MBA program of the University of Southern California.

Jeffrey L. Walker founded TenFold in February 1993 and has served as its Chairman, Executive Vice President, and Chief Technology Officer since October 1996. From TenFold’s inception to October 1996, Mr. Walker served as TenFold’s Chairman, President, Chief Executive Officer, and Chief Technology Officer. Prior to founding TenFold, from 1991 to 1993, Mr. Walker was an independent consultant. From 1985 to 1991, Mr. Walker held several management positions at Oracle Corporation, a large database and applications software company, including Executive Vice President from 1987 to 1991, General Manager Applications Division from 1985 to 1991, Chief Financial Officer from 1987 to 1991, and Senior Vice President of Marketing during 1986. Prior to joining Oracle, Mr. Walker founded and served as Chief Executive Officer of Walker Interactive Products, an application software company, from 1980 to 1985. Mr. Walker holds a BA in mathematics from Brown University.

Richard H. Bennett, Jr. has served as a member of TenFold’s Board of Directors since October 31, 2002. From September 2001 to October 2002, Mr. Bennett served as a marketing consultant to TenFold. Mr. Bennett founded Rick Bennett Advertising in 1984. His advertising agency has represented numerous companies in many technology sectors including, hardware, database, circuit design and artificial intelligence. From 1984 to 1990, he served as Oracle Corporation’s advertising agency during Oracle’s growth from $15 million to over a billion dollars in annual sales. He currently advises several other technology companies, including Salesforce.com.

Robert W. Felton has served as a member of TenFold’s Board of Directors since March 1997. Mr. Felton was the founder and served as a member of the Board of Directors of Indus International, Inc., a software applications company, since its inception in 1988 until 2002. From 1988 to January 1999, Mr. Felton also served as Indus’s Chairman, President, and Chief Executive Officer. Mr. Felton holds a BS in mechanical engineering from Cornell University and an MS in nuclear engineering from the University of Washington.

Ralph W. Hardy, Jr. has served as a member of TenFold’s Board of Directors since February 1998. Mr. Hardy is the principal operating officer, director and a stockholder of First Media Corporation, which is the ultimate parent of First Media TF Holdings, LLC, a stockholder of TenFold. Through other subsidiaries, First Media Corporation owns investments in commercial broadcasting stations and in various other private entities. First Media Corporation, which is substantially owned by the Richard E. Marriott family, also owns, through a subsidiary, stock of various publicly held companies such as Host Marriott Corporation and Marriott International, Inc. Mr. Hardy has served as a member of the law firm of Dow, Lohnes & Albertson PLLC, Washington, D.C., since 1974. Mr. Hardy holds a BS in political science from the University of Utah and a JD from the University of California at Berkeley School of Law (Boalt Hall).

COMMON STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND

MANAGEMENT

The following table sets forth information that has been provided to TenFold with respect to beneficial ownership of shares of TenFold’s Common Stock as of January 1, 2004, for (i) each person who is known by TenFold to own beneficially more than five percent of the outstanding shares of Common Stock, (ii) each director of TenFold, (iii) each of the named executive officers listed in the Summary Compensation Table of this proxy statement, and (iv) all directors and executive officers of TenFold as a group.

Name and Address (1)	Shares of Common Stock (2)		Options Exercisable (3)	Total	Percent of Common Stock (4)
Jeffrey L. & Cassandra M. Walker	13,634,800		687,500	14,322,300	30.7%
Nancy M. Harvey	801,250		3,888,750	4,690,000	9.4%
Gary D. Kennedy (5) 36 South State Street Suite 1400 Salt Lake City, UT 84111	3,915,290		—	3,915,290	8.5%
Walker Children’s Trust (6)	3,769,800		—	3,769,800	8.2%
Ralph W. Hardy, Jr. (7) c/o First Media TF Holdings, LLC 11400 Skipwith Lane Potomac, MD 20854	3,344,330		118,750	3,463,080	7.5%
First Media TF Holdings, LLC 11400 Skipwith Lane Potomac, MD 20854	3,340,330		—	3,340,330	7.3%
Robert W. Felton Trust c/o Robert W. Felton	3,975,889		150,750	4,126,639	8.9%
Richard H. Bennett, Jr.	—		281,250	281,250	0.6%
Alan K. Flake, Jr. (9)	—		191,875	191,875	0.4%
Jeanne Marie Kiss	—		418,750	418,750	0.9%
Dudley E. Morris	—		387,500	387,500	0.8%
All directors and executive officers as a group (7 persons)	21,756,269	(8)	5,545,750	27,302,019	53.0%

(1)	Unless otherwise indicated, the address of each of the persons and entities listed in the table is the address of TenFold’s principal executive offices. The address of TenFold’s principal executive offices is 698 West 10000 South, Suite 200, South Jordan, Utah 84095.

(2)	The persons named in this table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them, subject to community property laws where applicable and except as indicated in the other footnotes to this table.

(3)	All options included are exercisable within 60 days after January 1, 2004.

(4)	Based on 45,969,524 shares of Common Stock outstanding as of January 1, 2004. In computing the percentage ownership by a person, shares of Common Stock subject to options held by that person that are currently exercisable or exercisable on or before March 1, 2004, are deemed outstanding. Such shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

(5)	Includes 143,594 shares owned by a limited liability company in which Mr. Kennedy is a co-managing member and as such exercises shared voting and investment power with respect to the shares. Mr. Kennedy disclaims beneficial ownership of the shares held by the limited liability company, except to the extent of his pecuniary interests in such shares. Information for Mr. Kennedy is to the best of TenFold’s knowledge based on reports filed with the SEC and a resignation agreement between the Company and Mr. Kennedy.

(6)	The Walker Children’s Trust is an irrevocable trust in which Mr. Walker, Mr. Walker’s wife and Paul M. Ginsburg are co-trustees. Mr. Ginsburg has sole voting and investment power with respect to the shares of TenFold held by the trust.

(7)	Includes 3,340,330 shares held by First Media TF Holdings, LLC, a wholly owned subsidiary of First Media Corporation. Mr. Hardy is a principal of First Media TF Holdings, LLC, and an officer, director, and stockholder of First Media Corporation. Mr. Hardy disclaims beneficial ownership of the shares held by First Media TF Holdings, LLC, except to the extent of his pecuniary interest in such shares.

(8)	Does not include 3,769,800 shares held by the Walker Children’s Trust.

(9)	Mr. Flake is no longer employed by the Company.

EXECUTIVE COMPENSATION

General

The following summary compensation table shows, for the last three fiscal years, compensation information for (a) the individual who served as our Chief Executive Officer during 2003, (b) the four most highly compensated executive officers (other than the Chief Executive Officer) who were serving as executive officers at the end of 2003 and (c) one additional individual who would have been among the four most highly compensated executive officers but for the fact that he was not serving as an Executive Officer at the end of 2003. We refer to all of these officers as the “named executive officers.”

Summary Compensation Table

	Annual Compensation			Long-Term Compensation		All other Compensation ($) (3)
				Restricted Stock Awards ($) (2)	Securities Underlying Options (#)
Name and Principal Position	Year	Salary ($)	Bonus ($)(1)
Nancy M. Harvey President, CEO and CFO (4)	2003 2002 2001	150,000 506,250 589,394	— 261,633 —	— — 280,000	4,000,000 1,000,000 1,000,000	— 100 2,000
Jeffrey L. Walker Chairman, Executive Vice President & CTO (5)	2003 2002 2001	150,000 411,250 477,500	— — —	— — —	1,250,000 — —	— 240 900
Alan K. Flake, Jr. General Counsel, Sr. VP, Legal, Corporate Secretary	2003 2002 2001	193,750 153,750 57,955	— — —	— — —	175,000 — 200,000	— — —
Dudley E. Morris Sr. VP, Business Development (6)	2003 2002 2001	150,000 209,375 —	— — —	— — —	300,000 — 200,000	— — —
Jeanne Marie Kiss Sr. VP, Operations (7)	2003 2002 2001	150,000 190,625 28,030	— — —	— — —	500,000 250,000 50,000	— 100 —
Linda B. Valentine Sr. VP, Operations, Chief of Staff	2003	12,500	—	—	350,000	—

(1)	The Company has not as yet determined bonuses, if any, for 2003.

(2)	As of December 31, 2003, Ms. Harvey held 800,000 shares of restricted stock, valued at $2,608,000, based on the December 31, 2003, closing price of $3.26. TenFold does not expect to pay dividends on such stock. No other Named Executive Officer held restricted stock as of December 31, 2003.

(3)	Includes Company’s 401(k) matching contributions until discontinued January 16, 2002.

(4)	Ms. Harvey’s annual compensation reflects a voluntary reduction in pay, beginning October 16, 2002, from an annual base salary of $600,000 to an annualized base salary of $150,000.

(5)	Mr. Walker’s annual compensation reflects a voluntary reduction in pay, beginning October 16, 2002, from an annual base salary of $480,000 to an annualized base salary of $150,000.

(6)	Mr. Morris’s annual compensation reflects a voluntary reduction in pay, beginning October 16, 2002, from an annual base salary of $225,000 to an annualized base salary of $150,000.

(7)	Ms. Kiss’s annual compensation reflects a voluntary reduction in pay, beginning October 16, 2002, from an annual base salary of $225,000 to an annualized base salary of $150,000.

Option Grants

This table shows stock option grants to the Named Executive Officers during the last fiscal year.

Options granted in 2003

		Individual Grants					Potential realizable value at assumed annual rates of stock price appreciation for option term (7)
		Number of securities underlying options granted (#) (1)	% of total options granted to employees in fiscal year (2)		Exercise or base price ($/share)	Expiration date

Name							5%	10%
Nancy M. Harvey	(3) (4)	250,000 2,500,000 1,250,000	2.86 28.59 14.29	% % %	$0.18 1.33 1.33	2/19/2013 8/28/2013 8/28/2013	$28,300 2,091,075 1,045,537	$71,718 5,299,194 2,649,597
Jeffrey L. Walker	(5)	1,000,000 250,000	11.44 2.86	% %	$0.23 0.18	1/29/2013 2/19/2013	$144,646 28,300	$366,561 71,718
Alan K. Flake, Jr.	(6)	75,000 100,000	0.86 1.14	% %	$0.23 0.23	1/29/2013 1/29/2013	$10,848 14,465	$27,492 36,656
Dudley E. Morris	(6)	150,000 150,000	1.72 1.72	% %	$0.23 0.23	1/29/2013 1/29/2013	$21,697 21,697	$54,984 54,984
Jeanne Marie Kiss	(6)	250,000 250,000	2.86 2.86	% %	$0.23 0.23	1/29/2013 1/29/2013	$36,161 36,161	$91,640 91,640
Linda B. Valentine		350,000	4.00%		$2.55	12/12/2013	$561,288	$1,422,415

(1)	Options granted in 2003 were made under the 1993 and 1999 Stock Plans. These options:

•	are generally granted as non-qualified stock options;

•	are granted at an exercise price equal to 100% of the fair market value of the common stock on the date of grant;

•	generally vest 25% after one year, and 6.25% quarterly thereafter (but see (3)-(6) below); and

•	expire ten years from the date of grant, except for options granted to Nancy Harvey and Jeff Walker that may be earlier terminated in certain events related to termination of employment (but see (3)-(6) below).

(2)	The percentage of total options granted to the Named Executive Officers was computed by dividing the options granted to the Named Executive Officers shown in the table by 8,745,000 the total number of options to acquire TenFold common stock granted in 2003.

(3)	These options vest over two years with 25% of the shares (625,000 shares) vesting six (6) months from the Grant Date and the remaining 75% of the shares vesting equally in semi-annual installments thereafter. All unvested shares immediately vest upon involuntary termination of employment.

(4)	These options vest over one year with 25% of the shares (312,500 shares) vesting on the Grant Date and the remaining 75% of the shares vesting equally in quarterly installments thereafter. All unvested shares immediately vest upon involuntary termination of employment.

(5)	500,000 of these options vest upon grant. The remaining 500,000 options vest 25% after one year, and 6.25% quarterly thereafter. These options shall be exercisable for 10 years from grant date, including vested (but not unvested) options after a departure from TenFold.

(6)	These options were fully vested upon grant, and are exercisable for 10 years from grant date, including after a departure from TenFold.

(7)	We are required by the SEC to use a 5% and 10% assumed rate of appreciation over the ten-year option term. This does not represent the Company’s estimate or projection of the future common stock price. If the Company’s common stock does not appreciate, the Named Executive Officers will receive no benefit from the options.

Options Exercised

No options were exercised by the Named Executive Officers in 2003. This table shows the value of unexercised stock options held by the Named Executive Officers during the last fiscal year.

Aggregate Option Exercises in 2003 and Fiscal Year-end Option Values

Name	Shares acquired on exercise (#)	Value realized ($)	No. of securities underlying unexercised options at fiscal year-end (#)		Value of unexercised in-the-money options at fiscal year-end ($)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Nancy M. Harvey	—	—	2,966,875	3,973,125	$6,280,869	$8,104,031
Jeffrey L. Walker	—	—	500,000	750,000	1,515,000	2,285,000
Alan K. Flake, Jr.	—	—	153,750	231,250	452,644	694,406
Dudley E. Morris	—	—	350,000	150,000	986,500	454,500
Jeanne Marie Kiss	—	—	353,125	446,875	1,066,969	1,358,531
Linda B. Valentine	—	—	—	350,000	—	248,500

Director Compensation

We do not pay directors for their service as directors except for reimbursement of reasonable travel expenses relating to attendance at board and committee meetings. Non-employee directors may participate in TenFold’s 1993 and 1999 stock plans, but non-employee directors were not granted stock options during 2002. On February 19, 2003, TenFold granted each of Robert W. Felton, Ralph W. Hardy, Jr., and Richard H. Bennett, Jr. an option to purchase 250,000 shares of TenFold common stock at an exercise price of $0.18 per share. Twenty-five percent of these options vest on February 19, 2004 and 6.25% of the remaining options vest quarterly thereafter.

Felton Enterprises, which is wholly owned by Mr. Felton, received in 2002 approximately $17,400 in consulting fees billed on an hourly basis for consulting services that Felton Enterprises provided to TenFold during 2002. TenFold’s consulting agreement with Felton Enterprises was terminated effective December 31, 2002.

Beginning on September 5, 2001, Richard H. Bennett, Jr. served as the Company’s Director of Marketing. Mr. Bennett resigned from his position with the Company on October 22, 2002. Mr. Bennett was appointed as a Director of the Company on October 31, 2002. For 2002, Mr. Bennett was paid gross compensation in the amount of $47,500.

Compensation Committee Interlocks and Insider Participation

During 2003, Robert W. Felton and Ralph W. Hardy, Jr. (both non-employee directors) served as the sole members of the Compensation Committee. In addition, Nancy M. Harvey (current President, CEO and CFO) performed compensation committee functions as to non-executive and non-officer employees.

No member of the TenFold Board of Directors who performed Compensation Committee functions has a relationship that would constitute an interlocking relationship with executive officers or directors of another entity.

Board and Committee Meetings

The Board of Directors has an Audit Committee and a Compensation Committee, the functions of which are described in the table below.

The Board held 14 meetings in 2003, the Audit Committee held 13 meetings in 2003, and the Compensation Committee held six meetings in 2003. The Board does not have a nominating committee or a committee serving a similar function.

Name of Committee and Members	Functions of the Committee
Audit • Richard H. Bennett, Jr. • Robert W. Felton • Ralph W. Hardy, Jr.

•      Confers with independent accountants regarding the Company’s financial policies.

•      Reviews reports of independent accountants.

•      Reviews annual audit plans of independent accountants.

•      Reviews recommendations about internal controls.

•      Approves selection of independent accountants.

Compensation • Robert W. Felton • Ralph W. Hardy, Jr.

•      Determines the compensation of the Chief Executive Officer.

•      Reviews and approves senior management compensation plans and stock grants, and establishes performance goals.

•      Reviews and approves proposed stock option plan changes.

•      Approves compensation and stock grants intended to qualify as performance-based compensation under Internal Revenue Code Section 162(m).

•      Reports results of each meeting to the Board of Directors.

Employment and Severance Agreements

Effective January 11, 2001, the Company entered into an employment agreement with Nancy M. Harvey, President and Chief Executive Officer. The agreement provides for an annual base salary of $600,000, which is subject to review and change by the Company’s Board of Directors, and the opportunity to earn an annual cash bonus in the discretion of the Company’s Board of Directors of up to $400,000. The agreement also provides that, for the term of the agreement and for six months thereafter in the event of an involuntary termination, Ms. Harvey will not compete with the Company or solicit its customers or employees. Pursuant to the agreement, Ms. Harvey was granted 800,000 shares of restricted common stock of the Company. In connection with such grant of restricted stock, the Company loaned Ms. Harvey the principal amount of $140,000, at an annual interest rate of 4.25 percent. This loan matured on December 31, 2002, at which time Ms. Harvey repaid the loan in full. Effective February 28, 2002, the Company and Ms. Harvey entered into an amendment to her employment agreement under which Ms. Harvey accepted a stock option award for 2001 in lieu of a cash bonus, in order to support the Company’s cash preservation. The stock option bonus consisted of an option to purchase 1,000,000 shares of the Company’s common stock at an exercise price of $0.38 per share. Twenty percent of this option grant vested on February 28, 2002, and the remaining 80% of this option grant vests in 16 equal quarterly installments, beginning on March 31, 2002. Since October 16, 2002, Ms. Harvey has voluntarily drawn a reduced salary based on an annualized amount of $150,000.

Other than as set forth above, none of the Company’s named executive officers has an employment agreement, severance agreement, or similar arrangement with the Company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During 2003, Richard S. Walker was employed by the Company as a Sales Manager. He is the son of the Company’s Founder, Chairman and Chief Technology Officer, Jeffrey L. Walker. Richard S. Walker was paid gross compensation in the amount of approximately $62,000.

In February 2003, Robert Felton, a long-time TenFold director, acquired 3,888,889 shares of TenFold common stock for an investment of $700,000.

SELLING STOCKHOLDERS

The following table sets forth certain information regarding the ownership of shares of our common stock as of January 1, 2004 by the selling stockholders. We have prepared the table that follows based upon information provided to us by the selling stockholders prior to the effective date of the registration statement of which this prospectus forms a part. The footnotes to the table indicate, among other things, the nature of any position, office or other material relationship that the selling stockholders had with us or any of our predecessors or affiliates within the past three years. Except as otherwise indicated, the listed selling stockholders have informed us that they have sole voting and investment power with respect to the shares beneficially owned by them.

	Shares Beneficially Owned Prior to Offering (1)			Shares Beneficially Owned After Offering (3)
Name of Beneficial Owner	Number	Percentage (2)	Shares Offered	Number	Percentage
GMS Family Investors LLC	500,000	1.09%	500,000	—	—
Stern Family Investors LLC	250,000	0.54%	250,000	—	—
Bonanza Master Fund LTD.	300,000	0.65%	300,000	—	—
Robert Anderson BSCC Master Def. Contrib. P/S/P – Bear Stears Securities Corp. Custodian	100,000	0.22%	100,000	—	—
Norman C. Fields	35,000	0.08%	30,000	5,000	0.01%
Brean Murray & Co., Inc. Profit Sharing Trust	100,000	0.22%	100,000	—	—
Bettina P. Murray	10,00	0.02%	10,000	—	—
Richard Bonini	125,000	0.27%	125,000	—	—
Barry Fingerhut	50,000	0.11%	50,000	—	—
Michael L. Gruber MD Defined Benefit Pension Plan	25,000	0.05%	25,000	—	—
Sandor Capital Master Fund. L.P.	125,000	0.27%	125,000	—	—
Joseph E. Sheehan	100,000	0.22%	100,000	—	—
Kingsbridge Capital LLC	75,000	0.16%	75,000	—	—
Merlin BioMed Investment Advisors LLC 401(k)	25,000	0.05%	25,000	—	—
Stuart T. Weisbrod, IRA	25,000	0.05%	25,000	—	—
Pemigewasset Partners L.P.	150,000	0.33%	125,000	25,000	0.05%
Pemigewasset Offshore LTD.	15,000	0.03%	10,000	5,000	0.01%
Amici Fund International, LTD.	1,280,000	2.78%	1,280,000	—	—
Amici Qualified Associates LP	615,000	1.34%	615,000	—	—
The Collectors’ Fund	380,000	0.83%	380,000	—	—
Raionalwave Onshore Equity Fund L.P.	150,000	0.33%	100,000	50,000	0.11%
Longview Equity Fund, LP	175,000	0.38%	175,000	—	—
Longview International Fund, L.P.	75,000	0.16%	75,000	—	—
Renee S. Tobin	45,000	0.10%	45,000	—	—
Robin Fields	20,000	0.04%	20,000	—	—
Rainbow Trading Corporation	100,000	0.22%	100,000	—	—
Stephen P. Duggan III	75,000	0.16%	75,000	—	—
Myrna Karger	5,000	0.01%	5,000	—	—
Murray Krager	5,000	0.01%	5,000	—	—
Brean Murray & Co., Inc. Firm Investment Account	50,000	0.11%	50,000	—	—
Joseph G. Krusch	50,000	0.11%	50,000	—	—
Edna G. Krusch	50,000	0.11%	50,000	—	—

(1)	Beneficial ownership is based upon the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock and securities exercisable or convertible within 60 days of January 1, 2004 into shares of common stock are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. The common stock is our only outstanding class of equity securities.

(2)	Applicable percentage of ownership for each selling stockholder is based on 45,969,524 shares of common stock deemed outstanding for purposes of calculating the percentage of common stock owned as of January 1, 2004.

(3)	The amount and percentage of securities listed as beneficially owned by the selling stockholders after the offering are based upon the assumption that all of the shares being offered are sold pursuant to this prospectus, and that no other shares of common stock are acquired or disposed of by the selling stockholders prior to the termination of this offering. Because the selling stockholders may sell all, some or none of their shares pursuant to this prospectus or otherwise, or acquire or dispose of other shares of our common stock during the offering period covered by this prospectus, no estimate can be given as to the amount or percentage of shares that will be held by the selling stockholders after completion of this offering.

PLAN OF DISTRIBUTION

The common stock offered by this prospectus is being offered by the selling stockholders referred to herein. The common stock may be sold or distributed from time to time by the selling stockholders directly to one or more purchasers or through brokers, dealers, or underwriters who may act solely as agents at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. The sale of the common stock offered by this prospectus may be effected in one or more of the following methods:

•	ordinary brokers’ transactions;

•	transactions involving cross or block trades;

•	through brokers, dealers, or underwriters who may act solely as agents;

•	“at the market” into an existing market for the common stock;

•	in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents;

•	in privately negotiated transactions; or

•	any combination of the foregoing.

In order to comply with the securities laws of certain states, if applicable, the shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in the state or an exemption from the registration or qualification requirement is available and complied with.

Brokers, dealers, underwriters, or agents participating in the distribution of the shares as agents may receive compensation in the form of commissions, discounts, or concessions from the selling stockholder and/or purchasers of the common stock for whom the broker-dealers may act as agent. The compensation paid to a particular broker-dealer may be less than or in excess of customary commissions.

Neither we nor the selling stockholders can presently estimate the amount of compensation that any agent will receive. We know of no existing arrangements between the selling stockholders, any other stockholder, broker, dealer, underwriter, or agent relating to the sale or distribution of the shares offered by this prospectus. At the time a particular offer of shares is made, a prospectus supplement, if required, will be distributed that will set forth the names of any agents, underwriters, or dealers and any compensation from the selling stockholders and any other required information.

We will pay all of the expenses incident to the registration, offering, and sale of the shares to the public other than commissions or discounts of underwriters, broker-dealers, or agents. We have also agreed to indemnify the selling stockholders and related persons against specified liabilities, including liabilities under the Securities Act.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons, we have been advised that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act and is therefore, unenforceable.

We have advised the selling stockholders that while they are engaged in a distribution of the shares included in this prospectus they are required to comply with Regulation M promulgated under the Securities Exchange Act of 1934, as amended. With certain exceptions, Regulation M precludes the selling stockholders, any affiliated purchasers, and any broker-dealer or other person who participates in the distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the shares offered hereby this prospectus.

This offering will terminate on the date that all shares offered by this prospectus have been sold by the selling stockholders.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 120,000,000 shares of common stock, par value $0.001 per share, and 2,000,000 shares of preferred stock, par value $0.001 per share. As of December 31, 2003, 45,969,524 shares of common stock were issued and outstanding; no shares of our preferred stock are issued and outstanding. The rights and preferences of any preferred stock will be determined upon issuance by our Board of Directors. The following description is a summary of our capital stock and contains the material terms thereof. Additional information can be found in our Certificate of Incorporation and Bylaws, which were filed as exhibits to our registration statement on Form S-1 with the Securities and Exchange Commission on March 8, 1999.

TenFold’s common stock is quoted on the OTC Bulletin Board under the symbol “TENF.OB.”

Common Stock

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders, including the election of directors. Subject to preferential rights with respect to any outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of liquidation, dissolution or winding up of TenFold, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and satisfaction of preferential rights of any outstanding preferred stock. The common stock has no preemptive or conversion rights or other subscription rights. The common stock also has no sinking fund, cumulative voting or redemption rights. All outstanding shares of our common stock are fully paid and non-assessable.

Preferred Stock

No shares of preferred stock are issued and outstanding as of the date of this prospectus. Subject to the provisions of our Certificate of Incorporation, the Board of Directors is authorized to issue 2,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders.

The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of TenFold without further action by the stockholders. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock. In certain circumstances, such issuance could have the effect of decreasing the market price of the common stock. As of the closing of this offering, no shares of preferred stock will be outstanding. TenFold currently has no plans to issue any shares of preferred stock.

Anti-takeover Effect of Certain Certificate of Incorporation and Bylaw Provisions

Certain provisions of Delaware General Corporation Law and TenFold’s certificate of incorporation could make more difficult the acquisition of TenFold by means of a tender offer, a proxy contest or otherwise and the removal of incumbent officers and directors. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of TenFold to first negotiate with the board of directors of TenFold. TenFold believes that the benefits of increased protection of its board members’ potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure TenFold outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms.

Approval for Certain Business Combinations. TenFold is subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date that the person became an interested stockholder unless, with certain exceptions, the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, either owns, or within three years prior, did own, 15% or more of the corporation’s voting stock. These provisions may have the effect of delaying, deferring or preventing a change in control of TenFold without further action by TenFold’s stockholders.

Election and Removal of Directors. The certificate of incorporation of TenFold provides for the board of directors to be divided into two classes, with staggered two-year terms. As a result, only one class of directors is elected at each annual meeting of stockholders of TenFold, with the other class continuing for the remainder of its respective two-year term. Stockholders do not have cumulative voting rights and TenFold’s stockholders representing a majority of the shares of common stock outstanding will be able to elect all of the directors. The classification of the board of directors and lack of cumulative voting make it more difficult for TenFold’s existing stockholders to replace the board of directors as well as for another party to obtain control of TenFold by replacing the board of directors. Since the board of directors has the power to retain and discharge officers of TenFold, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management.

Restrictions on Stockholder Actions and Meetings. TenFold’s certificate of incorporation provides that stockholder action can be taken only at an annual or special meeting of stockholders and may not be taken by written consent. The bylaws provide that special meetings of stockholders can be called only by the board of directors, the chairman of the board, if any, and the President of TenFold. Moreover, the business permitted to be conducted at any special meeting of stockholders is limited to the business brought before the meeting by the board of directors, the chairman of the board, if any, or the President of TenFold. The bylaws set forth an advance notice procedure with regard to the nomination, other than by or at the direction of the board of directors, of candidates for election as directors and with regard to business to be brought before an annual meeting of stockholders of TenFold.

TenFold’s certificate of incorporation contains a provision requiring the affirmative vote of the holders of at least two-thirds of the voting stock of TenFold to amend the foregoing provisions of the certificate of incorporation or bylaws.

Indemnification

TenFold’s certificate of incorporation limits the liability of directors to the fullest extent permitted by the Delaware General Corporation Law. Delaware law provides that a corporation’s certificate of incorporation may contain a provision eliminating or limiting the personal liability of directors for monetary damages for breach of their fiduciary duties as directors, except for liability for:

•	any breach of their duty of loyalty to the corporation or its stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which the director derived an improper personal benefit.

As permitted by the Delaware General Corporation Law, our bylaws provide for the indemnification of our directors, officers, employees and agents or of any corporation in which any such person serves as a director, officer, employee or agent at our request, to the fullest extent allowed by Delaware law, against all expenses, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties, and amounts paid or to be paid in settlement, and any interest, assessments, or other charges imposed thereon, and any federal, state, local or foreign taxes imposed as a result of the actual or deemed receipt of indemnification payments) reasonably incurred or suffered by any such director, officer, or employee in connection with investigating, defending, being a witness in, or participating in, or preparing for any of the foregoing in any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative or investigative.

As a result of this provision, our company and our stockholders may be unable to obtain monetary damages from such persons for breach of their duty of care. Although stockholders may continue to seek injunctive and other equitable relief for an alleged breach of fiduciary duty by such persons, stockholders may have no effective remedy against the challenged conduct if equitable remedies are unavailable. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. We believe such indemnifications are necessary to retain qualified individuals as officers and directors.

At present, there is no pending litigation or proceeding involving any director, officer, employee or agent of TenFold where indemnification will be required or permitted. TenFold is not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

We provide director and officer liability insurance and pay all premiums and other costs associated with maintaining such insurance coverage. We have also entered into indemnification agreements with each director and officer.

Transfer Agent and Registrar

The transfer agent and registrar for TenFold common stock is EquiServe Trust Company, N.A. The transfer agent’s address is 525 Washington Boulevard, 9th Floor, Mail Suite 4690, Jersey City, New Jersey 07303. The transfer agent’s telephone number is (800) 736-3001.

EXPERTS

The consolidated financial statements and schedule of TenFold Corporation and subsidiary as of December 31, 2002, and for the year ended December 31, 2002, have been included herein in reliance upon the reports of Tanner + Co., independent accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report covering the December 31, 2002, consolidated financial statements contains an explanatory paragraph that states that the Company suffered a significant loss from operations during the year ended December 31, 2002, has a substantial deficit in working capital and stockholder’s equity at December 31, 2002, had negative cash flow from operations for the year ended December 31, 2002, and is involved in significant legal proceedings that raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements and related financial statement schedule do not include any adjustments that might result from the outcome of this uncertainty.

The consolidated financial statements and schedule of TenFold Corporation and subsidiary as of December 31, 2001, and for each of the years in the two-year period ended December 31, 2001, have been included herein in reliance upon the reports of KPMG LLP, independent accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report covering the December 31, 2001, consolidated financial statements contains an explanatory paragraph that states that the Company suffered a significant loss from operations during the year ended December 31, 2001, has a substantial deficit in working capital and stockholder’s equity at December 31, 2001, had negative cash flow from operations for the year ended December 31, 2001, and is involved in significant legal proceedings that raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements and related financial statement schedule do not include any adjustments that might result from the outcome of this uncertainty.

On February 10, 2003, TenFold Corporation (the “Company”) dismissed its independent accountant, KPMG LLP (“KPMG”), and engaged the services of Tanner + Co. (“Tanner”) as the Company’s new independent accountant for its last fiscal year ending December 31, 2002 and its current fiscal year ending December 31, 2003. The Audit Committee of the Company’s Board of Directors (the “Audit Committee”) approved the dismissal of KPMG and the appointment of Tanner as of February 10, 2003.

During the two most recent fiscal years of the Company ended December 31, 2002, and the subsequent interim period through February 10, 2003, there were no disagreements between the Company and KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to KPMG’s satisfaction, would have caused KPMG to make reference to the subject matter of the disagreement in connection with its reports.

LEGAL MATTERS

Munger, Tolles & Olson LLP, with offices at 355 South Grand Avenue, 35th Floor, Los Angeles, California 90071, will pass upon the validity of the shares of common stock offered under this prospectus.

AVAILABLE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act, with respect to the shares to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information about us and the shares to be sold in this offering, please refer to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to, are not necessarily complete, and in each instance please refer to the copy of the contract, agreement or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by this reference.

You may read and copy all or any portion of the registration statement or any reports, statements or other information we file with the SEC at the public reference facility maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549. Copies of such material are also available by mail from the Public Reference Branch of the SEC at 450 Fifth Street, N.W., Washington, DC 20549 at prescribed rates.

Please call the SEC at 1-800-SEC-0330 for more information on the public reference room. You can also find our SEC filings at the SEC’s website at http://www.sec.gov.

I NDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Reports of Independent Auditors	F-2
Consolidated Balance Sheets as of December 31, 2002 and 2001, and September 30, 2003 (unaudited)	F-4
Consolidated Statements of Operations for each of the years in the three year period ended December 31, 2002, and the nine months ended September 30, 2003 (unaudited) and 2002 (unaudited)	F-5

Consolidated Statements of Changes in Stockholders’ Equity (Deficit) and Comprehensive Income (Loss) for each of the years in the three year period ended December 31, 2002, and the nine months ended September 30, 2003 (unaudited)

F-6
Consolidated Statements of Cash Flows for each of the years in the three year period ended December 31, 2002, and the nine months ended September 30, 2003 (unaudited) and 2002 (unaudited)	F-7
Notes to Consolidated Financial Statements	F-8

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders

TenFold Corporation:

We have audited the consolidated financial statements of TenFold Corporation and subsidiaries as of December 31, 2002 and for the year then ended as listed in the accompanying index to consolidated financial statements. In connection with our audit of the consolidated financial statements, we also have audited the financial statement schedule as of December 31, 2002 and for the year then ended as listed in Item 16b of the accompanying index. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 consolidated financial statements referred to above present fairly, in all material respects, the financial position of TenFold Corporation and subsidiaries as of December 31, 2002, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related 2002 financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

The accompanying consolidated financial statements and related financial statement schedule have been prepared assuming that the Company will continue as a going concern. The Company suffered a significant loss from operations, has a substantial deficit in working capital and stockholder’s equity at December 31, 2002, had negative cash flow from operations for the year ended December 31, 2002 and is involved in legal proceedings that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regards to these matters are described in Note 2. The consolidated financial statements and related financial statement schedule do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Tanner+Co.

Salt Lake City, Utah

March 17, 2003

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders

TenFold Corporation:

We have audited the accompanying consolidated balance sheet of TenFold Corporation and subsidiaries as of December 31, 2001 and the related consolidated statements of operations, consolidated changes in stockholders’ deficit and comprehensive loss and cash flows for each of the years in the two-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TenFold Corporation and subsidiaries as of December 31, 2001, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company suffered a significant loss from operations during the year ended December 31, 2001, has a substantial deficit in working capital and stockholder’s equity at December 31, 2001, had negative cash flow from operations for the year ended December 31, 2001 and is involved in significant legal proceedings that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regards to these matters are described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ KPMG LLP

Salt Lake City, Utah

April 4, 2002

TENFOLD CORPORATION

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

	September 30, 2003	December 31,
		2002	2001
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$4,266	$3,838	$10,969
Accounts receivable, (net of allowances for doubtful accounts of $296, $296, and $955 respectively)	288	1,370	1,828
Unbilled accounts receivable, (net of allowances for doubtful accounts of $0, $0, and $1,320 respectively)	231	31	8
Prepaid expenses and other assets	340	278	579
Income taxes receivable	—	17	48
Assets held for sale	—	—	1,956
Other assets, (net of allowances of $158, $158, and $182 respectively)	2,010	2,120	1,216

Total current assets	7,135	7,654	16,604

Restricted cash	73	138	6,082
Property and equipment, net	891	1,467	4,357
Due from stockholders, (net of allowances of $400, $400, and $800 respectively)	—	—	—
Other assets	—	25	433

Total assets	$8,099	$9,284	$27,476

Liabilities and Stockholders’ Deficit
Current liabilities:
Accounts payable	$1,935	$937	$833
Income taxes payable	1,728	1,743	2,307
Accrued liabilities	6,359	6,436	13,745
Deferred revenue	7,550	20,328	23,564
Current installments of obligations under capital leases	37	3,012	2,770
Current installments of notes payable	—	—	6,154
Other current liabilities	2,000	2,028	1,569

Total current liabilities	19,609	34,484	50,942

Long-term liabilities:
Obligations under capital leases, excluding current installments	—	—	1,809
Other long-term liabilities	—	25	69

Total long-term liabilities	—	25	1,878

Contingencies (Note 10)
Stockholders’ deficit:
Common stock, $0.001 par value:
Authorized: 120,000,000 shares
Issued and outstanding shares: 40,936,857 shares at September 30, 2003, 37,382,080 shares at December 31, 2002, and 36,812,462 shares at December 31, 2001	41	37	37
Additional paid-in capital	66,791	65,953	66,112
Notes receivable from stockholders, (net of allowances of $657, $678, and $786 respectively)	—	—	(377)
Deferred compensation	(41)	(89)	(579)
Accumulated deficit	(78,301)	(91,126)	(89,938)
Accumulated other comprehensive income (loss)	—	—	(599)

Total stockholders’ deficit	(11,510)	(25,225)	(25,344)

Total liabilities and stockholders’ deficit	$8,099	$9,284	$27,476

The accompanying notes to consolidated financial statements are an integral part of these financial statements

TENFOLD CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Nine Months Ended September 30,		Year Ended December 31,
	2003	2002	2002	2001	2000
	(Unaudited)
Revenues:
License	$56	$183	$207	$8,532	$12,416
Subscription	10,431	10,428	15,548	689	—
Services and other	12,980	9,307	12,475	45,692	57,117

Total revenues	23,467	19,918	28,230	54,913	69,533

Operating expenses:
Cost of revenues	7,420	10,238	12,998	30,990	69,151
Sales and marketing	788	1,757	1,985	5,556	22,558
Research and development	2,759	5,291	6,229	12,672	25,660
General and administrative	2,711	6,582	7,803	11,113	25,664
Amortization of goodwill and acquired intangibles	—	—	—	962	4,603
Special charges	(673)	1,726	2,838	18,876	4,810

Total operating expenses	13,005	25,594	31,853	80,169	152,446

Income (loss) from operations	10,462	(5,676)	(3,623)	(25,256)	(82,913)

Other income (expense):
Interest income	40	200	215	850	2,351
Interest expense	(172)	(526)	(638)	(1,249)	(1,116)
Other income (expense)	306	151	367	591	917
Gain on retirement of debt	2,206	—	2,393	—	—
Gain (loss) on sale of subsidiaries	—	(120)	(399)	12,361	—

Total other income, net	2,380	(295)	1,938	12,553	2,152

Income (loss) before income taxes	12,842	(5,971)	(1,685)	(12,703)	(80,761)
Provision (benefit) for income taxes	17	(496)	(497)	2,965	(619)

Net income (loss)	$12,825	$(5,475)	$(1,188)	$(15,668)	$(80,142)

Basic earnings (loss) per common share	$0.32	$(0.15)	$(0.03)	$(0.44)	$(2.29)

Diluted earnings (loss) per common share	$0.28	$(0.15)	$(0.03)	$(0.44)	$(2.29)

Weighted average common and common equivalent shares used to calculate earnings (loss) per share:
Basic	40,361	37,216	37,249	35,623	35,035

Diluted	46,607	37,216	37,249	35,623	35,035

The accompanying notes to consolidated financial statements are an integral part of these financial statements

TENFOLD CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT) AND COMPREHENSIVE INCOME (LOSS)

(in thousands, except share data)

	Common Stock		Additional Paid-in Capital	Notes Receivable From Stockholders	Deferred Compensation	Retained Earnings (Accumulated Deficit)	Comprehensive Income (Loss)			Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity (Deficit)
	Shares	Amount
Balance at December 31, 1999	34,806,602	35	62,672	(1,155)	(5,611)	5,872				27	61,840

Common stock issued upon exercise of options	662,584	1	1,504	—	—	—				—	1,505
Common stock issued for ESPP	266,672	—	3,287	—	—	—				—	3,287
Amortization of deferred compensation	—	—	—	—	1,188	—				—	1,188
Cancellation of stock options	—	—	(2,291)	—	2,291	—				—	—
Allowance for notes receivable from stockholders	—	—	—	1,686	—	—				—	1,686
Notes receivable from stockholder in subsidiary	—	—	—	(960)	—	—				—	(960)
Exercise of stock option in a subsidiary	—	—	960	—	—	—				—	960
Compensation expense associated with extension of stock option exercise periods	—	—	38	—	—	—				—	38
Net loss	—	—	—	—	—	(80,142)	$	[(80,142	)]	—	(80,142)
Currency translation	—	—	—	—	—	—		[(850	)]	(850)	(850)

Comprehensive loss	—	—	—	—	—	—	$	[(80,992	)]	—	—

Balance at December 31, 2000	35,735,858	36	66,170	(429)	(2,132)	(74,270)				(823)	(11,448)

Common stock issued upon exercise of options	241,680	—	65	—	—	—				—	65
Common stock issued for ESPP	261,429	—	533	—	—	—				—	533
Restricted stock grant	800,000	1	279	—	(280)	—				—	—
Restricted stock repurchase	(226,505)	—	(2)	—	—	—				—	(2)
Amortization of deferred compensation	—	—	—	—	857	—				—	857
Cancellation of stock options	—	—	(976)	—	976	—				—	—
Notes receivable from stockholder	—	—	—	(140)	—	—				—	(140)
Changes in and payments of notes receivable, net	—	—	—	192	—	—				—	192
Compensation expense associated with extension of stock option exercise periods	—	—	43	—	—	—				—	43
Net loss	—	—	—	—	—	(15,668)	$	[(15,668	)]	—	(15,668)
Currency translation	—	—	—	—	—	—		[224	]	224	224

Comprehensive loss	—	—	—	—	—	—	$	[(15,444	)]	—	—

Balance at December 31, 2001	36,812,462	37	66,112	(377)	(579)	(89,938)				(599)	(25,344)

Common stock issued upon exercise of options	74,315	—	23	—	—	—				—	23
Common stock issued for ESPP	39,817	—	14	—	—	—				—	14
Restricted common stock issued	672,911	—	249	—	—	—				—	249
Restricted stock repurchase	(217,425)	—	(119)	—	—	—				—	(119)
Amortization of deferred compensation	—	—	—	—	164	—				—	164
Cancellation of stock options	—	—	(326)	—	326	—				—	—
Changes in and payments of notes receivable, net	—	—	—	233	—	—				—	233
Allowance for notes receivable from stockholders	—	—	—	144	—	—				—	144
Net loss	—	—	—	—	—	(1,188)	$	[(1,188	)]	—	(1,188)
Currency translation loss recognized	—	—	—	—	—	—		—		599	599

Comprehensive loss	—	—	—	—	—	—	$	[(1,188	)]	—	—

Balance at December 31, 2002	37,382,080	$37	$65,953	$—	$(89)	$(91,126)				$—	$(25,225)

Common stock issued upon exercise of options	251,321	—	149	—	—	—				—	149
Common stock issued for ESPP	47,478	—	6	—	—	—				—	6
Restricted common stock issued-net	3,888,889	4	662	—	—	—				—	666
Restricted stock cancelled	(632,911)	—	—	—	—	—				—	—
Amortization of deferred compensation	—	—	—	—	69	—				—	69
Cancellation of stock options	—	—	(9)	—	9	—				—	—
Deferred compensation related to grants of stock options	—	—	30	—	(30)	—				—	—
Net income	—	—	—	—	—	12,825	$	[12,825	]	—	12,825

Comprehensive Income	—	—	—	—	—	—	$	[12,825	]	—	—

Balance at September 30, 2003 (unaudited)	40,936,857	$41	$66,791	$—	$(41)	$(78,301)				$—	$(11,510)

The accompanying notes to consolidated financial statements are an integral part of these financial statements

TENFOLD CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Nine Months Ended September 30,		Year Ended December 31,
	2003	2002	2002	2001	2000
	(Unaudited)
Cash flows from operating activities:
Net income (loss)	$12,825	$(5,475)	$(1,188)	$(15,668)	$(80,142)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Deferred income tax benefit	—	—	—	407	(104)
Amortization of goodwill and acquired intangibles	—	—	—	962	4,603
Depreciation and amortization	650	2,126	2,621	6,006	6,219
Provision (reversal) to bad debt reserve	—	(77)	(70)	76	12,722
Amortization of deferred compensation	69	136	164	857	1,188
Impaired assets charge	—	24	851	10,081	2,892
Provision for stockholder notes receivable	—	—	146	—	2,782
Compensation expense from stockholder notes receivable	—	—	—	—	100
Compensation expense related to stock options	—	—	—	43	38
(Gain) loss on retirement of debt	(2,206)	—	(2,393)	—	—
(Gain) loss on sale of property and equipment	(111)	120	(21)	—	—
(Gain) loss on sale of subsidiaries	—	—	399	(12,361)	—
Changes in operating assets and liabilities:
Accounts receivable	1,082	1,073	594	320	304
Unbilled accounts receivable	(200)	(45)	(23)	134	(1,669)
Prepaid expenses and other assets	(46)	(7,375)	(540)	(683)	244
Income taxes receivable	17	—	—	—	—
Accounts payable	998	(158)	102	(8,570)	6,896
Income taxes payable, net	(15)	(533)	(533)	1,745	(1,020)
Accrued liabilities	(77)	(6,814)	(7,242)	2,095	(4,725)
Deferred revenue	(12,778)	(1,172)	(2,892)	(6,655)	26,906
Other current and long-term liabilities	(53)	6,355	415	(498)	2,143

Net cash provided by (used in) operating activities	155	(11,815)	(9,610)	(21,709)	(20,623)

Cash flows from investing activities:
Additions to property and equipment and assets held for sale	(98)	(492)	(846)	—	(15,974)
(Additions) decreases to restricted cash	65	5,923	5,944	(3,595)	(2,487)
Proceeds from sale of property and equipment	135	2,386	2,212	—	—
Proceeds from sale of subsidiaries	—	—	—	27,113	—

Net cash provided by (used in) investing activities	102	7,817	7,310	23,518	(18,461)

Cash flows from financing activities:
Proceeds from issuance of notes payable	—	—	—	—	6,806
Proceeds from employee stock purchase plan stock issuance	6	13	14	533	3,288
Proceeds from common stock issuance	666	251	—	—	—
Exercise of common stock options	149	14	23	65	1,504
Principal payments on obligations under capital lease	(650)	(1,662)	(1,567)	(2,276)	(1,843)
Principal payments on notes payable	—	(3,162)	(3,761)	(2,507)	(14,135)
Proceeds from issuance of restricted stock	—	—	249	—	—
Repurchase of restricted stock	—	(119)	(119)	(2)	—
Receipt of amounts due from stockholders	—	161	334	232	—
Notes receivable from stockholders	—	—	41	(140)	—

Net cash provided by (used in) financing activities	171	(4,504)	(4,786)	(4,095)	(4,380)

Effect of exchange rate changes	—	(45)	(45)	(599)	(929)

Net decrease in cash and cash equivalents	428	(8,547)	(7,131)	(2,885)	(44,393)
Cash and cash equivalents at beginning of period	3,838	10,969	10,969	13,854	58,247

Cash and cash equivalents at end of period	$4,266	$2,422	$3,838	$10,969	$13,854

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$26	$65	$65	$1,371	$678
Cash paid for interest	$6	$435	$489	$824	$1,243
Non cash investing and financing activities:
Issuance of common stock in exchange for receivable due from stockholder	—	—	—	—	$960
Deferred compensation related to grants of stock or stock options	—	—	—	$280	—
Equipment purchased with capital lease	—	—	—	—	$6,621

The accompanying notes to consolidated financial statements are an integral part of these financial statements

TENFOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Nature of Operations

TenFold is the provider of the Universal Application™ technology, a software applications platform that reduces enterprise application development, deployment, and maintenance timeframes and costs. The Universal Application automates most of what applications programmers typically do, and enables small teams of predominantly non-technical business users to design, build, test, deploy, and maintain complex, transaction-intensive applications, with limited demand on scarce IT resources. TenFold also offers services for implementing applications, training, and customer and technical support.

TenFold sells its products and services primarily to customers in the United States, but it currently has a small number of customers outside the United States.

TenFold was incorporated in the state of Delaware in February 1993.

2.	Going Concern Consideration

TenFold’s financial statements have been prepared under the assumption that TenFold will continue as a going concern. During 2001 and 2002, TenFold experienced significant challenges as it transitioned from a vertical applications business to an applications platform company. The general downturn in the economy and the events of September 11 caused a worldwide deterioration of demand for IT services and for application software across many industries. It is uncertain when market demand will fully recover. Prior to 2001, delivery challenges prevented TenFold from collecting payments on certain projects and led to several customer disputes. As TenFold disclosed the customer disputes in its quarterly filings, the sales environment became increasingly difficult.

In order to improve cash flow, TenFold has taken aggressive steps to restructure its operations through work force reductions, terminating leases or subleasing facilities, negotiating significantly discounted debt retirements, and other operational cost-saving measures. TenFold has made significant progress reducing operating cash outflows during 2001 and 2002. TenFold reduced quarterly operating cash outflows by over 80% from the first quarter of 2001 to the fourth quarter of 2002. During 2002, TenFold’s quarterly change in cash improved from $(5.3) million for Q1 2002 to $1.4 million for Q4 2002.

TenFold has recently accomplished the following:

•	During September 2002, TenFold negotiated a termination of the unoccupied portions of its South Jordan, Utah headquarters lease reducing the square footage leased from 105,068 to 22,310 square feet, reducing the term from 11 years to 5 years, and reducing the rental rate per square foot. This reduced TenFold’s total base rent obligations (before operating expenses) under this lease by approximately $19 million over the term of the lease. As part of this transaction, TenFold released to the landlord $1.5 million previously held as restricted cash to support these leases.

•	During October 2002, TenFold reduced its workforce by 45% and reduced senior executive compensation, as part of its continuing effort to reduce operating costs and improve cash flow. This is expected to reduce staff related cash outflows by approximately $2 million quarterly.

•	During October 2002, TenFold executed an agreement with its primary lender under which TenFold paid a significantly reduced amount to retire its entire bank debt and eliminated a related lien on its intellectual property.

•

During October 2002, TenFold sold its entire equity interest in its wholly owned subsidiary, TenFold Systems UK Limited, to the management of that subsidiary. TenFold has previously distributed and supported its products in the United Kingdom through TenFold Systems UK Limited. Under the terms of this transaction, TenFold Systems UK Limited will continue to distribute TenFold products in the United Kingdom and provide local support to its customers. TenFold will provide support for the Universal Application to TenFold Systems UK Limited and will share with TenFold Systems UK Limited revenues from existing and future TenFold Systems UK Limited customers. With the sale of the UK subsidiary, TenFold eliminated significant recurring costs.

•	During February 2003, TenFold executed agreements with its two major equipment lessors to buy out and fully retire their equipment lease debt at a substantial discount, and return substantially all the related equipment.

•	During February 2003, TenFold sold 3,888,889 shares of common stock to a member of its Board of Directors for a total purchase price of $700,000.

Although TenFold believes it is making good progress towards its goals, and believes TenFold has established a foundation for providing a cash flow positive basis for continuing operations for 2003 as a whole, challenges and risks remain:

•	The independent auditors’ report on TenFold’s December 31, 2002 financial statements, included an explanatory paragraph relating to their substantial doubt as to TenFold’s ability to continue as a going concern.

•	TenFold is currently substantially dependent on a small number of large customers for most of its cash inflows.

•	TenFold continues to face a challenging sales environment, and it is unclear when TenFold can expect to achieve significant sales to new customers.

•	TenFold is overdue in paying some creditors who could take actions against TenFold.

•	Although TenFold has significantly reduced the litigation against the company, and hopes to resolve the remaining matters without significant cost to TenFold, TenFold continues to be involved in a small number of legal matters.

TenFold believes that it is continuing to appropriately manage and reduce or eliminate these risks. However, there can be no assurance that TenFold will be successful, and if these risks have a materially adverse affect on its cash flow, it could have insufficient cash flow to continue operations beyond the near term.

3.	Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of TenFold and its subsidiaries. All intercompany accounts and transactions have been eliminated. Certain reclassifications have been made in the prior years’ consolidated financial statements and notes to consolidated financial statements to conform to the current year’s presentation.

Unaudited Interim Consolidated Financial Statements

The accompanying unaudited interim consolidated financial statements as of September 30, 2003 and for the nine months ended September 30, 2003 and 2002. These interim financial statements have been prepared on substantially the same basis as the audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial information set forth herein. The results for the nine months ended September 30, 2003 are not necessarily indicative of future results.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

TenFold believes risks relating to revenue recognition primarily include the judgment and estimation required to determine project profit or loss projections on time-and-material contracts. TenFold recognizes time-and-

materials revenue at the lowest point in the range of estimated profit margin, which represents TenFold’s best estimate of the profit to be achieved. Variances may occur if TenFold is unable to collect time-and-material billings or if TenFold grants concessions to time-and-material customers in order to sell additional business or collect cash under the contract. These variances between TenFold’s estimate of the lowest point in the range of estimated profit margin and actual results may result in a significant adjustment to its results of operations and financial position.

Previously, risks relating to revenue recognition also included the judgment and estimation required to determine fixed-price project completion percentages, fixed-price project profit or loss projections, and forecasting of fixed-price project end-dates. However, during the year ended December 31, 2002 TenFold converted its remaining on-going legacy fixed-price contracts to time-and-materials arrangements. As a result, TenFold has no significant on-going fixed-price contracts at December 31, 2002.

TenFold reviews asserted litigation claims each quarter to determine the likelihood that the claim will result in a loss. Significant management judgment is required to conclude on the likely outcome of outstanding litigation. If a loss is probable on a litigation claim, management estimates the loss and TenFold accrues the estimated loss. If a loss is considered probable but cannot be reasonably estimated, TenFold discloses the contingency in the notes to its financial statements. Losses may result on litigation claims that are not considered probable or are not estimable at the current time, potentially having a significant impact on future financial results.

TenFold recognized restructuring charges consistent with EITF 94-3. TenFold reduces charges for abandoned facilities with sublease income. Management analyzes current market conditions including current lease rates in the respective geographic regions, vacancy rates, and costs associated with subleasing when evaluating the reasonableness of future sublease income. Significant management judgments and estimates must be made and used in calculating future sublease income. Variances between expected and actual sublease income have previously and may continue to result in restructuring charge adjustments in future periods.

Revenue Recognition

TenFold derives revenues from license fees, subscription fees, applications development and implementation services, support, and training services. License revenues consist of fees for licensing the Universal Application as a tool, and license fees for the applications that TenFold previously developed and resold. Subscription revenue consists of fees for licensing the Universal Application, licensing new product releases of TenFold’s ComponentWare, and in certain cases providing related time-and-material consulting, training, and support services during a subscription period. Service revenues consist of fees for applications development and implementation, support and training. Other revenues include fees for reimbursement of out of pocket expenses incurred for customer projects.

TenFold follows the provisions of Statement of Position (“SOP”) 97-2, Software Revenue Recognition, as modified by SOP 98-9, Modification of SOP 97-2 with Respect to Certain Transactions, and Statement of Position (“SOP”) 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts, in recognizing revenue under each of its contracts.

TenFold generally enters into contracts that involve multiple elements, such as software products, enhancements, post–contract customer support (“PCS”), training, and time-and-material services. TenFold allocates a portion of the contract fee to each undelivered element based on the relative fair values of the elements and allocates the fee for delivered software products using the residual method. The fair values of an element must be based on vendor specific objective evidence (“VSOE”). TenFold establishes VSOE based on the price charged when the same element is sold separately. VSOE for services is based on standard rates for the individuals providing services. These rates are the same rates charged when the services are sold separately under time-and-materials contracts. TenFold bases VSOE for training on standard rates charged for each particular training course. These rates are the rates charged when the training is sold separately for supplemental training courses. For PCS, VSOE is determined by reference to the renewal rate TenFold charges the customer in future periods.

For certain contracts, including a subscription to future software products when and if they become available, TenFold recognizes the fees for the software products ratably over the subscription term beginning with delivery of the first software product. For contracts that include a service element for which the fair value is undeterminable, and the contract includes a subscription to new product releases on a “when and if available basis,” TenFold recognizes the entire contract fee ratably over the subscription period as subscription revenue.

For time-and-material contracts, TenFold generally estimates a profit range and recognizes the related revenue using the lowest probable level of profit estimated in the range. Billings in excess of revenue recognized under time-and-material contracts are deferred and recognized upon completion of the time-and-material contract or when the results can be estimated more precisely.

TenFold recognizes support revenue from contracts for ongoing technical support and product updates ratably over the support period. TenFold recognizes training revenue as it performs the services.

For service revenue accounted for under SOP 81-1, TenFold generally estimates a profit range and recognizes revenue as costs are incurred. TenFold adjusts the estimates as work progresses under the contract and TenFold gains experience.

TenFold recognizes license revenues from vertical application product sales and Universal Application development licenses that do not include services or where the related services are not considered essential to the functionality of the software, when the following criteria are met: TenFold has signed a noncancellable license agreement with nonrefundable fees; TenFold has shipped the software product; there are no uncertainties surrounding product acceptance; the fees are fixed and determinable; and collection is considered probable. This policy applies both when the vertical application license or the Universal Application development licenses are sold separately or when a Universal Application development license is sold with an application development project. Services relating to the Universal Application development licenses only include post contract customer support services. Services for vertical application product licenses do not add significant functionality, features, or significantly alter the software. In addition, similar services are available from other vendors; there are no milestones or customer specific acceptance criteria which affect the realizability of the software license fee; and the software license fee is non-cancelable and non-refundable.

For software arrangements that include a service element that is considered essential to the functionality of the software, TenFold recognizes license fees related to the application, and the application development service fees, over time as TenFold performs the services, using the percentage-of-completion method of accounting and following the guidance in Statement of Position (“SOP”) 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts. TenFold makes adjustments, if necessary, to the estimates used in the percentage-of-completion method of accounting as work progresses under the contract and as TenFold gains experience. Fixed-price project revenues are split between license and service based upon the relative fair value of the components.

For certain projects, TenFold limits revenue recognition in the period to the amount of project costs incurred in the same period, and postpones recognition of profits until results can be estimated more precisely. At December 31, 2000, TenFold applied this “zero profit” methodology to all fixed-price projects except those relating to its Revenue Manager and LongView applications.

For certain contracts for which reasonably dependable estimates cannot be made or for which inherent hazards make estimates doubtful, TenFold recognizes revenue under the completed-contract method of contract accounting.

TenFold records billings and cash received in excess of revenue earned as deferred revenue. TenFold’s deferred revenue balance generally results from contractual commitments made by customers to pay amounts to TenFold in advance of revenues earned, and from application of the “zero profit” margin methodology described above. TenFold’s unbilled accounts receivable represents revenue that TenFold has earned but which TenFold has not yet billed. TenFold bills customers as payments become due under the terms of the customer’s contract. TenFold considers current information and events regarding its customers and their contracts and establishes allowances for doubtful accounts when it is probable that TenFold will be unable to collect amounts due under the terms of existing contracts.

The following table sets forth, for the periods indicated, the revenue recognized by type (in thousands):

	Year ended December 31,
	2002	2001	2000
Products:
Universal Application development license revenue	$81	$—	$—
Vertical application product license revenue	—	—	4,375
Solutions:
Percentage-of-completion license revenue	126	8,532	8,041

Total license revenues	$207	$8,532	$12,416
Subscription revenue	$15,548	$689	$—
Percentage-of-completion service revenue	$1,056	$24,483	$41,295
Time-and-materials service revenue	4,224	13,535	3,521
Maintenance revenue	5,481	4,002	3,849
Training revenue	482	1,324	1,725
Reimbursed expenses and other revenues	1,232	2,348	6,727

Total services and other revenues	$12,475	$45,692	$57,117

Total revenues	$28,230	$54,913	$69,533

Cash Equivalents

Cash equivalents include all highly liquid investments purchased with remaining maturities of three or fewer months. Cash equivalents are recorded at cost, which approximates fair value, and consist primarily of investments in money market mutual funds, commercial paper, auction rate money market preferred stock investments, and taxable and non-taxable municipal bonds and notes.

Financial Instruments

The carrying values of accounts receivable, unbilled accounts receivable, income taxes receivable, accounts payable, accrued liabilities, and income taxes payable, approximates their estimated fair values due to the relative short maturity of these instruments.

Restricted Cash

Restricted cash at December 31, 2002 relates to $66,000 held as collateral for TenFold’s letter of credit obligations used to secure a lease on office space in Dallas, Texas; and $72,000 held to support various other accounts payable activities.

Restricted cash at December 31, 2001 relates to $3.6 million held in escrow as part of the collateral for TenFold’s notes payable and letter of credit obligations with its primarily lender; $2.2 million held in escrow to secure a lease on office space in South Jordan, Utah; $165,000 held in TenFold’s cash accounts to secure letters of credit used to secure leases on office space in Dallas, Texas; and $100,000 held in a deposit account related to an employment agreement.

Property and Equipment

Property and equipment, including leasehold improvements, are stated at cost, as adjusted for impairment charges. See Note 20 for more information. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally three to five years, or the life of the lease, whichever is shorter.

Expenditures for repairs and maintenance are charged to expense when incurred. Expenditures for major renewals and betterments that extend the useful lives of existing equipment are capitalized and depreciated. On retirement or disposition of property and equipment, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the statement of operations.

Due from Stockholders

There are amounts in other assets, due from stockholders, and notes receivable from stockholders in the consolidated balance sheets at December 31, 2002 and 2001 that represent personal loans to certain current and prior members of management, secured by stock in TenFold and generally the personal assets of these employees. During the year ended December 31, 2002, TenFold increased allowances against notes originating in prior years and due from prior management, by $146,000, and recorded a corresponding charge to general and administrative expenses. During the year ended December 31, 2000, TenFold established an allowance against these notes of $2.8 million, and recorded a corresponding charge of $2.8 million to general and administrative expenses. TenFold wrote-off notes receivable of $707,000 and $1.0 million against the allowance, during the years ended December 31, 2002, and 2001, respectively.

Accounting for Impairment of Long-Lived Assets

TenFold reviews its long-lived assets, including goodwill, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets held and used is measured by a comparison of the carrying amount of an asset to future un-discounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets. Fair value is determined utilizing cash flow analyses, and other market valuations. Assets held for sale are reported at the lower of their carrying amount or fair value less estimated cost to sell.

Cost of Revenues

Cost of revenues consists primarily of compensation and other related costs of services personnel, and contractor and distributor costs related to customer projects. Costs of license revenues, including product packaging, documentation, and reproduction have not been significant.

Advertising

Advertising costs are expensed as incurred. Advertising costs amounted to $33,000 in 2002, $0 in 2001, and $1.1 million in 2000.

Research and Development Costs

Research and development expenses consist primarily of costs for development and enhancement of the Universal Application, TenFold ComponentWare, and Universal Application Integrator. In accordance with Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards No. 86, Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed (“SFAS 86”), development costs incurred in the research and development of new software products to be sold, leased or otherwise marketed are expensed as incurred until technological feasibility has been established. TenFold achieves technological feasibility through a working model. TenFold has charged its software development costs to research and development expense in the accompanying Consolidated Statements of Operations.

Royalties

TenFold has entered into agreements with certain of its customers and others requiring TenFold to make royalty payments ranging from 1.9 percent to 15 percent of specified future revenues. These royalties typically become payable if and when applications products developed for these customers are subsequently re-sold to other customers, generally with the assistance of the original customer. TenFold incurred royalty expense of $10,000, $0, and $206,000 during the years ended December 31, 2002, 2001, and 2000, respectively.

Warranty

TenFold provides reserves for warranty costs expected to be incurred. To date, TenFold has not incurred significant warranty costs.

Income Taxes

TenFold records income taxes using the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement basis amounts of existing assets and liabilities and their respective income tax bases. Future tax benefits, such as net operating loss carryforwards and tax credits, are recognized to the extent that realization of such benefits is more likely than not.

Currency Translation

The functional currency of TenFold’s foreign operations was the applicable local foreign currency. As such, TenFold did not recognize any transaction gains or losses during the years ended December 31, 2002, 2001 and 2000. The translation of the functional currencies into U.S. dollars was performed for balance sheet accounts using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using average rates of exchange prevailing during the reporting period. Adjustments resulting from the translation of TenFold’s foreign operations was included in accumulated other comprehensive income as a component of stockholders’ equity. During October 2002, TenFold sold the entire equity interest in its wholly owned subsidiary, TenFold Systems UK Limited, to the management of that subsidiary. See Note 5 for more information. Transaction gains and losses subsequent to sale of TenFold Systems UK Limited were insignificant.

Stock-Based Compensation

TenFold applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees and related interpretations including FASB Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation—an Interpretation of APB Opinion No. 25 issued in March 2000, to account for its stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123, Accounting for Stock-Based Compensation established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, TenFold has elected to continue to apply the intrinsic value-based method of accounting described above, and has adopted the disclosure requirements of SFAS No. 123. TenFold has also adopted the disclosure provisions of SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure – an amendment of FASB Statement No. 123, into these financial statements and related notes.

Had compensation expense for TenFold’s stock option plan and the employee stock purchase plan been determined based on the fair value at the grant date for awards or purchase rights under these plans consistent with the methodology prescribed under SFAS No. 123, Accounting for Stock Based Compensation, TenFold’s net income (loss) for the years ended December 31, 2002, 2001, and 2000 would have been as follows (in thousands except per share information):

	2002	2001	2000
Net loss applicable to common stock – as reported	$(1,188)	$(15,668)	$(80,142)
Add: Stock-based employee compensation expense included in reported net loss, net of related tax effects	164	857	1,188
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(7,779)	(16,830)	(25,441)

Net loss applicable to common stock– pro forma	$(8,803)	$(31,641)	$(104,395)

Loss per common share - as reported:
Basic	$(0.03)	$(0.44)	$(2.29)
Diluted	(0.03)	(0.44)	(2.29)
Loss per common share – pro forma:
Basic	$(0.24)	$(0.89)	$(2.98)
Diluted	(0.24)	(0.89)	(2.98)

The effect of SFAS 123 on pro forma net loss and net loss per share disclosed for 2002, 2001, and 2000 may not be representative of the effects on pro forma results in future years.

See Note 14 for more information.

Recent Accounting Pronouncements

In June 2001, the FASB issued SFAS No. 143 Accounting for Asset Retirement Obligations. SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. TenFold is required to adopt the provisions of SFAS No. 143 on January 1, 2003. TenFold is currently evaluating the impact this statement will have on TenFold’s results of operations and financial position.

In November 2001, the FASB issued an announcement, Income Statement Characterization of Reimbursements Received for Out of Pocket Expense Incurred. The announcement requires companies to characterize reimbursements received for out of pocket expenses as revenues in the statement of operations.

Historically, TenFold netted reimbursements received for out of pocket expenses against the related expenses in the accompanying condensed consolidated statements of operations. The announcement is to be applied in financial reporting periods beginning after December 15, 2001 and comparative financial statements for the prior year are to be reclassified to comply with the guidance in the announcement. TenFold adopted this announcement on January 1, 2002. The adoption of this announcement resulted in increased revenues and expenses by the same amount in each period of $1.2 million, $2.3 million and $6.7 million for the years ended December 31, 2002, 2001, and 2000, respectively.

In May 2002, the FASB issued SFAS No. 145 Rescission of FASB Statements Nos. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS No. 145 eliminates Statement 4 (and Statement 64, as it amends Statement 4), which requires gains and losses from extinguishments of debt to be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect. As a result, the criteria in APB Opinion No. 30 will now be used to classify those gains and losses. SFAS No. 145 amends FASB Statement No. 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions are accounted for in the same manner as sale-leaseback transactions. In addition, SFAS No. 145 makes technical corrections to some existing pronouncements. TenFold is required to adopt the provisions related to the rescission of Statements 4 and 64 on January 1, 2003, and for all transactions entered into beginning May 15, 2002 adopt the provision related to the amendment of Statement 13. TenFold is currently evaluating the impact this statement will have on their results of operations and financial position. TenFold has adopted the provision related to the amendment of Statement 13 to transactions since May 15, 2002.

In July 2002, the FASB issued SFAS No. 146 Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS No. 146 requires recognition of a liability for a cost associated with an exit or disposal activity when the liability is incurred, as opposed to when the entity commits to an exit plan under EITF No. 94-3. TenFold is required to adopt the provisions of SFAS No. 146 for exit or disposal activities that are initiated after December 31, 2002. TenFold is currently evaluating the impact this statement will have on TenFold’s results of operations and financial position.

In November 2002, the EITF reached a consensus on Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. TenFold is currently evaluating the effect that the adoption of EITF Issue No. 00-21 will have on TenFold’s results of operations and financial position.

In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Guarantees of Indebtedness to Others, an Interpretation of FASB Statements No. 5, 57, and 107 and a rescission of FASB Interpretation No. 34. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. TenFold is currently evaluating the impact this interpretation will have on TenFold’s results of operations and financial position.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure – an amendment of FASB Statement No. 123. SFAS No. 148 amends SFAS No. 123, Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The disclosure provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002 and have been incorporated into these financial statements and related notes.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51. This Interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. The Interpretation applies immediately to variable interests in variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after January 31, 2003. TenFold is currently evaluating the impact this interpretation will have on TenFold’s results of operations and financial position.

4.	Loss Per Share

The following table sets forth the computation of basic and diluted loss per share (in thousands except per share data):

	Year ended December 31,
	2002	2001	2000
Numerator:
Net loss	$(1,188)	$(15,668)	$(80,142)

Numerator for diluted loss per share	$(1,188)	$(15,668)	$(80,142)

Denominator:
Denominator for basic loss per share – weighted-average shares	37,249	35,623	35,035

Employee stock options	—	—	—

Denominator for diluted loss per share	37,249	35,623	35,035

Loss per common share:
Basic loss per common share	$(0.03)	$(0.44)	$(2.29)

Diluted loss per common share	$(0.03)	$(0.44)	$(2.29)

Employee stock options of 10,050,679 outstanding at December 31, 2002, that have a weighted average exercise price of $2.75 per share, and that could potentially dilute basic loss per share in the future, were not included in the computation of diluted loss per share for the year ended December 31, 2002, because to do so would have been anti-dilutive for the period.

Employee stock options of 14,269,411 outstanding at December 31, 2001, that have a weighted average exercise price of $5.76 per share, and that could potentially dilute basic loss per share in the future, were not included in the computation of diluted loss per share for the year ended December 31, 2001, because to do so would have been anti-dilutive for the period.

Employee stock options of 19,812,706 outstanding at December 31, 2000, that have a weighted average exercise price of $10.29 per share, and that could potentially dilute basic loss per share in the future, were not included in the computation of diluted loss per share for the year ended December 31, 2000 because to do so would have been anti-dilutive for the period. Warrants to purchase 1,181,600 shares of common stock in a wholly owned subsidiary outstanding at December 31, 2000, that could potentially dilute basic earnings per share were not included in the computation of diluted earnings per share for the year ended December 31, 2000, because to do so would have been anti-dilutive.

5.	Acquisition and Disposition

On October 19, 2002, TenFold sold the entire equity interest in its wholly owned subsidiary, TenFold Systems UK Limited, to the management of that subsidiary. Accordingly, the operations of TenFold Systems UK

Limited have been included in the accompanying consolidated statements of operations for TenFold for all periods presented through October 19, 2002. TenFold has previously distributed and supported its products in the United Kingdom through TenFold Systems UK Limited. Under the terms of this transaction, TenFold Systems UK Limited will continue to distribute TenFold products in the United Kingdom and provide local support to its customers. TenFold will provide support for the Universal Application to TenFold Systems UK Limited and will share with TenFold Systems UK Limited revenues from existing and future TenFold Systems UK Limited customers.

The loss recognized on the sale of TenFold Systems UK Limited is summarized as follows (in thousands):

Amount
Total purchase price	$—
Cash and other assets retained	238
Liabilities retained	(269)

Net proceeds from sale	(31)
Net book value of subsidiary
Current assets	$(266)
Long-term assets	(208)
Current liabilities	707
Long-term liabilities	—

233

Initial gain on sale	$202

Accumulated foreign currency translation adjustments	(481)

Loss on sale	$(279)

On October 7, 1999, TenFold purchased the entire equity interest of Barclays California Corporation (“Barclays”) in its wholly owned subsidiary, The LongView Group, Inc. (“LongView”). On March 15, 2001, TenFold sold LongView for $29.0 million to Linedata Services. Accordingly, the operations of LongView have been included in the accompanying consolidated statements of operations for TenFold from the acquisition through March 15, 2001. The acquisition was accounted for using the purchase method of accounting.

In connection with the sale of LongView, TenFold deposited $2.9 million in an interest bearing escrow account to be used for settlement of indemnified claims that might arise over the eighteen months following sale. During the quarter ended September 30, 2001, TenFold began negotiations of an agreement with Linedata, that was signed by the parties in October 2001, under which the parties agreed to release each other from certain claims they had or may have had against each other, and Linedata agreed to immediately release to TenFold $1.8 million of the previously escrowed funds, with Linedata retaining the balance of approximately $1.2 million. As a result, TenFold reduced its gain on sale of LongView by $1.2 million during the quarter ended September 30, 2001. During October 2001, TenFold received the $1.8 million released from the escrow account and Linedata received $1.2 million, as contemplated in the related agreement.

The gain recognized on the sale of LongView is summarized as follows (in thousands):

Amount
Total purchase price	$29,000
Less costs associated with sale	(885)

Net proceeds from sale	28,115
Net book value of subsidiary
Current assets	$(1,455)
Long-term assets	(19,042)
Current liabilities	5,745
Long-term liabilities	—

(14,752)

Initial gain on sale (as of March 31, 2001)	$13,363

Proceeds for accounts receivable collection, less additional expenses	177
Agreement to release escrowed funds to Linedata	(1,179)

Gain on sale	$12,361

The loss on sale of subsidiaries of $399,000 for the year ended December 31, 2002 is comprised of $279,000 for the loss on the sale of TenFold Systems UK Limited, and a $120,000 reimbursement of an office lease deposit related to the sale of LongView. The gain on sale of subsidiaries of $12.4 million for the year ended December 31, 2001 is entirely related to the sale of LongView.

6.	Property Plant & Equipment

Property and equipment consists of the following (in thousands):

	December 31,
	2002	2001
Computer equipment	$7,416	$7,126
Computer equipment under capital lease	5,425	9,016
Leasehold improvements	2,255	6,450
Furniture and fixtures	2,052	4,085
Software	1,672	1,778
Office equipment	1,663	2,367

Total cost	20,483	30,822
Less accumulated depreciation and amortization	(19,016)	(26,465)

	$1,467	$4,357

Accumulated amortization under capital leases amounted to approximately $5.4 million, $8.2 million, and $3.8 million at December 31, 2002, 2001, and 2000, respectively.

During the year ended December 31, 2000, TenFold acquired two office buildings totaling 14,000 square feet and adjoining property in San Rafael, California. TenFold did not occupy any of this space during the year ended December 31, 2001. TenFold sold these buildings in January 2002 for an amount equal to their net book value after previously recorded impairment adjustments, of approximately $2.0 million. These buildings and related land are classified as “Assets held for sale” in the Consolidated Balance Sheet at December 31, 2001.

During the years ended December 31, 2002 and December 31, 2001, TenFold recognized impairment charges on its fixed assets. The accumulated depreciation and amortization in the table above has been adjusted for the impairment charge. See Note 20 for more information.

Subsequent to December 31, 2002, TenFold executed agreements with its two major equipment leasing vendors to buy out and retire their equipment lease debt at a substantial discount, and return substantially all the equipment. See Note 21 for more information.

7.	Accrued Liabilities

Accrued liabilities consists of the following (in thousands):

	December 31,
	2002	2001
Due to Perot Systems	$2,673	$2,673
Accrued restructuring costs	1,437	5,627
Sales & other business taxes	560	440
Accrued vacation	436	830
Accrued medical insurance	283	498
Accrued compensation	115	754
Litigation and project loss accruals	—	1,722
Other accrued expenses	932	1,201

Total accrued liabilities	$6,436	$13,745

8.	Notes Payable

TenFold previously had notes payable consisting of three-year notes collateralized by fixed assets with monthly payment terms, and a five-year term loan collateralized by real property with monthly payments. In January 2002, TenFold sold the real property in San Rafael, California, and applied the proceeds from this sale to reduce the amount TenFold owed under the loan agreements. In March 2002, TenFold also sold certain equipment and applied the proceeds from this sale to reduce the amount TenFold owed under the loan agreements.

In October 2002, TenFold executed an agreement with this lender under which TenFold paid a reduced amount to fully retire its remaining notes payable to this lender. TenFold has recognized the difference between the amount paid to retire this debt and the carrying amount of the debt as a gain on retirement of debt of approximately $2.4 million in the accompanying Consolidated Statements of Operations for the year ended December 31, 2002.

9.	Lease Commitments

TenFold leases office space and equipment under non-cancelable lease agreements, which expire at various dates through 2007. These leases generally require TenFold to pay all executory costs such as maintenance and insurance. Future minimum lease payments under non-cancelable operating lease obligations, in excess of one year and excluding obligations accrued as part of restructurings, as of December 31, 2002 are as follows (in thousands):

	Total	Operating	Capital
2003	$3,417	$388	$3,029
2004	400	400	—
2005	411	411	—
2006	422	422	—
Thereafter	286	286	—

Total minimum lease payments	$4,936	$1,907	3,029

Less: Amount representing interest			(17)

Present value of net minimum capital lease payments			3,012
Less: Current installments of obligations under capital leases			(3,012)

Obligations under capital leases, excluding current installments			$—

Total rental expense under operating leases, net of $0 sublease income in 2002, $513,000 sublease income in 2001, and $1.0 million sublease income in 2000, was approximately $2.5 million, $4.4 million, and $6.2 million for the years ended December 31, 2002, 2001, and 2000, respectively.

The table above of future minimum lease payments has not been reduced by future minimum rentals due under subleases of $357,000 in 2003, $372,000 in 2004, and $128,000 in 2005. These future minimum rentals are offset against related lease obligations accrued as part of restructurings.

Operating lease commitments for properties that have been restructured are included in accrued liabilities in the Consolidated Balance Sheet at December 31, 2002. See Note 7 for more information.

At December 31, 2002, TenFold was in default to its two major equipment lessors for late payment of lease payments. As of December 31, 2002, TenFold had leases payable to these lessors totaling approximately $2.9 million. Subsequent to December 31, 2002, TenFold executed agreements with these lessors to buy out and fully retire their equipment lease debt at a substantial discount, and return substantially all the related equipment.

10.	Legal Proceedings and Contingencies

Resolved Disputes

During the year ended December 31, 2002, TenFold settled disputes with Cedars-Sinai Medical Center, Perot Systems and Crawford. In none of these settlement agreements did any party admit liability.

Cedars-Sinai Medical Center

On April 30, 2002, TenFold and Cedars-Sinai entered into a number of agreements, including a Settlement Agreement, which provide a basis to resolve a dispute between the parties and beneficially restructure the relationship between the parties. The Settlement Agreement provides for a three-phased release of Cedars-Sinai’s alleged claims against TenFold, a release of TenFold’s potential claims against Cedars-Sinai and a restructuring of the parties’ business arrangement. As part of the resolution, Cedars-Sinai assumed the obligations of completing the Patient Care Expert (“PCX”) application facilitated in part by the transfer of employees from TenFold to Cedars-Sinai. That application build was completed in July 2002. Cedars-Sinai took PCX into production in October 2002 and is in the process of continuing to rollout the application. TenFold will continue to provide Universal Application license rights and support to Cedars-Sinai. Under the agreements, TenFold will also provide certain Universal Application training to Perot Systems Corporation (“Perot”), an interested party to the original transaction, and a continuing participant in the restructured venture. As part of the arrangement, TenFold also granted a subsidiary of Cedars-Sinai a license to resell the Universal Application in connection with their selling the PCX application in the hospital and healthcare provider market globally. On May 14, 2002, Cedars-Sinai sent a letter rejecting certain

Universal Application modification work delivered by TenFold as part of Phase I of the Settlement Agreement. On June 7, 2002, Cedars-Sinai sent another letter agreeing to consider TenFold’s position relative to Universal Application modifications. The Universal Application modifications challenged by Cedars-Sinai are in use in the application now in production. On May 15, 2002, Cedars-Sinai sent a separate letter alleging certain breaches of the Settlement Agreement. TenFold has denied the alleged breaches and the parties continue to work to document resolution of their disputes. Should TenFold fail to meet certain obligations under the Settlement Agreement, Cedars-Sinai may reassert certain claims against TenFold. Should Cedars-Sinai fail to meet certain obligations under the Settlement Agreement, TenFold may reassert certain claims against Cedars-Sinai. If Cedars-Sinai were to reassert its claims, an unfavorable outcome of the matter may have a material adverse impact on TenFold’s business, results of operations, financial position, or liquidity.

Perot Systems

On April 30, 2002, TenFold and Perot entered into a number of agreements, including a Compromise and Settlement Agreement, resolving a dispute between the parties and beneficially restructuring the relationship between the parties. As part of the resolution, Perot agreed to withdraw the demand for arbitration without prejudice and TenFold provided Perot with a limited license to the Universal Application and agreed to provide Perot with certain Universal Application training. Perot also agreed to issue a general release to TenFold, which would include the arbitration claim, when TenFold has provided the Universal Application training to Perot and met other conditions relating to the Cedars-Sinai project noted above. The first group of Perot trainees completed their six month on-the-job training by January 15, 2003. On February 20, 2003, TenFold received notice from Perot confirming that on January 16, 2003, TenFold satisfied the Conditions Subsequent under the Compromise and Settlement Agreement, requiring Perot to release all claims that could have been asserted in the arbitration. TenFold continues to fulfill its agreements with Perot.

Crawford

On December 14, 2000, Crawford & Company (“Crawford”) sent a letter to us alleging breach under the terms of our Master Software License and Services Agreement with Crawford (the “Crawford Agreement”). On September 4, 2001, Crawford filed a demand for arbitration with the American Arbitration Association. On March 8, 2002, TenFold and Crawford entered a Confidential Settlement Agreement and Release that settled and resolved all claims between the two companies.

Unresolved SkyTel Dispute

In March 2001, SkyTel Communications, Inc. (“SkyTel”) orally informed TenFold of its intent to terminate the Master Software License and Services Agreement between SkyTel and TenFold (the “SkyTel Agreement”). On May 15, 2001, SkyTel sent TenFold a letter purporting to terminate the SkyTel Agreement based on TenFold’s alleged material breach of the SkyTel Agreement. SkyTel’s letter also demands a refund of approximately $11 million paid by SkyTel. On September 24, 2001, SkyTel filed a complaint against TenFold in the First Circuit Court of the First Judicial District of Hinds County, Mississippi. SkyTel seeks monetary damages of at least $17.5 million, plus other damages it may prove at trial, together with pre- and post-judgment interest, attorneys’ fees and expenses and costs. On November 13, 2001, TenFold filed an answer denying the material allegations of the complaint. TenFold also filed a counterclaim for unpaid fees and SkyTel’s disclosure of confidential information. TenFold’s counterclaim seeks damages of at least $7 million and punitive damages of at least $10 million. The total contract value involved in this customer dispute is approximately $17.6 million, of which $11.4 million has been received by TenFold to date. During 2002, TenFold recognized no revenue from the SkyTel Agreement. During 2001, TenFold recognized revenue of $263,000 from the SkyTel, as compared to $9.8 million in 2000.

The parties stayed discovery and attempted negotiations to settle the dispute. However, resolution has been impeded by the bankruptcy filing of SkyTel and its parent company, WorldCom, Inc. Based on negotiations, TenFold believes that a loss is probable. TenFold believes that its supplemental extended reporting period insurance policy covers some of the damages that may arise in the dispute. TenFold’s insurance carrier has authorized a settlement offer that has been communicated to SkyTel. TenFold has recorded an other current liability to SkyTel for the offer, and an other current asset in the same amount for the receivable from the insurance carrier, in the accompanying balance sheet. Although, if the offer is accepted, the payment from the insurance carrier would be made directly from the insurance carrier to SkyTel and none of the funds would flow through TenFold. An unfavorable outcome in the matter may have a material adverse impact on TenFold’s business, results of operations, financial position, or liquidity.

Summary and Insurance

As a result of the legal proceedings and contingencies noted above, TenFold has provided an allowance for doubtful accounts of $296,000 related to billed accounts receivable, as of December 31, 2002.

TenFold maintained errors and omissions and umbrella liability insurance coverage to protect itself in the event of claims for damages related to the performance of computer-related services or the failure to perform computer-related services that occurred after March 1, 1998, but prior to March 1, 2001. TenFold does not believe that the dispute with SkyTel will be covered by TenFold’s original errors and omissions and umbrella liability insurance coverage. However, TenFold also maintained a $2 million supplemental extended reporting period policy on one of TenFold’s prior errors and omissions liability policies. TenFold believes that this supplementary extended reporting insurance policy covers some of the types of alleged damages (but not unpaid or unbilled accounts receivable) claimed in the SkyTel dispute noted above, subject to the policy’s total limit, and the insurance carriers’ standard reservation of rights. TenFold also believes that this supplementary extended reporting insurance policy may cover the costs of legal defense of the SkyTel dispute, subject to the policy’s total limit, and any stated reservation of rights by the carrier regarding conditions or findings that might exclude coverage for a particular matter. TenFold has begun to use a portion of this supplemental extended reporting insurance policy in defending the SkyTel dispute. TenFold has reserved against certain of the billed accounts receivable related to the disputed amounts for which a loss is considered probable and estimable. An unfavorable outcome of any of these matters may have a material adverse impact on TenFold’s business, results of operations, financial position, or liquidity.

On March 1, 2001, TenFold secured an industry-standard, errors and omissions policy that covers claims made after March 1, 2001. TenFold renewed this policy on March 1, 2002 and again on March 1, 2003. TenFold’s new policy excludes contractual related disputes such as cost and time guarantees, and only covers software errors or omissions that occur after the delivery of software. TenFold believes this policy provides adequate coverage for potential damages related to errors and omissions in TenFold’s delivered software.

Stockholder Matters

On or after August 12, 2000, six complaints were filed in the United States District Court of Utah alleging that TenFold and certain of TenFold’s officers violated certain federal securities laws. All six complaints were virtually identical and alleged that 1) TenFold improperly recognized revenues on some of TenFold’s projects; 2) TenFold failed to maintain sufficient accounting reserves to cover the risk of contract disputes or cancellations; 3) TenFold issued falsely optimistic statements that did not disclose these accounting issues; and 4) TenFold insiders sold stock in early calendar year 2000 while knowing about these issues. On TenFold’s motion, the court consolidated the six complaints into one class action complaint. On May 1, 2001, the plaintiffs filed an amended consolidated complaint. TenFold filed a motion to dismiss the amended complaint on June 19, 2001. On March 19, 2002, the court granted TenFold’s motion to dismiss the amended complaint, but allowed the plaintiffs leave to make a motion to amend their complaint. The plaintiffs subsequently filed a motion to amend their complaint and TenFold filed a written response. The parties then reached an agreement for settlement of the action. The agreement called for a payment by TenFold’s insurer of $5.9 million to a class of TenFold shareholders and their attorneys in return for a dismissal with prejudice of the actions and a release of all claims asserted in the actions. The court heard argument and granted final approval of the settlement on December 9, 2002. The settlement funds were paid directly from the insurance carrier to the plaintiffs and none of the funds flowed through TenFold.

On November 6, 2001, a class action complaint alleging violations of the federal securities laws was filed in the United States District Court for the Southern District of New York naming as defendants TenFold, certain of its officers and directors, and certain underwriters of TenFold’s initial public offering. An amended complaint was filed on April 24, 2002, which alleges, among other things, that the underwriters of TenFold’s initial public offering violated the securities laws by failing to disclose certain alleged compensation arrangements (such as undisclosed commissions or stock stabilization practices) in the offering’s registration statement and by engaging in manipulative practices to artificially inflate the price of TenFold’s stock in the after-market subsequent to the initial public offering. TenFold defendants are named in the amended complaint pursuant to Section 11 of the Securities Act of 1933, and Section 10(b) and Rule 10b-5 of the Securities Exchange Act of 1934 on the basis of an alleged failure to disclose the underwriters’ alleged compensation arrangements and manipulative practices. Similar complaints have been filed against over 300 other issuers that have had initial public offerings since 1998. The individual officer and director defendants entered into tolling agreements and, pursuant to a Court Order dated October 9, 2002, were dismissed from the litigation without prejudice. On February 19, 2003, the Court granted a Motion to Dismiss the Rule 10b-5 claims against 116 defendants, including TenFold. TenFold is vigorously defending this action and expects that the costs of defense and/or resolution exceeding TenFold’s self insured retention of $250,000, will be covered by insurance. Although no assurance can be given that this matter will be resolved in TenFold’s favor, TenFold believes that the resolution of this lawsuit will not have a material adverse effect on TenFold’s business, financial position, results of operations or cash flows. If this matter is not covered by insurance and if there is an unfavorable outcome, there may be a material adverse impact on TenFold’s business, results of operations, financial position, or liquidity.

SEC Inquiry

On May 26, 2000, the United States Securities and Exchange Commission (“SEC”) issued a Formal Order Directing Private Investigation. The Order contained no specific factual allegations. Since February 2001, the SEC has taken testimony from several of TenFold’s independent auditors and current and former customers, executives and staff.

On March 20, 2002, TenFold and five of its current and former officers and employees received notices from the SEC’s Denver regional office indicating that the staff intended to recommend that the SEC commence fraud and non-fraud (books and records) enforcement proceedings against TenFold and these individuals. On November 14, 2002, TenFold’s directors voted to approve a settlement of the dispute with the SEC by consenting to entry of a judgment permanently enjoining TenFold from violating a number of anti-fraud and books-and-records provisions of the securities laws. Accordingly, on or about November 15, 2002, the SEC’s staff submitted to the court TenFold’s consent to entry of judgment whereby TenFold neither admitted nor denied the allegations contained in the SEC’s complaint. Following entry by the court of the judgment consented to by TenFold on November 26, 2002, the litigation between TenFold and the SEC ended, and TenFold is now subject to the court’s permanent injunction against future violations of the securities laws. In addition to its settlement with TenFold, the SEC also voluntarily dismissed charges against one of TenFold’s former employees. The SEC is continuing its litigation against the three former officers and one current officer of TenFold. TenFold expects that the costs of the individuals’ defense will be covered by insurance. If this matter is not covered by insurance, there may be a material adverse impact on TenFold’s results of operations, financial position, or liquidity.

11.	Perot Systems Corporation Alliance

TenFold entered into a strategic alliance agreement with Perot Systems Corporation (“Perot Systems”), a systems integrator, which became effective May 1, 1999. The agreement provided for the development and delivery of applications, products, and services to TenFold and Perot Systems customers using the TenFold Way, the Universal Application, TenFold ComponentWare, and Universal Application Integrator. As part of the agreement, Perot Systems was given the opportunity to purchase 1,000,000 shares of TenFold’s common stock being sold at the initial public offering price. Perot Systems purchased 1,000,000 shares in TenFold’s initial public offering as contemplated by the agreement.

The strategic alliance agreement stated that if Perot Systems failed to provide TenFold with opportunities to contract for revenue of at least $15.0 million during the year ended April 30, 2000, Perot Systems would pay TenFold 20 percent of the shortfall. During the three months ended June 30, 2000, and in connection with this requirement, Perot Systems paid TenFold $540,000 which TenFold recognized as other income. This payment fulfilled Perot System’s remaining obligation to TenFold for the year ended April 30, 2000. As part of the amendment to the strategic alliance agreement discussed below, TenFold no longer required that Perot Systems provide TenFold with opportunities to contract for revenue. Accordingly, TenFold has not received any further such payments.

In June 2000, TenFold amended its strategic alliance and related agreements with Perot Systems. TenFold also entered into a reseller agreement under which Perot Systems could sublicense TenFold’s current applications and technology products for five years. Perot Systems paid TenFold $2.0 million for initial sublicense fees and for the related application support for these products. TenFold recognized $1.4 million of license revenue associated with these fees upon shipment of these products to Perot Systems during the three months ended June 30, 2000, and TenFold recognized $48,000 of the related support revenues ratably over the support period from July 1, 2000 through November 30, 2000.

In connection with the signing of this reseller agreement, TenFold also amended two of its existing service agreements with Perot Systems and Perot Systems’ healthcare affiliate. TenFold committed to use a minimum number of Perot Systems staff on TenFold projects for a one-year period beginning July 1, 2000. Perot Systems agreed to reduce the standard rate that it charged TenFold for these Perot Systems staff working on TenFold projects during this same one-year period. Additionally, as part of these changes, Perot Systems committed to dedicate two salespeople to sell TenFold products and services through June 2001.

For various business reasons occurring during the fourth quarter of 2000, TenFold determined to restructure the Perot Systems relationship and, effective December 8, 2000, TenFold negotiated a restructuring agreement with Perot Systems. Under the terms of this agreement and the second amended and restated master services agreements, TenFold agreed 1) to terminate the strategic alliance, 2) to terminate the reseller agreement, 3) to amend the amended and restated master services agreements so that TenFold is no longer committed to use a minimum number of Perot Systems staff, 4) to refund to Perot Systems the $2.0 million that Perot Systems paid to TenFold in sublicensing fees and support, as well as $646,000 in lost revenue from reducing TenFold’s commitment to pay for Perot Systems staff, and 5) to pay these amounts in six equal monthly payments of $441,000 beginning January 15, 2001. TenFold has included the $2.0 million refund and the $646,000 service obligation in accrued liabilities, in the Consolidated Balance Sheet at December 31, 2002 and December 31, 2001. TenFold reduced revenue during the three months ended December 31, 2000 by $1.4 million including the $48,000 of support revenue, so that the net effect is that TenFold recognized no revenue during the year ended December 31, 2000 from the Perot Systems reseller agreement.

Because of TenFold management changes and TenFold’s restructuring, TenFold had discussions with Perot Systems to reconsider the scope of their future relationship and to renegotiate the December 8, 2000 agreements, and as a result TenFold did not make any of the monthly payments described above. On November 19, 2001, TenFold received a demand for arbitration from Perot Systems alleging that TenFold had materially breached the prior purported agreements with Perot and requesting relief of $3.1 million. On April 30, 2002, TenFold and Perot entered into a number of agreements, including a Compromise and Settlement Agreement, resolving the dispute between the parties and beneficially restructuring the relationship between the parties. TenFold has now satisfied the Conditions Subsequent under the parties Compromise and Settlement Agreement, releasing TenFold from all claims that could have been brought in the arbitration. See Note 10 for more information.

12.	Income Taxes

The components of the provision (benefit) for income taxes are presented below (in thousands):

	Year ended December 31,
	2002	2001	2000
Provision (benefit) for income taxes:
Current:
Federal	$(536)	$536	$(1,304)
State	4	1,044	(74)
Foreign	35	1,385	655

Total current	(497)	2,965	(723)
Deferred:
Federal	—	—	88
State	—	—	16

Total deferred	—	—	104

Total provision (benefit) for income taxes	$(497)	$2,965	$(619)

The table below reconciles the expected U.S. federal statutory income tax rate to the recorded income tax provision (benefit) (in thousands):

	Year ended December 31,
	2002	2001	2000
Tax expense (benefit) at U.S. statutory rates	$(457)	$(4,319)	$(27,459)
State tax (benefit), net of federal tax impact	4	1,044	(3,823)
Meals & entertainment	13	58	355
Purchased intangibles	—	3,855	1,109
Foreign taxes	35	129	655
Credits for research activities	—	(153)	(3,883)
Change in tax contingencies and other estimates	(858)	—	—
Change in valuation allowance attributable to operations	766	2,351	32,427

Provision (benefit) for income taxes	$(497)	$2,965	$(619)

TenFold’s deferred tax assets are comprised of the following (in thousands):

	December 31,
	2002	2001
Deferred tax assets:
Reserves and accruals	$1,769	$5,170
Stock option compensation	34	223
Credits for research activities	6,022	6,554
Differences in timing of revenue recognition	7,826	8,822
Loss carryovers	24,684	16,775
Depreciation for book in excess of tax	2,365	4,390

Total deferred tax assets	42,700	41,934
Valuation allowance	(42,700)	(41,934)

Deferred tax assets after valuation allowance	$—	$—

Domestic and foreign components of income (loss) before taxes are as follows (in thousands):

	Year ended December 31,
	2002	2001	2000
Domestic	$(1,755)	$(13,098)	$(81,080)
Foreign	70	395	319

Income (loss) before taxes	$(1,685)	$(12,703)	$(80,761)

On March 9, 2002, President Bush signed into law the Jobs Creation and Worker Assistance Act of 2002. Among other provisions, the Act provides for a temporary suspension of the alternative minimum tax net operating loss limitation for 2001 and 2002. SFAS No. 109, Accounting for Income Taxes, requires that the effect of changes in tax law be charged or credited to income in the period in which the law is enacted. Therefore, TenFold has reversed in the 2002 tax provision $536,000 of federal alternative minimum taxes that were accrued in the 2001 tax provision.

As of December 31, 2002, TenFold had federal net operating loss carryforwards of approximately $66.5 million that begin to expire in 2020. As of December 31, 2002, TenFold had state net operating loss carryforwards of approximately $46.2 million, which are subject to various state carryover provisions that generally provide shorter carryover periods than federal. In addition, as of December 31, 2002, TenFold had federal credit carryforwards for increasing research activities of approximately $3.4 million that begin to expire in 2014, TenFold also had $1.1 million of state credits for increasing research activities that are subject to various state carryover provisions.

The ultimate realization of the deferred income tax assets is dependent, in part, upon the tax laws in effect, TenFold’s future earnings, and other events. As of December 31, 2002, TenFold had recorded a valuation allowance of $42.7 million. During the year ended December 31, 2002, the valuation allowance increased approximately $766,000, and for the year ended December 31, 2001, the valuation allowance decreased approximately $689,000. The increase for the year ended December 31, 2002 relates primarily to the loss from operations and other adjustments to tax contingencies and estimates. The decrease for the year ended December 31, 2001 relates primarily to the gain on the sale of a subsidiary and other adjustments that did not affect current year operations. The general valuation allowance has been established under the provisions of SFAS No. 109, Accounting for Income Taxes, which requires that a valuation allowance be established when it is more likely than not that the net deferred tax assets will not be realized. The valuation allowance as of December 31, 2002 includes the benefit for stock option exercises that increased the size of the net operating loss carryovers. Future reductions to the valuation allowance will be allocated $33.5 million to operations and $9.2 million to paid-in capital.

13.	Restricted Stock

On October 31, 1996, TenFold sold 4,530,104 shares of common stock to the then current Chief Executive Officer (“former CEO “) for an aggregate price of $1.0 million pursuant to a restricted stock purchase agreement entered into in connection with an employment agreement between TenFold and the former CEO dated September 1, 1996. On January 11, 2001, TenFold announced the resignation of the former CEO with whom it entered the employment agreement. During 2001, TenFold repurchased 226,505 of the CEO’s restricted shares for $2,265.

On February 2, 1998, TenFold allowed two other officers to exercise options on a total of 300,000 shares of common stock in advance of their vesting, subject to TenFold’s right to repurchase these shares if the officers leave TenFold before the shares are fully vested. As of December 31, 2001, these shares were fully vested and none remain subject to repurchase. During the year ended December 31, 2002 these officers left TenFold.

Subsequent to December 31, 2002, TenFold sold 3,888,889 shares of common stock to a member of its Board of Directors for a total purchase price of $700,000. These shares are not registered and are therefore subject to certain holding period and other trading restrictions provided by federal securities laws.

14.	Stock Option Plans

1993 Flexible Stock Incentive Plan. TenFold’s 1993 Flexible Stock Incentive Plan (the “1993 Stock Plan”) was adopted by the Board of Directors and approved by the TenFold’s stockholders in February 1993. A total of 10,000,000 shares of common stock are reserved for issuance under the 1993 Stock Plan. The 1993 Stock Plan is administered by the Board of Directors and the Board Compensation Committee, and with respect to option grants to purchase up to 10,000 shares to any one employee, option grants may be approved by a separate committee of the board. The 1993 Stock Plan provides for the issuance of incentive stock options to employees, including officers and employee directors, and of nonqualified stock options, stock purchase rights, stock bonus awards, and stock appreciation rights to employees, including officers and directors, consultants, and non-employee directors. The options generally vest over a five-year period and expire ten years from the date of grant. Unless terminated earlier, the Plan shall terminate with respect to the grant of incentive stock options on January 1, 2003. To date, TenFold has not issued any incentive stock options, stock purchase rights, stock bonus awards, or stock appreciation rights under the 1993 Stock Plan.

1999 Stock Plan. TenFold’s 1999 Stock Plan was adopted by the Board of Directors and approved by the stockholders in March 1999 and June 2002. A total of 6,500,000 shares of common stock have been reserved for issuance under the 1999 Stock Plan, plus an automatic annual increase on the first day of 2000, 2001, 2002, 2003, and 2004. This automatic annual increase is equal to the lesser of 1,000,000 shares or 3 percent of TenFold’s outstanding common stock on the last day of the immediately preceding year, or such lesser number of shares as the Board of Directors determines. Under this provision, on each of January 1, 2002, January 1, 2001 and January 1, 2000 the number of shares reserved for issuance under the plan increased by 1,000,000 shares. The 1999 Stock Plan provides for the granting to employees, including officers and directors, of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, and for the granting to employees and consultants, including non-employee directors, of nonqualified stock options and stock purchase rights. TenFold has historically granted only nonqualified stock options. The 1999 Stock Plan is administered by the Board of Directors and the Board Compensation Committee, and with respect to option grants to purchase up to 10,000 shares to any one employee, option grants may be approved by a separate committee of the board. The plan administrator determines the terms of options and stock purchase rights granted under the 1999 Stock Plan, including the number of shares subject to an option or purchase right, the exercise or purchase price, and the term and exercisability of options. The options generally vest over a four or five year period and expire ten years from the date of grant. Unless terminated earlier, the 1999 Stock Plan will terminate in March 2009. Through December 31, 2002, TenFold has not issued any stock purchase rights or stock appreciation rights under the 1999 stock plan; and has issued only one incentive stock option grant and one stock bonus award.

2000 Employee Stock Option Plan. TenFold’s 2000 Stock Option Plan was adopted by the Board of Directors in December 2000. A total of 7,000,000 shares of common stock have been reserved for issuance under the 2000 Stock Option Plan. The 2000 Stock Option Plan provides for the granting of nonstatutory rights of purchase of TenFold’s common stock to employees, excluding section 16 officers, directors, and non-employee directors. Nonstatutory options do not qualify as an Incentive Stock Option within the meaning of Section 422 of the Internal Revenue Code of 1996, as amended. The 2000 Stock Option Plan is administered by the Board of Directors. The plan administrator determines the terms of options and stock purchase rights granted under the 2000 Stock Option Plan, including the number of shares subject to an option or purchase right, the exercise or purchase price, and the term and exercisability of options. The options generally vest over a four-year period and expire ten years from the date of grant. Twenty five percent of the options granted during December 2000 under the 2000 Stock Option Plan vested on the date of grant and have an accelerated vesting schedule. Unless terminated earlier, the 2000 Stock Plan will terminate in December 2010.

Stock option activity under TenFold’s 1993, 1999, and 2000 stock option plans is as follows:

	Option Shares	Weighted Average Exercise Price Per Share
Outstanding at December 31, 1999	6,906,120	$7.00

Granted	16,965,200	$12.28
Exercised	662,584	$2.28
Canceled	3,396,030	$15.11

Outstanding at December 31, 2000	19,812,706	$10.29

Granted	7,865,000	$0.63
Exercised	1,041,680	$0.07
Canceled	12,366,615	$10.23

Outstanding at December 31, 2001	14,269,411	$5.76

Granted	4,722,315	$0.38
Exercised	74,315	$0.18
Canceled	8,866,733	$5.45

Outstanding at December 31, 2002	10,050,679	$2.75

At December 31, 2002, 5,846,909 options were vested and exercisable as compared to 4,909,196 in 2001 and 2,925,522 in 2000, under the stock option plans. Included in the table above are options granted to consultants that were recorded at their estimated fair value. To date, the number of options granted to consultants and the related fair value of such options has been insignificant.

The following table summarizes information about stock options under the plans outstanding at December 31, 2002:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Options Outstanding at 12/31/02	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at 12/31/02	Weighted Average Exercise Price
$ 0.02 to $ 0.25	546,500	8.68 Years	$0.16	88,000	$0.14
0.35 to 0.49	4,198,550	9.02 Years	0.38	2,278,488	0.38
0.60 to 0.89	1,558,051	8.56 Years	0.76	689,739	0.76
1.14 to 2.84	2,663,293	7.79 Years	1.67	2,177,418	1.67
4.49 to 9.81	588,985	7.00 Years	7.78	348,305	6.97
10.25 to 21.00	58,600	6.69 Years	15.06	43,840	14.52
24.13 to 55.88	436,700	7.12 Years	34.08	221,119	34.50

$ 0.02 to $55.88	10,050,679	8.39 Years	$2.75	5,846,909	$2.69

The number of remaining options available to grant under the 1993, 1999, and 2000 plans is 11,679,575 as of December 31, 2002.

The weighted-average fair value of the options granted under the plans in 2002 is $0.37 as compared to $0.60 in 2001 and $7.97 in 2000. The fair value of these options was estimated at the date of grant using the Black-Scholes model with the following weighted-average assumptions for 2002, 2001, and 2000: risk-free interest rate of 4.06 percent in 2002, 4.22 percent in 2001, and 6.51 percent in 2000; a dividend yield of 0 percent; a volatility factor of 209.3 percent for 2002, 161.0 percent for 2001 and 131.1 percent in 2000; and a weighted-average expected life of 5.3 years in 2002 and 3.5 years in 2001, and 5.0 years in 2000.

TenFold recorded deferred compensation pursuant to APB 25 of $0 in 2002, $280,000 in 2001; and $0 in 2000; relating to grants of restricted stock or options at exercise prices which were below the estimated fair market values of the underlying common stock. TenFold recognized compensation expense of $164,000 in 2002, $857,000 in 2001, and $1.2 million in 2000, related to the normal vesting of options with associated deferred compensation.

15.	1999 Employee Stock Purchase Plan

TenFold’s 1999 Employee Stock Purchase Plan was adopted by the Board of Directors and approved by the stockholders in March 1999. A total of 1,000,000 shares of common stock have been reserved for issuance under the purchase plan. In addition, the number of shares reserved for issuance under the purchase plan automatically increases on the first day of each of TenFold’s fiscal years beginning in 2000, 2001, 2002, 2003, and 2004 equal to the lesser of 300,000 shares, 0.75 percent of TenFold’s outstanding common stock on the last day of the immediately preceding fiscal year, or such lesser number of shares as the Board of Directors shall determine. Under this provision, the number of shares reserved for issuance under the purchase plan has increased by 805,124 shares through December 31, 2002. The purchase plan, which is intended to qualify under Section 423 of the Internal Revenue Code, has two six-month offering periods each year, with new offering periods (other than the first offering period) commencing on February 1 and August 1 of each year. The first offering period commenced on the date of the initial public offering and ended on January 31, 2000. TenFold issued 39,817, 261,429, and 266,672 shares under this plan during the years ended December 31, 2002, 2001, and 2000, respectively.

As of December 31, 2002, 1,237,206 shares were available for issuance under the 1999 Employee Stock Purchase Plan.

The purchase plan is administered by the Board of Directors or by a committee appointed by the Board. Employees (including officers and employee directors) of TenFold, or of any majority-owned subsidiary designated by the Board, are eligible to participate in the purchase plan if they are employed by TenFold or any such subsidiary for at least 20 hours per week and more than 5 months per year. The purchase plan permits eligible employees to purchase common stock through payroll deductions of up to 10 percent of an employee’s compensation, at a price equal to 85 percent of the lower of the fair market value of the common stock at the beginning of the offering period or at the end of such period. No employee may purchase more than 3,000 shares of common stock under the purchase plan in any single offering period. No employee may purchase shares in an offering period if the purchase would cause such employee to own stock or hold outstanding stock options equal to or in excess of 5 percent of the total voting power of all classes of TenFold stock. In addition, no employee shall be granted an option under the purchase plan if the option would permit an employee to purchase stock under all employee stock purchase plans of TenFold at a rate that exceeds $25,000 of fair market value of the stock for each calendar year in which the option is outstanding. An employee has the option of increasing or decreasing the percentage of payroll deductions once or of discontinuing the deduction during the offering period. TenFold has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”) in accounting for its employee stock purchase plan. Under APB 25, the plan is considered non-compensatory.

The weighted-average fair value of employee stock purchase rights granted under the employee stock purchase plan in 2002 was $0.24 as compared to $1.16 in 2001 and $4.63 in 2000. The fair value of the employee stock purchase rights was estimated using the Black-Scholes model with the following assumptions for 2002: a weighted-average risk-free interest rate of 1.76 percent, dividend yield of 0 percent, an expected life of 6 months, and the same volatility factors as used for the stock option plans.

16.	401(k) Retirement Plan

TenFold established a 401(k) retirement savings plan for employees in January 1996. All employees age 21 and over are eligible to participate. Each participant may elect to have amounts deducted from his or her compensation and contributed to the plan. Through January 15, 2002, TenFold matched 20 percent of the first 6 percent of the employees’ contributions, up to a maximum of $2,000 per employee per year. Total Company contributions for 2002, 2001, and 2000 were approximately $5,000, $196,000, and $396,000, respectively. On January 15, 2002, TenFold discontinued matching of employee contributions.

17.	Prior Vertical Business Group Operations

Strategy

During the year ended December 31, 2000, TenFold conducted its vertical business operations through subsidiaries in the communications, energy, financial services, healthcare, insurance, and investment management industries.

During the year ended December 31, 2001, TenFold consolidated its vertical business operations into one corporate organization to provide better focus for employees, to solidify TenFold’s core delivery and operational infrastructure, and to reduce costs; and merged its vertical subsidiaries into TenFold Corporation.

Subsidiary Stock Plans

During 1999, TenFold formed six subsidiaries in each of which TenFold held 20,000,000 issued and outstanding shares of common stock.

Each of the six subsidiaries formed during 1999, with approval of its respective Board of Directors, adopted its own stock plan during 1999. The terms of the plans were similar to TenFold’s 1999 Stock Plan. A total of 3,740,000 shares of common stock of each subsidiary were reserved under the Stock Plans for each of the six subsidiaries.

During the year ended December 31, 2001, in connection with the mergers of these subsidiaries into TenFold Corporation noted above, optionees had a specified time to exercise their vested options, or they would terminate. No optionee chose to exercise their options. As a result, the options terminated, no subsidiary options remain outstanding and TenFold has no minority interest holders.

TenFold Energy, Inc. Warrants

During 1999, TenFold Energy, Inc., a wholly owned subsidiary of TenFold, sold 1,181,600 warrants to Southern Company Energy Marketing (“SCEM”). Each warrant entitled SCEM to purchase one share of Class A Common Stock at $2.12 per share in one of TenFold’s prior subsidiaries, TenFold Energy, Inc. The proceeds of $189,000 were credited to stockholders’ equity.

These warrants were terminated during the year ended December 31, 2001 in conjunction with the settlement of a dispute with SCEM.

18.	Operating Segments

TenFold’s CEO reviews financial information on a consolidated basis, identical in format to the accompanying Consolidated Statements of Operations. TenFold consolidates revenue and expense information for all other business groups for internal and external reporting and for decision-making purposes. TenFold operates in a single operating segment, which is applications products and services.

Revenues from operations outside of North America were approximately 17 percent of total revenues for 2002, 28 percent of total revenues for 2001, and 11 percent of total revenues for 2000. Revenues from operations in the United Kingdom were approximately 9 percent of total revenue for 2002, 22 percent of total revenue for 2001, and 10 percent of total revenue for 2000. Revenues from operations in Argentina were approximately 8 percent of total revenue for 2002, 6 percent of total revenue for 2001, and 1 percent of total revenue for 2000. At December 31, 2002, all of TenFold’s long-lived assets are deployed in the United States.

19.	Additional Significant Risks and Uncertainties

TenFold’s customers are represented by a small number of large companies in the communications, financial services, healthcare, insurance, and investment management industries. As such, a significant portion of TenFold’s revenue and billed and unbilled accounts receivable may relate to a single customer or a small number of customers. Although TenFold plans to expand and diversify its customer base, currently the loss of any of TenFold’s large customers, without their replacement by new customers, would likely have a material adverse effect on TenFold’s revenue, cash flow, and allowances for doubtful billed and unbilled accounts receivable. The following table provides customer revenue concentrations greater than 10% of annual revenues, for each of the three years ended December 31, 2002, 2001 and 2000. No other customer accounted for more than 10 percent of total annual revenues during any of these years.

	December 31,
	2002	2001	2000
Customer A	63%	11%	15%
Customer B	12%
Customer C		27%
Customer D		16%
Customer E			16%

20.	Special Charges

Special charges for the year ended December 31, 2002 of $ 2.8 million include restructuring charges of $2.0 million and $851,000 of asset impairment charges. Special charges for the year ended December 31, 2001 of $18.9 million include $10.1 million of asset impairment charges, and $8.8 million of restructuring charges. Special charges for the year ended December 31, 2000 of $4.8 million include $2.9 million of asset impairment charges, and $1.9 million of restructuring charges.

Asset Impairment Charges. During year ended December 31, 2002, TenFold identified $851,000 of fixed assets that had no future value to TenFold and are no longer in active use, and accordingly recorded an asset impairment charge of $851,000 for the year ended December 31, 2002. This charge included the impairment of the leased equipment assets that TenFold expects to return to its two major equipment lessors pursuant to agreements reached with these lessors subsequent to December 31, 2002, under which TenFold will buy out and fully retire the related equipment lease debt and return substantially all the related equipment. See Note 21 for more information.

During the year ended December 31, 2001, TenFold restructured its operations to reduce operating expenses. As part of the restructuring, TenFold closed or planned to close excess facilities in Atlanta, Georgia; Chicago, Illinois; Foster City, California; Irving, Texas; New York, New York; Park Ridge, New Jersey; Raleigh, North Carolina; Richmond, UK; Salt Lake City, Utah; and San Francisco, California. TenFold had $7.7 million in computer equipment, leasehold improvements, furniture and fixtures, and other assets in these offices that it determined had no future value to TenFold. TenFold also recorded an impairment charge on its fixed assets of $2.4 million to state them at their estimated fair market value at December 31, 2001. Accordingly, TenFold recorded asset impairment charges of $10.1 million during the year ended December 31, 2001.

During the year ended December 31, 2000, TenFold restructured its operations to reduce operating expenses. As part of the restructuring, TenFold closed excess facilities in Chicago, Illinois; Dallas, Texas; Salt Lake City, Utah; and San Francisco, California during November and December of 2000. TenFold had $2.9 million in computer equipment, leasehold improvements, furniture and fixtures, and other assets in these offices that it determined had no future value to TenFold. Accordingly, TenFold recorded asset impairment charges of $2.9 million during the year ended December 31, 2000.

Restructuring Charges. During the year ended December 31, 2002, TenFold incurred restructuring charges of $2.0 million, including $1.1 million, related to termination of the unoccupied portions of TenFold’s South Jordan Utah headquarters lease, and $836,000, related to adjustments made to prior restructuring estimates. The termination of the unoccupied portions of the South Jordan lease reduced the square footage leased from 105,068 to 22,310 square feet, reduced the term from 11 years to 5 years, and reduced the rental rate per square foot. This reduced TenFold’s total base rent obligations (before operating expenses) under this lease by approximately $19 million over the term of the lease. As part of this transaction, TenFold released to the landlord $1.5 million previously held as restricted cash to support these leases. The restructuring charge of $1.1 million is comprised of a charge of $1.5 million for release of the restricted cash, less the reversal of a prior rent accrual of $400,000 no longer needed under the terms of the restructured lease. The adjustments to prior restructuring estimates primarily resulted from higher facilities lease termination payments, and lower revised estimates of future facilities sublease income payments (in part due to the default of one of TenFold’s subtenants), than previously estimated.

During the year ended December 31, 2001, TenFold incurred restructuring charges of $8.8 million as part of its plans to improve operating results by reducing headcount, by closing duplicative facilities in Atlanta, Georgia; Chicago, Illinois; Foster City, California; Irving, Texas; New York, New York; Park Ridge, New Jersey; Raleigh, North Carolina; Richmond, UK; Salt Lake City, Utah; and San Francisco, California; and by implementing other measures. The restructuring charges were comprised of $873,000 for a headcount reduction of 173 staff, and $7.9 million for facilities related costs including penalties associated with the terminating leases and future lease payments.

During the year ended December 31, 2000, TenFold incurred restructuring charges of $1.9 million as part of a plan to improve its operating results by reducing headcount, by closing duplicative Company facilities in Chicago, Illinois; Dallas, Texas; Salt Lake City, Utah; and San Francisco, California, and by implementing other measures. The restructuring charge was comprised of $1.1 million for a headcount reduction of 159 staff, and $861,000 for facilities related costs including penalties associated with terminating leases and future lease payments.

TenFold determined its restructuring charges in accordance with Emerging Issues Task Force Issue No. 94-3 (“EITF 94-3”) and Staff Accounting Bulletin No. 100 (“SAB 100”). EITF 94-3 and SAB 100 require that TenFold commit to an exit plan before it accrues employee termination costs and exit costs.

Restructuring reserves are included in accounts payable and accrued liabilities at December 31, 2002. Detail of the restructuring charges as of and for the year ended December 31, 2002 are summarized below (in thousands):

Restructuring Charges:	Balance at December 31, 2001	New Charges	Adjustments	Utilized	Balance at December 31, 2002
Employee related	$106	$—	$—	$(106)	$—
Facilities related	5,521	1,140	836	(5,932)	1,565

	$5,627	$1,140	$836	$(6,038)	$1,565

TenFold has estimated future sublease income which reduces future facility related charges, including lease obligations. TenFold considered current market conditions including current lease rates in the respective geographic regions, vacancy rates, and costs associated with subleasing when estimating future sublease income. Variances between expected and actual sublease income have previously and may continue to result in restructuring charge adjustments in future periods.

21.	Subsequent Events (Unaudited)

At December 31, 2002 TenFold was in default to its two major equipment lessors for late payment of lease payments. As of December 31, 2002 TenFold had leases payable to these lessors totaling approximately $2.9 million. During the three months ended March 31, 2003, TenFold executed agreements with its two major equipment lessors to buy out and fully retire their equipment lease debt at a substantial discount, and return substantially all the related equipment. TenFold has recognized the difference between the amount paid to retire these lease obligations and the carrying amount of the lease obligations as a gain on retirement of debt of approximately $2.2 million in the accompanying consolidated statements of operations for the nine months ended September 30, 2003.

During February 2003, TenFold sold 3,888,889 shares of common stock to a member of its Board of Directors for a total purchase price of $700,000. These shares are not registered and are therefore subject to certain holding period and other trading restrictions provided by federal securities laws.

In February 2002, TenFold entered into a Common Stock Purchase Agreement (the “Purchase Agreement”) with Fusion Capital Fund II, LLC (“Fusion Capital”), in connection with a private equity line financing transaction pursuant to which TenFold could offer and sell to Fusion Capital up to $10,000,000 of TenFold’s common stock, $0.001 par value (“Common Stock”), over a period of up to 40 months. TenFold issued 632,911 shares of restricted common stock to Fusion Capital as commitment shares under the Purchase Agreement. As a condition to Fusion Capital’s obligation to make purchases under the Purchase Agreement, the Common Stock to be offered and sold to Fusion Capital was to be registered in an effective registration statement with the Securities and Exchange Commission. Once the registration statement was effective, TenFold could make draws under the equity line. TenFold could elect to draw up to $250,000 per month so long as its stock price exceeds $0.25 (below which it may not make draws). TenFold did not file a registration statement with the Securities and Exchange Commission and did not offer or sell to Fusion Capital any Common Stock under the Purchase Agreement. On February 26, 2003, TenFold entered into a Mutual Termination Agreement with Fusion Capital under which, 1) TenFold paid Fusion Capital a termination fee of $75,000, 2) Fusion agreed to return all 632,911 commitment shares previously issued to Fusion Capital, 3) the parties agreed to a mutual release of claims, and 4) the Purchase Agreement was terminated.

In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. This Statement is effective for contracts entered into or modified after June 30, 2003, with certain exceptions, and for hedging relationships designated after June 30, 2003. The adoption of SFAS No. 149 did not have a material impact on TenFold’s results of operations and financial position.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 requires that certain financial instruments, which under previous guidance may have been accounted for as equity, must now be accounted for as liabilities (or an asset in some circumstances). The financial instruments affected include mandatory redeemable stock, certain financial instruments that require or may require the issuer to buy back some of its shares in exchange for cash or other assets and certain obligations that can be settled with shares of stock. This Statement is effective for all such financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. SFAS No. 150 was adopted in the quarter ended June 30, 2003 and did not have a material impact on TenFold’s results of operations or financial position.

On December 18, 2003 the SEC issued Staff Accounting Bulletin No. 104, Revenue Recognition (“SAB 104”), which supercedes SAB 101, Revenue Recognition in Financial Statements. SAB 104’s primary purpose is to rescind accounting guidance contained in SAB 101 related to multiple element revenue arrangements, which was superceded as a result of the issuance of EITF 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables.” SAB 104 does not have a material impact on the Company’s financial position or results of operations.

On December 1, 2003, TenFold received notice of a wrongful death lawsuit captioned Coufal v. Cedars Sinai Medical Center, et. al. in which TenFold is named as one of several defendants. See “Legal Proceedings” for a further discussion of all litigation and disputes.

On December 22, 2003, TenFold closed a private placement of 5 million shares of restricted common stock, which it sold at $2.00 per share (before related fees and expenses).

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth estimated expenses expected to be incurred in connection with the issuance and distribution of the securities being registered.

Securities and Exchange Commission Registration Fee	$2,395
Printing and Engraving Expenses	2,500
Accounting Fees and Expenses	70,000
Legal Fees and Expenses	100,000
Transfer Agent Expenses	1,500
Blue Sky Qualification Fees and Expenses	800
TOTAL	$177,195

All amounts except the Securities and Exchange Commission registration fee are estimated. No portion of the expenses associated with this offering will be borne by the selling stockholder.

ITEM 14.	INDEMNIFICATION OF OFFICERS AND DIRECTORS

TenFold’s certificate of incorporation limits the liability of directors to the fullest extent permitted by the Delaware General Corporation Law. Delaware law provides that a corporation’s certificate of incorporation may contain a provision eliminating or limiting the personal liability of directors for monetary damages for breach of their fiduciary duties as directors, except for liability for:

•	any breach of their duty of loyalty to the corporation or its stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which the director derived an improper personal benefit.

As permitted by the Delaware General Corporation Law, our bylaws provide for the indemnification of our directors, officers, employees and agents or of any corporation in which any such person serves as a director, officer, employee or agent at our request, to the fullest extent allowed by Delaware law, against all expenses, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties, and amounts paid or to be paid in settlement, and any interest, assessments, or other charges imposed thereon, and any federal, state, local or foreign taxes imposed as a result of the actual or deemed receipt of indemnification payments) reasonably incurred or suffered by any such director, officer, or employee in connection with investigating, defending, being a witness in, or participating in, or preparing for any of the foregoing in any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative or investigative.

As a result of this provision, our company and our stockholders may be unable to obtain monetary damages from such persons for breach of their duty of care. Although stockholders may continue to seek injunctive and other equitable relief for an alleged breach of fiduciary duty by such persons, stockholders may have no effective remedy against the challenged conduct if equitable remedies are unavailable. We believe that indemnification under our bylaws covers at least negligence and gross

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negligence on the part of indemnified parties. We believe such indemnifications are necessary to retain qualified individuals as officers and directors.

At present, there is no pending litigation or proceeding involving any director, officer, employee or agent of TenFold where indemnification will be required or permitted. TenFold is not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

We provide director and officer liability insurance and pay all premiums and other costs associated with maintaining such insurance coverage. We have also entered into indemnification agreements with each director and officer.

ITEM 15.	RECENT SALES OF UNREGISTERED SECURITIES

TenFold’s unregistered stock sales from the last three years are as follows:

•	On January 11, 2001, TenFold entered into an Employment Agreement with Nancy M. Harvey pursuant to which Ms. Harvey received 800,000 shares of unregistered common stock.

•	In February 2002, TenFold entered into a Purchase Agreement with Fusion Capital II, LLC under which TenFold issued 632,911 shares of unregistered common stock as commitment shares for an equity line of financing of up to $10 million. On February 26, 2003, TenFold entered into a Mutual Termination Agreement whereby TenFold cancelled the unused equity line and Fusion Capital returned all commitment shares for a termination fee of $75,000.

•	In November 2002, TenFold granted 40,000 shares of unregistered common stock to its landlord, AchieveGlobal, Inc., in settlement of claims.

•	On February 5, 2003, TenFold entered into a Purchase Agreement with the Robert W. Felton Trust for the sale of 3,888,889 shares of unregistered common stock at a purchase price of $0.18 per share.

•	On December 22, 2003, TenFold entered into a Securities Purchase Agreement for the sale of 5,000,000 shares of unregistered common stock for a purchase price of $2.00 per share.

ITEM 16.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)	Exhibits.

See the Exhibit Index immediately preceding exhibits.

(b)	Financial Statement Schedules.

Schedule II—Valuation and Qualifying Accounts for the years ended December 31, 2002, 2001 and 2000. See page S-1.

Consolidated Financial Statements. See the Index to Consolidated Financial Statements at page F-1 of the prospectus.

ITEM 28.	UNDERTAKINGS

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended;

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(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on our behalf by the undersigned, thereunto duly authorized, in South Jordan, Utah, on February 11, 2004.

TENFOLD CORPORATION

By:	/s/ Nancy M. Harvey

Nancy M. Harvey President, Chief Executive Officer and Director

KNOW ALL PEOPLE BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Nancy M. Harvey his or her true and lawful attorney-in-fact and agent, with full power of substitution and revocation, for him or her and in his or her name, place and stead, in any and all capacities (until revoked in writing), to sign any and all amendments (including post-effective amendments) to this Registration Statement and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or is substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Robert P. Hughes	Chief Accounting Officer and Senior Vice President Finance	February 11, 2004
Robert P. Hughes

/s/ Jeffrey L. Walker	Chairman of the Board, Executive Vice President and Chief Technology Officer	February 11, 2004
Jeffrey L. Walker

/s/ Richard H. Bennett, Jr.	Director	February 11, 2004
Richard H. Bennett, Jr.

/s/ Robert W. Felton	Director	February 11, 2004
Robert W. Felton

/s/ Ralph W. Hardy, Jr.	Director	February 11, 2004
Ralph W. Hardy, Jr.

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Schedule II

TENFOLD CORPORATION

Valuation and Qualifying Accounts

For the Years Ended December 31, 2002, 2001, and 2000

(in thousands)

Allowances for Doubtful Accounts (Billed and Unbilled)	Balance at beginning of period	Additions charged to costs and expenses	Deductions		Balance at end of period
Year ended December 31, 2000	$725	$12,722	$(3,160	)*	$10,287

Year ended December 31, 2001	$10,287	$(76)	$(7,936	)*	$2,275

Year ended December 31, 2002	$2,275	$(70)	$(1,909	)*	$296

* Represents write-offs of accounts receivable

Allowances for Doubtful Stockholder Notes Receivable (Principal and Interest)	Balance at beginning of period	Additions charged to costs and expenses	Deductions		Balance at end of period
Year ended December 31, 2000	$—	$2,782	$—		$2,782

Year ended December 31, 2001	$2,782	$—	$(1,014)		$1,768

Year ended December 31, 2002	$1,768	$146	$(678)		$1,236

Deferred Tax Valuation Accounts	Balance at beginning of period	Additions charged to costs and expenses	Deductions		Balance at end of period
Year ended December 31, 2000	$1,083	$41,540	$—		$42,623

Year ended December 31, 2001	$42,623	$(689)	$—		$41,934

Year ended December 31, 2002	$41,934	$—	$766		$42,700

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EXHIBIT INDEX

The following is a list of exhibits required by Item 601 of Regulation S-K filed as part of this Form S-1. Where so indicated by footnote, exhibits which were previously filed are incorporated by reference. For exhibits incorporated by reference, the location of the exhibit in the previous filing is indicated in parentheses.

Number	Description
3.2**	Fourth Amended and Restated Certificate of Incorporation of TenFold. (1)
3.3**	Bylaws of TenFold. (1)
3.4**	Amendment to Bylaws dated March 2, 1999. (3)
4.1**	Reference is made to Exhibits 3.2, 3.3, and 3.4. (1) and (3)
4.2**	Specimen Stock Certificate. (1)
4.3**	Amended and Restated Investors’ Rights Agreement dated November 24, 1997, as Amended, by and among TenFold, Gary D. Kennedy, Jeffrey L. Walker, the Walker Children’s Trust and the Investors (as defined therein). (1)
4.4**	Form of Securities Purchase Agreement dated December 22, 2003, between Registrant and purchasers of stock (13)
4.5**	Form of Amendment No. to Securities Purchase Agreement dated December 22, 2003, between Registrant and purchasers of stock (14)
5	Opinion of Munger, Tolles & Olson LLP
10.1**	Form of Indemnification Agreement between TenFold and an executive officer and its directors. (1)
10.2**#	1993 Flexible Stock Incentive Plan, as amended. (2)
10.3**#	1999 Stock Plan, as amended. (9)
10.4**#	1999 Employee Stock Purchase Plan, as amended. (9)
10.5**#	2000 Employee Stock Option Plan. (5)
10.6**	Restructuring Agreement effective December 8, 2000 between Perot Systems Corporation and TenFold. (5)
10.7**	Lease Agreement effective April 28, 2000 between Boyer Jordan Valley 1, L.C. and TenFold. (4)
10.8**	First Amendment to Lease Agreement effective November 30, 2000 between Boyer Jordan Valley 1, L.C. and TenFold. (5)
10.9**	Second Amendment to Lease Agreement between Boyer Jordan Valley 1, L.C. and TenFold. (10)
10.10**	Third Amendment to Lease Agreement Between Boyer Jordan Valley 1, L.C. and Tenfold. (11)
10.11**#	Employment Agreement between TenFold and Nancy M. Harvey. (6)
10.12**#	Amendment to Employment Agreement TenFold Corporation and Nancy M. Harvey. (9)
10.13**#	Amendment No. 2 to Employment Agreement between TenFold and Nancy M. Harvey. (10)
10.14**#	Amendment No. 3 to Employment Agreement between TenFold and Nancy M. Harvey. (13)
10.15**#	Restricted Stock Bonus Agreement Between TenFold and Nancy M. Harvey. (7)
10.16**#	Resignation Agreement between TenFold and Gary D. Kennedy. (8)
10.17**#	Resignation Agreement between TenFold and Donald R. Jefferis. (8)
10.18**#	Separation Agreement between TenFold and Sameer Shalaby. (9)
10.19**	Master Software License and Services Agreement, dated September 27, 1999, as amended, between TenFold and Allstate Insurance Company. (10)
10.20**	Termination and Settlement Agreement, dated October 18, 2001, among TenFold Corporation, Argenesis Corporation, and Linedata Services. (9)
10.21**	Stock Issuance Agreement and Release, dated as of February 5, 2003, between TenFold and the Robert W. Felton Trust. (12)
10.22**	Placement Agent Agreement dated December 12, 2003 between Registrant and Brean Murray & Co., Inc. (14)
11*	Computation of Shares used in Computing Basic and Diluted Net Income (Loss) Per Share.
21	List of Subsidiaries
23.1	Consent of Tanner + Co.
23.2	Consent of KPMG LLP
23.3	Consent of Munger, Tolles & Olson LLP (included as part of Exhibit 5 hereto)
24	Power of Attorney (included on the signature page of the Registration Statement)

*	Incorporated by reference to “Notes to Consolidated Financial Statements” herein

**	Previously filed

#	Indicates management contract or compensatory plan or arrangement

1)	Filed on March 8, 1999 as an exhibit to the Company’s Registration Statement on Form S-1 and incorporated by reference.

2)	Filed on April 20, 1999 as an exhibit to Amendment No. 1 to the Company’s Registration Statement on Form S-1 and incorporated by reference.

3)	Filed on May 18, 1999 as an exhibit to Amendment No. 4 to the Company’s Registration Statement on Form S-1 and incorporated by reference.

4)	Filed on May 5, 2000 as an exhibit to the Company’s Quarterly Report on Form 10-Q and incorporated by reference.

5)	Filed on April 12, 2001 as an exhibit to the Company’s Annual Report on Form 10-K and incorporated by reference.

6)	Filed on May 21, 2001 as an exhibit to the Company’s Quarterly Report on Form 10-Q and incorporated by reference.

7)	Filed on July 27, 2001 as an exhibit to the Company’s Quarterly Report on Form 10-Q and incorporated by reference.

8)	Filed on November 19, 2001 as an exhibit to the Company’s Quarterly Report on Form 10-Q and incorporated by reference.

9)	Filed on April 15, 2002 as an exhibit to the Company’s Annual Report on Form 10-K and incorporated by reference.

10)	Filed on August 14, 2002 as an exhibit to the Company’s Quarterly Report on Form 10-Q and incorporated by reference.

11)	Filed on November 19, 2002 as an exhibit to the Company’s Quarterly Report on Form 10-Q and incorporated by reference.

12)	Filed on March 31, 2003 as an exhibit to the Company’s Annual Report on Form 10-K and incorporated by reference.

13)	Filed on May 13, 2003 as an exhibit to the Company’s Quarterly Report on Form 10-Q and incorporated by reference.

14)	Filed on December 23, 2003 as an exhibit to the Company’s Report on Form 8-K and incorporated by reference.

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